As filed with the Securities and Exchange Commission on January 23, 2006
Registration Statement No. 333-129790

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1/A
(Amendment No. 3)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MasTec, Inc.
(Exact name of registrant as specified in its charter)

Florida	1623	65-0829355
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134
Telephone (305) 599-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Alberto de Cardenas
Executive Vice President & General Counsel
800 S. Douglas Road, 12th Floor
Coral Gables, Florida 33134
Telephone (305) 599-1800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Paul Berkowitz	Joel S. Klaperman
Greenberg Traurig, P.A.	Shearman & Sterling LLP
1221 Brickell Avenue	599 Lexington Ave.
Miami, Florida 33131	New York, New York 10022
(305) 579-0500	(212) 848-4000

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 23, 2006
12,500,000 Shares
COMMON STOCK

MasTec, Inc. is offering 12,500,000 shares of its common stock

      Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” On January 19, 2006 the last reported sale price of our common stock on the New York Stock Exchange was $11.15 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 for a discussion of these risks.

PRICE $                    A SHARE

	Price to	Underwriting Discounts	Proceeds
	Public	and Commissions	to MasTec

Per share	$	$	$
Total	$	$	$
      We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,875,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions solely to cover over-allotments, if any.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2006.

Joint Book-Running Managers

MORGAN STANLEY	FRIEDMAN BILLINGS RAMSEY

NEEDHAM & COMPANY, LLC	KAUFMAN BROS., L.P.
                    , 2006

A
B
MasTec
C
D
E
F

A. Repairing electrical pole insulators
B. Trenching for neighborhood fiber deployment
C. Repairing electrical lines and poles
D. MasTec truck convoy for hurricane repairs
E. MasTec install to-the-home-services
F. MasTec workers prepare to set line pole

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Where You Can Find More Information About MasTec.”

PROSPECTUS SUMMARY
      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.” Unless the context otherwise requires, references in this prospectus to “MasTec,” “we,” “us” and “our” mean MasTec, Inc. and its subsidiaries.
MASTEC, INC.
Our Company
      We are a leading specialty contractor operating throughout the United States and in Canada across a range of industries. Our core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure and transportation systems. We provide similar infrastructure services to our customers, most of which are companies in the telecommunications, satellite television and cable television industries as well as utility companies and governments. Our customers rely on us to build and maintain infrastructure and networks that are critical to their delivery of voice, video and data communications, electricity and transportation systems.
      We have been in business for over 70 years and currently operate through a network of 220 locations and 7,700 employees. Our national footprint and ability to respond quickly and efficiently has resulted in longstanding relationships. For fiscal year 2004 and the nine months ended September 30, 2005, 69.7% and 64.8%, respectively, of our revenues were derived under multi-year master service agreements and other service agreements. Our customers include some of the largest communication and utility companies in the United States, including DirecTV, Verizon Communications, BellSouth, Sprint Nextel and Florida Power & Light.
      For the nine months ended September 30, 2005 and fiscal year 2004 we had revenue of $697.4 million and $913.8 million, respectively. For the nine months ended September 30, 2005 and fiscal year 2004, we had net losses of $3.1 million and $49.4 million, respectively. For fiscal year 2004, 65.0%, 19.2% and 15.8% of our revenues were from our communications, utilities and government customers, respectively. For the nine months ended September 30, 2005, 63.0%, 21.2% and 15.8% of our revenues were from our communications, utilities and government customers, respectively. Our 18-month backlog at September 30, 2005 was $1.1 billion and we expect to realize approximately 20.8% of this backlog in 2005.
Strategy
      The key elements of our business strategy are as follows:
      Capitalize on Favorable Industry Trends. Many of our customers have increased spending on their network infrastructure in order to enhance their ability to offer voice, video and data services, and to deliver electric power or improve the logistics of their transportation networks. Specifically, our communications customers are investing in fiber optic network enhancements in response to demand for faster and more robust internet, broadband and advanced video offerings. In addition, many companies are increasing outsourcing network installation and maintenance work.
      Operate More Efficiently. We have implemented new financial and business procedures in order to improve our operating effectiveness, consequently increasing our operating margins and cash flows.
      Improve Our Financial Strength. With the proceeds of this offering, we intend to reduce our debt and increase our cash, which will significantly improve our financial condition.
      Pursue Acquisitions, Strategic Alliances and Divestitures. We will focus on acquisitions and alliances that allow us to expand our operations into targeted geographic areas or allow us to expand our service offerings in areas that require skill sets or equipment that we do not currently maintain. We may also consider sales or divestitures of portions of our assets, operations, real estate or other properties.
Recent Developments

Agreement to Acquire Assets of Digital Satellite Services, Inc.
      On December 30, 2005, MasTec entered into a definitive agreement to purchase substantially all of the assets and assume certain operating liabilities and contracts of Digital Satellite Services, Inc., which we refer to as DSSI. DSSI, which also operates under the names of Ron’s Digital Satellite and Ron’s TV, is principally involved in the installation of residential and commercial satellite and security services. We refer to this transaction as the DSSI Acquisition.
      DSSI’s revenues are expected to exceed $50 million in 2005 and its principal markets include Atlanta, Georgia, the Greenville-Spartanburg area of South Carolina and Asheville, North Carolina, and portions of Tennessee, Kentucky and Virginia, which are all markets that are contiguous to areas in which MasTec is currently active with similar installation services. Upon completion of the acquisition, MasTec will provide installation services from the mid-Atlantic states to South Florida. In addition, MasTec expects to hire approximately 630 additional installation technicians as a result of the acquisition.
      The purchase price is composed of $18.5 million in cash, $7.5 million of MasTec common stock and an earn-out based on performance. Pursuant to the terms of the DSSI Acquisition purchase agreement, MasTec has agreed to use its best efforts to register for resale the MasTec common stock that is part of the purchase price within 120 days after the closing of the DSSI Acquisition. The transaction is subject to the receipt of customer consent and other customary closing conditions and is expected to close on January 31, 2006.

Decision to Sell Substantially All of MasTec’s State Department of Transportation Related Projects and Assets
      On December 31, 2005, the executive committee of our board of directors voted to sell substantially all of MasTec’s state Department of Transportation related projects and assets. As of September 30, 2005, the carrying value of the subject net assets for sale was $57.7 million. This amount is comprised of total assets of $91.3 million which includes $11.5 million of goodwill less total liabilities of $33.6 million. The decision to sell was made after evaluation of, among other things, short and long term prospects. The projects that are for sale will be accounted for as discontinued operations. At this time, MasTec has not completed its determination of the fair value of the assets and does not have an estimate of the write-down or other charges associated with the disposition of the assets. MasTec anticipates that it will need to record a material impairment charge related to these net assets.
      The financial data in this prospectus does not give effect to MasTec’s decision to sell substantially all of its state Department of Transportation related projects and assets. If MasTec had accounted for these projects as discontinued operations as of January 1, 2002, MasTec’s loss from continuing operations for the years ended December 31, 2004, 2003 and 2002 would have been $17.7 million, $20.8 million and $111.0 million, respectively, and for the nine months ended September 30, 2005, income from continuing operations would have been $10.5 million. MasTec’s revenue for the years ended December 31, 2004, 2003, 2002 and nine months ended September 30, 2005 would have been $807.2 million, $712.2 million, $657.0 million and $624.6 million, respectively. In addition, MasTec’s loss from discontinued operations for the years ended December 31, 2004, 2003, 2002 and for the nine months ended September 30, 2005 would have been $31.7 million, $31.5 million, $13.0 million and $13.6 million, respectively. See the pro forma financial information included elsewhere in this prospectus at “Pro Forma Information on Continuing Operations.”
Certain Information about Us in this Prospectus
      We are incorporated under the laws of the State of Florida. Our principal executive offices are located at 800 Douglas Road, 12th Floor, Coral Gables, Florida 33134. Our telephone number is (305) 599-1800.

The Offering

Common stock offered by us	12,500,000 shares.

Common stock to be outstanding after the offering (based on the number of shares outstanding as of December 31, 2005)	61,722,012 shares.

Over-allotment option	1,875,000 shares.

Use of proceeds	We estimate that net proceeds from this offering will be approximately $131.5 million, based on an assumed offering price of $11.15 per share. A $0.25 increase (decrease) in the assumed public offering price per share of our common stock would increase (decrease) the net proceeds that we receive from the offering by approximately $3.0 million. In March 2006 we intend to use at least $75 million and up to $100 million of the net proceeds of the offering to redeem a portion of our 7.75% senior subordinated notes due February 2008. We expect to use the remaining net proceeds from this offering for the $18.5 million cash portion of the DSSI Acquisition, working capital, other possible acquisitions of assets and businesses, organic growth and other general corporate purposes. Although we regularly evaluate potential acquisition opportunities, we currently have no definitive agreements to make any acquisitions (see “Recent Developments”). Our management has broad discretion over the allocation of the net proceeds from this offering, see “Risk Factors— Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways that may be dilutive.”

New York Stock Exchange symbol	“MTZ”.
      This preliminary prospectus is subject to completion prior to this offering. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option and does not include the payment of the purchase price at closing for the DSSI Acquisition.
      In addition to the 61,722,012 shares of common stock expected to be outstanding after this offering, as of the closing of this offering and based upon the number of options granted as of December 31, 2005, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	15,272,487 shares issuable under our stock option and stock purchase plans, consisting of:

—	8,654,061 shares underlying options outstanding at a weighted average exercise price of $12.54 per share, of which 6,945,606 shares were exercisable; and

—	6,618,426 shares available for future issuance under our stock option and stock purchase plans.

Summary Consolidated Financial Data
      The following table states our summary consolidated financial data and is derived from our consolidated financial statements. The table reflects our consolidated results of operations for the periods indicated including the reclassification of results of operations for our Brazil and network services operations in 2002 and 2003 to discontinued operations. The summary consolidated data as of September 30, 2005 and for each of the nine month periods ended September 30, 2004 and 2005 are derived from our condensed unaudited consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine months ended September 30, 2005 may not be indicative of results that may be expected for the full fiscal year. The following summary consolidated financial data should be read together with our consolidated financial statements and notes thereto as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pro Forma Information on Continuing Operations.”

					Nine Months Ended
	Year Ended December 31,				September 30,

	2002		2003	2004	2004	2005

					(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data
Revenue	$766,467		$827,480	$913,795	$667,071	$697,427
Costs of revenue, excluding depreciation	$683,855		$744,587	$828,743	$607,120	$621,560
Loss from continuing operations before cumulative effect of change in accounting principle	$(107,238	)(1)	$(24,440)	$(26,217)	$(20,451)	$(1,558)
Loss from continuing operations	$(119,834)		$(24,440)	$(26,217)	$(20,451)	$(1,558)
Loss on write-off of assets of discontinued operations, net	$—		$—	$(19,165)	$(19,165)	$—
Loss from discontinued operations, net of tax	$(16,722)		$(27,859)	$(4,055)	$(2,966)	$(1,008)
Loss on sale of assets of discontinued operations, net of tax	$—		$—	$—	$—	$(583)
Net loss	$(136,556)		$(52,299)	$(49,437)	$(42,582)	$(3,149)
Basic and diluted net loss per share:
Continuing operations	$(2.50)		$(.51)	$(.54)	$(.42)	$(.03)
Discontinued operations	$(.35)		$(.58)	$(.48)	$(.46)	$(.03)
Basic and diluted net loss per share before cumulative effect of change in accounting principle	$(2.59)		$(1.09)	$(1.02)	$(.88)	$(.06)
Basic and diluted net loss per share	$(2.85)		$(1.09)	$(1.02)	$(.88)	$(.06)

	December 31,

	2002	2003	2004	September 30, 2005

				(unaudited)
	(In thousands)
Balance Sheet Data
Working capital	$139,154	$113,360	$134,463	$131,976
Property and equipment, net	$118,475	$85,832	$69,303	$56,451
Total assets	$622,681	$628,263	$600,523	$609,389
Total debt	$198,642	$201,665	$196,158	$196,238
Total shareholders’ equity	$263,010	$215,818	$191,153	$190,405

(1)	Includes charges of $12.8 million to reduce the carrying amount of certain assets held for sale and in use, and non-core assets, restructuring charges of $8.3 million, impairment of goodwill of $79.7 million, and provisions for bad debt totaling $15.4 million.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.
Risks Related to Our Industry and Our Customers’ Industries
An economic downturn or reduced capital expenditures in the industries we serve may result in a decrease in demand for our services.
      Commencing in 2001 and through 2003, the communications industry suffered a severe downturn that resulted in a number of our customers filing for bankruptcy protection or experiencing financial difficulties. The downturn resulted in reduced capital expenditures for infrastructure projects, even among those customers that did not experience financial difficulties. Although our strategy is to increase the percentage of our business derived from large, financially stable customers in the communications, utility and government industries, these customers may not continue to fund capital expenditures for infrastructure projects at current levels. Even if they do continue to fund projects, we may not be able to increase our share of their business. Bankruptcies or decreases in our customers’ capital expenditures and disbursements could reduce our revenue, profitability or liquidity.
Many of the industries we serve are subject to consolidation and rapid technological and regulatory change, and our inability or failure to adjust to our customers’ changing needs could reduce demand for our services.
      We derive, and anticipate that we will continue to derive, a substantial portion of our revenue from customers in the communications industry. The communications industry is subject to rapid changes in technology and governmental regulation. Changes in technology may reduce the demand for the services we provide. New or developing technologies could displace the wire line systems used for the transmission of voice, video and data, and improvements in existing technology may allow communications providers to significantly improve their networks without physically upgrading them. Additionally, the communications industry has been characterized by a high level of consolidation that may result in the loss of one or more of our customers. Utilities have also entered into a phase of consolidation similar to the communications industry which could lead to the same uncertainties.
Our industry is highly competitive which may reduce our market share and harm our financial performance.
      Our industry is highly fragmented, and we compete with other companies in most of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. We also face competition from existing or prospective customers that employ in-house personnel to perform some of the same types of services we provide. There are relatively few barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become one of our competitors.
      Most of our customers’ work is awarded through a bid process. Consequently, price is often the principal factor in determining which service provider is selected, especially on smaller, less complex projects. Smaller competitors are sometimes able to win bids for these projects based on price alone due to their lower costs and financial return requirements.

Risks Related to Our Business
We derive a significant portion of our revenue from a few customers, and the loss of one of these customers or a reduction in their demand, the amount they pay or their ability to pay, for our services could impair our financial performance.
      In the year ended December 31, 2004, we derived approximately 21.4% and 12.3% of our revenue from DirecTV, Inc. and Comcast Cable Communications, Inc., respectively. In the nine months ended September 30, 2005, we derived approximately 27.5% and 10.4% of our revenue from DirecTV and Verizon Communications, respectively. In addition, our largest 10 customers accounted for approximately 43.9%, 55.0% and 63.7% of our revenue in the years ended December 31, 2002, 2003 and 2004, respectively, and approximately 64.6% of our revenue in the nine months ended September 30, 2005.
      Because our business is concentrated among relatively few major customers, our revenue could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced, which could result in reduced profitability and liquidity. For example, we have experienced a decrease of $94.6 million in revenue related to upgrade work for Comcast in the nine months ended September 30, 2005 compared to the same period in 2004 and we expect to continue to experience a decrease in revenue from Comcast due to the completion of the rebuild and upgrade of their broadband networks in 2004. In addition, our revenue, profitability and liquidity could decline if certain customers reduce the amounts they pay for our services or if our customers are unable to pay for our services. A number of our customers filed for bankruptcy protection or experienced financial difficulties commencing in 2001 through 2003 during the last economic downturn in the communications industry which negatively impacted our revenue, profitability and liquidity. In 2002, 2003 and 2004 total provisions for bad debts amounted to $15.4 million, $8.8 million and $5.1 million, respectively, and approximately $3.8 million for the nine months ended September 30, 2005. As of September 30, 2005, we had remaining receivables from customers undergoing bankruptcy reorganization totaling $14.7 million, of which $8.0 million is included in specific reserves for bad debts, with the remaining amounts expected to be recovered through enforcement of liens or bonds.
Most of our contracts do not obligate our customers to undertake any infrastructure projects or other work with us.
      A significant portion of our revenue is derived from service agreements. Under our service agreements, we contract to provide customers with individual project services, through work orders, within defined geographic areas on a fixed fee basis. Under these agreements, our customers have no obligation to undertake any infrastructure projects or other work with us. A significant decline in the projects customers assign us under service agreements could result in a decline in our revenue, profitability and liquidity.
Most of our contracts may be canceled on short notice, so our revenue is not guaranteed.
      Most of our contracts are cancelable on short notice, ranging from immediate cancellation to cancellation upon 180 days notice, even if we are not in default under the contract. Many of our contracts, including our service agreements, are periodically open to public bid. We may not be the successful bidder on our existing contracts that are re-bid. We also provide a significant portion of our services on a non-recurring, project-by-project basis. We could experience a reduction in our revenue, profitability and liquidity if:

•	our customers cancel a significant number of contracts;

•	we fail to win a significant number of our existing contracts upon re-bid; or

•	we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

We may not accurately estimate the costs associated with our services provided under fixed-price contracts which could impair our financial performance.
      A substantial portion of our revenue is derived from master service agreements and other service agreements that are fixed price contracts. Under these contracts, we set the price of our services on a per unit or aggregate basis and assume the risk that the costs associated with our performance may be greater than we anticipated. Our profitability is therefore dependent upon our ability to accurately estimate the costs associated with our services. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at the work sites differing materially from what was anticipated at the time we bid on the contract and higher costs of materials and labor. Certain agreements or projects could have lower margins than anticipated or losses if actual costs for our contracts exceed our estimates, which could reduce our profitability and liquidity.
We account for a majority of our projects using units-of-delivery methods or percentage-of-completion, therefore variations of actual results from our assumptions may reduce our profitability.
      For installation/construction projects, we recognize revenue on projects on the units-of-delivery or percentage-of-completion methods, depending on the type of project. We recognize revenue on unit based projects using the units-of-delivery method. Under the units-of-delivery method, revenue is recognized as the units are completed at the contractually agreed price per unit. Our profitability is reduced if the actual cost to complete each unit exceeds our original estimates. We are also required to immediately recognize the full amount of any estimated loss on these projects if the estimated costs to complete the remaining units for the project exceed the revenue to be earned on such units. For certain customers with unit based construction/installation contracts, we recognize revenue only after the service is performed and as the related work orders are approved. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured. If we are required to recognize a loss on a project, we could experience reduced profitability which could negatively impact our liquidity.
      We recognize revenue on non-unit based fixed price contracts using the percentage-of-completion method. Under the percentage-of-completion method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. The percentage-of-completion method therefore relies on estimates of total expected contract costs. Contract revenue and total cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the fiscal period when such estimates are revised. Estimates are based on management’s reasonable assumptions and experience, but are only estimates. Variation of actual results from estimates on a large project or on a number of smaller projects could be material. For example, for the years ended December 31, 2003 and 2004 we incurred approximately $28.7 million and $7.8 million, respectively, of losses on percentage-of-completion contracts. We immediately recognize the full amount of the estimated loss on a contract when our estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability which could negatively impact our liquidity.
Amounts included in our backlog may not result in actual revenue or translate into profits.
      Approximately 78.7% of our 18-month backlog at September 30, 2005 was comprised of master service agreements and other service agreements which do not require our customers to purchase a minimum amount of services and are cancelable on short notice. These backlog amounts are based on our estimates and therefore may not result in actual receipt of revenue in the originally anticipated period or at all. In addition, contracts included in our backlog may not be profitable. We have historically experienced variances in the realization of our backlog because of project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control and we may experience such delays or cancellations in the future. For example, 12-month backlog at December 31, 2001 was $873.7 million but we only realized $766.5 million of revenues for the 12-month period ended

December 31, 2002. If our backlog fails to materialize, we could experience a reduction in our revenue, profitability and liquidity.
Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.
      The budgetary years of many of our specialty infrastructure services customers end December 31. As a result, some of our customers reduce their expenditures and work order requests towards the end of the year. Adverse weather conditions, particularly during the winter season, also affect our ability to perform outdoor services in certain regions of the United States and Canada. As a result, we experience reduced revenue in the first and fourth quarters of each calendar year.
      Natural catastrophes such as the recent hurricanes in the United States could also have a negative impact on the economy overall and on our ability to perform outdoor services in affected regions or utilize equipment and crews stationed in those regions, which in turn could significantly impact the results of any one or more of our reporting periods.
We are self-insured against many potential liabilities.
      Although we maintain insurance policies with respect to automobile liability, general liability, workers’ compensation and employee group health claims, those policies are subject to high deductibles, and we are self-insured up to the amount of the deductible. Since most claims against us do not exceed the deductibles under our insurance policies, we are effectively self-insured for substantially all claims. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as other current and non-current liabilities. The determination of such claims and expenses and the appropriateness of the liability is reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If our insurance claims or costs exceed our estimates of insurance liabilities, we could experience a decline in profitability and liquidity.
Increases in our insurance premiums or collateral requirements could significantly reduce our profitability, liquidity and credit facility availability.
      Because of factors such as increases in claims (primarily workers’ compensation claims), projected significant increases in medical costs and wages, lost compensation and reductions in coverage and our financial position, insurance carriers may be unwilling to continue to provide us with our current levels of coverage without a significant increase in insurance premiums or collateral requirements to cover our deductible obligations. For example, in connection with our 2005 insurance program, through October 2005, we have paid our insurance carrier $18 million for cash collateral without a corresponding decrease in collateral for prior year programs. An increase in premiums or collateral requirements could significantly reduce our profitability and liquidity as well as reduce availability under our revolving credit facility to support some of these collateral requirements.
We may be unable to obtain sufficient bonding capacity to support certain service offerings and the need for performance and surety bonds may reduce our availability under our credit facility.
      Some of our contracts require performance and surety bonds. Bonding capacity in the infrastructure industry has become increasingly difficult to obtain, and bonding companies are denying or restricting coverage to an increasing number of contractors. Companies that have been successful in renewing or obtaining coverage have sometimes been required to post additional collateral to secure the same amount of bonds which reduces availability under our credit facility. We may not be able to maintain a sufficient level of bonding capacity in the future, which could preclude us from being able to bid for certain contracts and successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds in the future, we may be required to post letters of credit in connection with the bonds which would reduce availability under our credit facility. We reported net losses for the years ended December 31, 2002, 2003, 2004 and for the nine months ended September 30, 2005. If we continue to incur net losses, our overall level of bonding capacity could be reduced.
New accounting pronouncements including SFAS 123R may significantly impact our future results of operations and earnings per share.
      We currently account for our stock-based award plans to employees and directors in accordance with APB No. 25, “Accounting for Stock Issued to Employees” under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. Under this method, we generally do not recognize any compensation related to employee stock option grants we issue under our stock option plans at fair value. In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payment” or SFAS 123R. This statement, which will be effective for us beginning on January 1, 2006, will require us to recognize the expense attributable to stock options granted or vested subsequent to December 31, 2005 and will have a material negative impact on our future profitability.
      SFAS 123R will require us to recognize share-based compensation as compensation expense in our statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the vesting period. This statement will also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. We are in the process of evaluating the impact of the adoption of SFAS 123R on our results of operations. In connection with evaluating the impact of SFAS 123R, we are considering the potential use of different valuation methods to determine the fair value of share-based compensation and reviewing all assumptions used in those valuation methods. We believe the adoption of SFAS 123R will have a material negative impact on our profitability regardless of the valuation method used. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.
We may incur goodwill impairment charges in our reporting entities which could harm our profitability.
      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we periodically review the carrying values of our goodwill to determine whether such carrying values exceed the fair market value. During the fourth quarter of 2002, we performed a review of goodwill for impairment which resulted in a charge of approximately $79.7 million, or $51.9 million net of tax. The primary factors contributing to the impairment charge were the overall deterioration of the business climate during 2002 and the continued depression of the market values of our common stock and the equity securities of other companies that serve our industry. In the year ended December 31, 2004, we charged $12.3 million against goodwill in connection with the bankruptcy of our Brazilian subsidiary, which is included in the consolidated statements of operations under discontinued operations. We may incur additional impairment charges related to goodwill in any of our reporting entities in the future if the markets they serve or their business deteriorates. For example, we are currently reviewing the valuation of the assets related to the state Department of Transportation projects that are being discontinued. See “Recent Developments.” Any such charges would be reflected on our consolidated financial statements as operating expenses and could reduce our profitability.
We may incur restructuring charges which could reduce our profitability.
      From time to time we review our operations in an effort to improve profitability. In 2002, we implemented a restructuring program under which we:

•	eliminated service offerings that no longer fit into our business strategy;

•	reduced or eliminated services that did not produce adequate revenue or margin;

•	reduced costs of businesses that provided adequate profit contributions but needed margin improvements; and

•	reviewed new business opportunities capable of utilizing our existing human and physical resources.
      As a result of this program, we incurred a pre-tax charge of $3.7 million in 2002. We could incur charges in the future as a result of similar reviews, which would be reflected as operating expenses and could reduce our profitability.
Our credit facility and senior subordinated notes impose restrictions on us which may prevent us from engaging in transactions that might benefit us, including responding to changing business and economic conditions or securing additional financing, if needed.
      At September 30, 2005, we had $195.9 million in senior subordinated notes outstanding due 2008 under an indenture and $0.3 million in other notes payable outstanding. We also have a $150.0 million revolving credit facility. The terms of our indebtedness contain customary events of default and covenants that prohibit us from taking certain actions without satisfying certain financial tests or obtaining the consent of the lenders. The prohibited actions include, among other things:

•	making investments in excess of specified amounts;

•	incurring additional indebtedness in excess of a specified amount;

•	paying cash dividends;

•	making capital expenditures in excess of a specified amount;

•	creating certain liens;

•	prepaying our other indebtedness, including the senior subordinated notes;

•	engaging in certain mergers or combinations; and

•	engaging in transactions that would result in a “change of control” (as defined in the credit facility and senior subordinated notes indenture).
      Our credit facility provides that if our net borrowing base availability falls below $20.0 million we must comply with a minimum fixed charge coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Condition, Liquidity and Capital Resources.” In the past, we have not been in compliance with certain financial covenants of our credit facility and have had to seek amendments or waivers from our lenders. Should we be unable to comply with the terms and covenants of our credit facility, we would be required to obtain further modifications of the facility or secure another source of financing to continue to operate our business. A default could result in the acceleration of either our obligations under the credit facility or under the indenture relating to the senior subordinated notes, or both. In addition, these covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions or securing additional financing, if needed. Our business is capital intensive and, to the extent we need additional financing, we may not be able to obtain such financing at all or on favorable terms, which may decrease our profitability and liquidity.
If we are unable to attract and retain qualified managers and skilled employees, we will be unable to operate efficiently which could reduce our revenue, profitability and liquidity.
      Our business is labor intensive, and some of our operations experience a high rate of employee turnover. At times of low unemployment rates in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficient skilled labor force necessary to support our operating requirements and growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. Additionally, our business is managed by a number of key executive and operational officers and is dependent upon retaining and recruiting qualified management. Labor shortages, increased labor or training costs or the loss of key personnel could result in reduced revenue, profitability and liquidity.
Increases in the costs of fuel could reduce our operating margins.
      The price of fuel needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing. Accordingly, any increase in fuel costs could reduce our profitability and liquidity.
We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying, us for the related services.
      We use subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our subcontractors before our customers pay us for the related services. If we choose, or are required, to pay our subcontractors for work performed for customers who fail to pay, or delay paying, us for the related work, we could experience a decrease in profitability and liquidity.
If we are unable to obtain our audited financial statements on a timely basis or otherwise fail to comply with state Department of Transportation requirements, we could experience a decrease in our revenue and profitability from some governmental customers.
      State DOTs require us to submit an annual application in order to qualify as an approved direct bidder for their projects. In some states, our application must be accompanied by audited financial statements which must be submitted within a certain number of days after the end of each fiscal year in order to be considered timely. In 2004, we failed to complete the audit of our financial statements for the fiscal year ended December 31, 2003 on a timely basis. If we fail to submit audited financial statements and other information on a timely basis, or if our prequalification application is delayed or rejected for any reason, our status as an approved bidder for any new state DOT work in certain states could be suspended. While we can currently provide services as a subcontractor, until we re-establish our qualification to bid, our status as an approved bidder for Florida DOT work remains suspended. This has resulted in a decrease in revenue from this customer and may result in continued decreases in the future. If we are unable to comply with the applicable state DOT requirements we would be unable to serve as a direct provider of new services to those state DOTs and we could experience a decrease in revenue and profitability from these customers.
Our failure to comply with environmental laws could result in significant liabilities.
      Some of the work we perform is in underground environments. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil containing pollutants and result in a rupture and discharge of pollutants. In such a case, we may be liable for fines and damages.
      We own and lease several facilities at which we store our equipment. Some of these facilities contain fuel storage tanks which may be above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines.
      We sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies. Due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines.

      We are currently engaged in litigation related to environmental liabilities in Coos Bay, Oregon. See “Legal Proceedings.”
      In addition, new environmental laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could negatively impact our profitability and liquidity.
Our failure to comply with the regulations of the U.S. Occupational Safety and Health Administration, the U.S. Department of Transportation and other state and local agencies that oversee transportation and safety compliance could reduce our revenue, profitability and liquidity.
      The Occupational Safety and Health Act of 1970, as amended, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.
      We have, from time to time, received notice from the U.S. Department of Transportation that our motor carrier operations will be monitored and that the failure to improve our safety performance could result in suspension or revocation of vehicle registration privileges. If we cannot successfully resolve these issues, our ability to service our customers could be damaged which could lead to a reduction of our revenue, profitability and liquidity.
Our business is subject to hazards that could result in substantial liabilities and weaken our financial condition.
      Construction projects undertaken by our employees involve exposure to electrical lines, pipelines carrying potentially explosive materials, heavy equipment, mechanical failures and adverse weather conditions. If serious accidents or fatalities occur, we may be restricted from bidding on certain work and certain existing contracts could be terminated. In addition, if our safety record were to deteriorate, our ability to bid on certain work could suffer. The occurrence of accidents in our business could result in significant liabilities or harm our ability to perform under our contracts or enter into new contracts with customers, which could reduce our revenue, profitability and liquidity.
Many of our communications customers are highly regulated and the addition of new regulations or changes to existing regulations may adversely impact their demand for our specialty contracting services and the profitability of those services.
      Many of our communications customers are regulated by the Federal Communications Commission. The FCC may interpret the application of its regulations to communication companies in a manner that is different than the way such regulations are currently interpreted and may impose additional regulations. If existing or new regulations have an adverse affect on our communications customers and adversely impact the profitability of the services they provide, then demand for our specialty contracting services may be reduced.
Claims, lawsuits and proceedings could reduce our profitability and liquidity and weaken our financial condition.
      We are subject to various claims, lawsuits and proceedings which arise in the ordinary course of business. Claimants may seek large damage awards and defending claims can involve significant costs. When appropriate, we establish reserves against these items that we believe to be adequate in the light of current information, legal advice and professional indemnity insurance coverage, and we adjust such reserves from time to time according to case developments. If our reserves are inadequate, or if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure, we could experience a reduction in our profitability and liquidity. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business. See “Legal Proceedings.”
Acquisitions involve risks that could result in a reduction of our profitability and liquidity.
      We have made, and in the future plan to make, strategic acquisitions. However, we may not be able to identify suitable acquisition opportunities or may be unable to obtain the consent of our lenders and therefore not be able to complete such acquisitions. We may decide to pay for acquisitions with our common stock which may dilute your investment in our common stock or decide to pursue acquisitions that investors may not agree with. In addition, acquisitions may expose us to operational challenges and risks, including:

•	the ability to profitably manage additional businesses or successfully integrate the acquired business operations and financial reporting and accounting control systems into our business;

•	increased indebtedness associated with an acquisition;

•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions or unforeseen internal difficulties;

•	the availability of funding sufficient to meet increased capital needs;

•	diversion of management’s attention; and

•	the ability to hire qualified personnel required for expanded operations.
      A failure to successfully manage the operational challenges and risks associated with or resulting from acquisitions could result in a reduction of our profitability and liquidity. Borrowings associated with these acquisitions may also result in higher levels of indebtedness which could impact our ability to service the debt within the scheduled repayment terms.
Risks Related to Our Company and Our Common Stock
We have identified a material weakness in our disclosure controls and procedures and internal control over financial reporting related to inventory practices and policies related to certain state Department of Transportation projects, which are included in those projects that we intend to sell, that may prevent us from being able to report accurately our financial results or prevent fraud, which could harm our business and operating results and the trading price of our stock.
      Effective disclosure controls and procedures and internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we assess, and our independent registered certified public accounting firm attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with our evaluation of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2004, we identified a material weakness in the inventory practices and policies related to certain Department of Transportation projects, which are included in those projects that we intend to sell. See “Recent Developments.” We may in the future discover additional areas of our disclosure controls or internal control over financial reporting that need improvement. Any remedial measures we take may not succeed in designing, implementing and maintaining adequate controls over our financial processes and reporting in the future and may not be sufficient to address and eliminate the material weakness. Remedying the material weakness that has been identified, or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs or divert management resources which could reduce our profitability.

      We have not yet fully remediated the material weakness related to the inventory practices and policies related to certain department of transportation projects, with respect to inventory pricing on receipt and the related costs of sales, and inventory tracking prior to sale or use. If we do not remedy this material weakness, we may be required to report in subsequent reports that we file with the Securities and Exchange Commission that a material weakness in our disclosure controls and procedures and internal controls over financial reporting continues to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.
We may incur significant damages and expenses due to the purported class action complaints that were filed against us and certain of our officers.
      In the second quarter of 2004, several complaints for a purported securities class action were filed against us and certain of our officers in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Southern District of New York. These cases have been consolidated in the Southern District of Florida. The complaints allege certain violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, related to current and prior period earnings reports. In addition, in December 2004 a derivative action based on the same factual predicate as the purported securities class actions was filed by a shareholder. We may be unable to successfully resolve these disputes without incurring significant expenses. See “Legal Proceedings.”
The market price of our common stock has been, and may continue to be, highly volatile.
      From 2001 to 2003, for example, our common stock fluctuated from a high of $24.75 in the first quarter of 2001 to a low of $1.31 in the first quarter of 2003. During 2004 and 2005, our common stock fluctuated from a high of $16.50 to a low of $3.63. We may continue to experience significant volatility in the market price of our common stock. See “Price Range of Common Stock and Dividend Policy”.
      Numerous factors could have a significant effect on the price of our common stock, including:

•	announcements of fluctuations in our operating results or the operating results of one of our competitors;

•	future sales of our common stock or other securities;

•	announcements of new contracts or customers by us or one of our competitors;

•	market conditions for providers of services to communications companies, utilities and government;

•	changes in recommendations or earnings estimates by securities analysts; and

•	announcements of acquisitions by us or one of our competitors.
      In addition, the stock market has experienced significant price and volume fluctuations in recent years that have been unrelated or disproportionate to the operating performance of companies. The market price for our common stock has been volatile and could also cause the market price of our common stock to decrease and cause you to lose some or all of your investment in our common stock.

A small number of our existing shareholders have, and after the offering will continue to have, the ability to influence major corporate decisions.
      Jorge Mas, our Chairman, and other members of his family who are employed by MasTec will beneficially own approximately 35.70% of the outstanding shares of our common stock after the offering. Accordingly, they are in a position to influence:

•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.
      These factors may discourage, delay or prevent a takeover attempt that you might consider in your best interest or that might result in you receiving a premium for your common stock.
Our articles of incorporation and Florida law contain anti-takeover provisions that may make it more difficult to effect a change in our control.
      Certain provisions of our articles of incorporation and bylaws and the Florida Business Corporation Act could delay or prevent an acquisition or change in control and the replacement of our incumbent directors and management, even if doing so might be beneficial to our shareholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price of our common stock. For example, our Board of Directors is divided into three classes. At any annual meeting of our shareholders, our shareholders only have the right to appoint approximately one-third of the directors on our Board of Directors. Consequently, it will take at least two annual shareholder meetings to effect a change in control of our Board of Directors, which may discourage hostile takeover bids. In addition, our articles of incorporation authorize our Board of Directors, without further shareholder approval, to issue preferred stock. The issuance of preferred stock could also dilute the voting power of the holders of common stock, including by the grant of voting control to others, which could delay or prevent an acquisition or change in control.
Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways that may be dilutive.
      We estimate that our net proceeds from the sale of the 12,500,000 shares of common stock we are offering will be approximately $131.5 million, after deducting estimated offering expenses, underwriting discounts and commissions. A $0.25 increase (decrease) in the assumed public offering price per share of our common stock would increase (decrease) the net proceeds that we receive from the offering by approximately $3.0 million. In March 2006 we intend to use at least $75 million and up to $100 million of the net proceeds of the offering to redeem a portion of our 7.75% senior subordinated notes. We also intend to use $18.5 million for the DSSI Acquisition. Our management will retain broad discretion to allocate the balance of the proceeds from this offering and the net proceeds could be used for corporate purposes that do not increase our operating results or market value.
You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.
      If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. Based on an offering price of $11.15 per share and our net tangible book value at September 30, 2005, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $8.29 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but are the intent, belief, or current expectations of our business and industry. We make statements in this prospectus that are forward-looking. When used in this prospectus or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “could,” “should,” “may,” “plan,” “seek,” “expect,” “believe,” “intend,” “target,” “will,” “project” and similar expressions are intended to identify forward-looking statements. They also include statements regarding:

•	our future growth and profitability;

•	our competitive strengths; and

•	our business strategy and the trends we anticipate in the industries and economies in which we operate.
      These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include:

•	economic downturns, reduced capital expenditures, consolidation and technological and regulatory changes in the industries we serve;

•	the ability of our customers to terminate or reduce the amount of work or in some cases prices paid for services under many of our contracts;

•	technical and regulatory changes in our customers’ industries;

•	the highly competitive nature of our industry;

•	our ability to attract and retain qualified managers and skilled employees;

•	our dependence on a limited number of customers;

•	the seasonality and quarterly variations we experience in our revenue and profitability;

•	increases in fuel and labor costs;

•	the restrictions imposed by our credit facility and senior notes; and

•	the other factors referenced in this prospectus, including, without limitation, under “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
      We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, in the documents that we incorporate by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to publicly update or revise these forward-looking statements after the date of this prospectus to reflect future events or circumstances. We qualify any and all of our forward-looking statements by these cautionary factors.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of the 12,500,000 shares of common stock we are offering will be approximately $131.5 million (approximately $151.4 million if the underwriters exercise their over-allotment option in full) after deducting estimated offering expenses, underwriting discounts and commissions. For purposes of this calculation we have assumed a public offering price of $11.15 per share. A $0.25 increase (decrease) in the assumed public offering price per share of our common stock would increase (decrease) the net proceeds that we receive from the offering by approximately $3.0 million (assuming no exercise of the over-allotment option). In March 2006 we intend to use at least $75 million and up to $100 million of the net proceeds of the offering to redeem a portion of our 7.75% senior subordinated notes due February 2008. We expect to use the remaining net proceeds for the $18.5 million cash portion of the DSSI Acquisition, working capital, other possible acquisitions of assets and businesses, organic growth and other general corporate purposes. Although we regularly evaluate potential acquisition opportunities, we currently have no definitive agreements to make any other acquisitions. See “Recent Developments.” Our management has broad discretion over the allocation of the net proceeds from this offering, see “Risk Factors— Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways that may be dilutive.”
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
      Our common stock is listed on the New York Stock Exchange under the symbol “MTZ.” The following table states, for the quarters indicated, the high and low sale prices per share of our common stock, as reported by the New York Stock Exchange.

	High	Low

Year Ended December 31, 2004
First Quarter	$16.50	$6.85
Second Quarter	$9.81	$3.63
Third Quarter	$6.52	$4.11
Fourth Quarter	$10.72	$5.05
Year Ended December 31, 2005
First Quarter	$10.20	$7.87
Second Quarter	$9.40	$6.56
Third Quarter	$11.95	$8.66
Fourth Quarter	$11.39	$9.24
Year Ended December 31, 2006
First Quarter (through January 19, 2006)	$11.30	$10.20
      On January 19, 2006, the closing sale price of our common stock as reported on the New York Stock Exchange was $11.15 per share. The number of shareholders of record on December 31, 2005 was approximately 2,056.
      We have never paid any cash dividends and do not currently anticipate paying any cash dividends in the foreseeable future. Our Board of Directors will make any future determination as to the payment of dividends at its discretion, and its determination will depend upon our operating results, financial condition and capital requirements, general business conditions and any other factors that the Board of Directors considers relevant. In addition, our revolving credit facility prohibits us from paying dividends or making other distributions on our common stock without the prior written consent of the lenders. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Condition, Liquidity and Capital Resources.”

DILUTION
      Our diluted net tangible book value as of September 30, 2005 was approximately $45.1 million, or $0.92 per share of common stock. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After (i) giving effect to the sale of the 12,500,000 shares of our common stock in this offering (assuming no exercise of the over-allotment option granted to the underwriters) at an assumed public offering price of $11.15 per share, the last reported sale price of our common stock on January 19, 2006 on the New York Stock Exchange, and (ii) deducting the estimated underwriting discounts and commissions (which for purposes of this calculation we have assumed will be 5.0%) and the estimated offering expenses payable by us, our net tangible book value at September 30, 2005 would have been approximately $176.6 million or $2.86 per share. This represents an immediate increase in net tangible book value of $1.94 per share of common stock to existing stockholders and an immediate dilution of $8.29 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at September 30, 2005, giving effect to this offering. Purchasers of our common stock offered pursuant to this prospectus will suffer immediate and substantial dilution in net tangible book value per share. The following table illustrates the increase in net tangible book value of $1.94 per share and the dilution to new investors.

Public offering price per share		$11.15
Diluted net tangible book value per share as of September 30, 2005 before this offering	$0.92
Increase in net tangible book value per share attributable to new investors	1.94

Net tangible book value per share as of September 30, 2005 after giving effect to this offering		2.86

Dilution per share to new investors		$ 8.29

      A $0.25 increase (decrease) in the assumed public offering price of $11.15 per share of our common stock would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $3.0 million, the pro forma net tangible book value per share of our common stock after giving effect to this offering by $0.05 and the dilution in pro forma net tangible book value per share of our common stock to new investors in this offering by $0.20, assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commission and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.
      These calculations assume no issuance of shares of our common stock through the exercise of stock options as of September 30, 2005. To the extent all of these options had been exercised as of September 30, 2005, our net tangible book value per share of common stock would have further decreased and the dilution per share of common stock to new investors in this offering would have further increased.

CAPITALIZATION
      The following table states our capitalization as of September 30, 2005 on an actual basis and on an as adjusted basis to reflect the sale of 12,500,000 shares of common stock by us in this offering, at an assumed public offering price of $11.15 per share, and the application of the estimated net proceeds from the offering as described in “Use of Proceeds.” You should read the information in the following table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their notes included elsewhere in this prospectus.

	September 30, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$2,894	59,422

Long-term debt, including current portion	$196,238	121,238
Shareholders’ equity:
Preferred stock, par value $1.00 per share; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.10 per share; 100,000,000 shares authorized; 49,142,346 shares issued and outstanding; 61,642,346 shares issued and outstanding as adjusted	4,914	6,164
Capital surplus	355,469	485,747
Accumulated deficit	(170,433)	(170,433)
Accumulated other comprehensive income	455	455

Total shareholders’ equity	190,405	321,933

Total capitalization	$386,643	443,171

      For purposes of the as adjusted column of the capitalization table above, we have assumed the net proceeds from the offering will be $131.5 million and we will redeem $75 million of our 7.75% senior subordinated notes due February 2008 with the net proceeds of the offering. Any increase in the net proceeds that we use to redeem these notes would decrease the cash and cash equivalents, long term debt, including current portion, and capitalization line items in each case by an amount that is equal to such increase in net proceeds used to redeem the notes. A $0.25 increase (decrease) in the assumed public offering price per share of our common stock would increase (decrease) each of cash and cash equivalents, capital surplus, total shareholders’ equity and total capitalization line items by approximately $3.0 million.
      After the closing of this offering and based upon the number of options granted as of December 31, 2005, we had additional shares of common stock available for issuance under the following plans and arrangements:

•	15,272,487 shares issuable under our stock option and stock purchase plans, consisting of:

•	8,654,061 shares underlying options outstanding at a weighted average exercise price of $12.54 per share, of which 6,945,606 shares were exercisable; and

•	6,618,426 shares available for future issuance under our stock option and stock purchase plans.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table states our selected consolidated financial data which are derived from our consolidated financial statements. The table reflects our consolidated results of operations for the periods indicated including the reclassification of results of operations for our Brazil and network services from 2000 through 2003 to discontinued operations. The selected consolidated data as of September 30, 2005 and 2004 and for each of the nine months then ended are derived from our condensed unaudited consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine months ended September 30, 2005, may not be indicative of results that may be expected for the full fiscal year. The following selected financial data should be read together with our consolidated financial statements and notes thereto as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pro Forma Information on Continuing Operations.”

									Nine Months Ended
	Year Ended December 31,								September 30,

	2000(1)		2001		2002		2003	2004	2004	2005

									(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data
Revenue	$1,190,120		$1,116,894		$766,467		$827,480	$913,795	$667,071	$697,427
Costs of revenue, excluding depreciation	$906,010		$885,014		$683,855		$744,587	$828,743	$607,120	$621,560
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$62,812	(2)	$(74,203	)(3)	$(107,238	)(4)	$(24,440)	$(26,217)	$(20,451)	$(1,558)
Income (loss) from continuing operations	$62,812		$(74,203)		$(119,834)		$(24,440)	$(26,217)	$(20,451)	$(1,558)
Loss on write-off of assets of discontinued operations, net	$—		$—		$—		$—	$(19,165)	$(19,165)	$—
Income (loss) from discontinued operations, net of tax	$719		$(19,524)		$(16,722)		$(27,859)	$(4,055)	$(2,966)	$(1,008)
Loss on sale of assets of discontinued operations, net of tax	$—		$—		$—		$—	$—	$—	$(583)
Net income (loss)	$63,531		$(93,727)		$(136,556)		$(52,299)	$(49,437)	$(42,582)	$(3,149)
Basic net income (loss) per share:
Continuing operations	$1.35		$(1.55)		$(2.50)		$(.51)	$(.54)	$(.42)	$(.03)
Discontinued operations	$0.02		$(0.41)		$(.35)		$(.58)	$(.48)	$(.46)	$(.03)
Diluted net income (loss) per share:
Continuing operations	$1.30		$(1.55)		$(2.50)		$(.51)	$(.54)	$(.42)	$(.03)
Discontinued operations	$0.01		$(0.41)		$(.35)		$(.58)	$(.48)	$(.46)	$(.03)
Basic net income (loss) per share before cumulative effect of change in accounting principle	$1.37		$(1.96)		$(2.59)		$(1.09)	$(1.02)	$(.88)	$(.06)
Basic net income (loss) per share	$1.37		$(1.96)		$(2.85)		$(1.09)	$(1.02)	$(.88)	$(.06)
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$1.31		$(1.96)		$(2.59)		$(1.09)	$(1.02)	$(.88)	$(.06)
Diluted net income (loss) per share	$1.31		$(1.96)		$(2.85)		$(1.09)	$(1.02)	$(.88)	$(.06)

	December 31,

	2000(1)	2001	2002	2003	2004	September 30, 2005

	(In thousands)					(unaudited)
Balance Sheet Data
Working capital	$241,952	$246,589	$139,154	$113,360	$134,463	$131,976
Property and equipment, net	$159,673	$151,774	$118,475	$85,832	$69,303	$56,451
Total assets	$956,345	$853,294	$622,681	$628,263	$600,523	$609,389
Total debt	$209,483	$269,749	$198,642	$201,665	$196,158	$196,238
Total shareholders’ equity	$498,713	$403,815	$263,010	$215,818	$191,153	$190,405

(1)	While our 2000 financial statements were audited at the time we filed our 2000 Form 10-K, in connection with the filing of our 2003 Form 10-K we restated previous financial statements (including our 2000 financial statements) to reflect understatements in computing self insurance reserves at December 31, 2000 which required us to increase insurance expense by $1.6 million, net of tax, which has not been audited.
(2)	Includes a net write-down and other charges of $26.3 million related primarily to non-core assets.
(3)	Includes charges of $16.5 million to reduce the carrying amount of certain assets held for sale and in use, and non-core assets, as well as provisions for bad debt totaling $182.2 million related to customers who filed for bankruptcy protection and severance charges of $11.5 million.
(4)	Includes charges of $12.8 million to reduce the carrying amount of certain assets held for sale and in use, and non-core assets, restructuring charges of $8.3 million, impairment of goodwill of $79.7 million, and provisions for bad debt totaling $15.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes included in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Statement Regarding Forward-Looking Statements.” The consolidated results of operations in 2002 and 2003 reflect the reclassification of 2002 and 2003 results of continuing operations for the Brazil operations and our network services operations to discontinued operations.
Overview
      We are a leading specialty contractor operating throughout the United States and in Canada and across a range of industries. Our core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure and transportation systems. Our primary customers are companies in the communication (including satellite television and cable television) industry, as well as, utility companies and governments. We provide similar infrastructure services across the industries we serve. Our customers rely on us to build and maintain infrastructure and networks that are critical to their delivery of voice, video and data communications, electricity and transportation systems.
      We, or our predecessor companies, have been in business for over 70 years. We offer all of our services under the MasTec® service mark and operate through a network of approximately 220 locations and 7,700 employees as of December 31, 2005. We believe that we are currently the second largest, publicly held, specialty infrastructure provider to communications companies that offer voice, video and data services and the fourth largest, publicly held, provider of infrastructure services to the electric utility industry.
Recent Developments
     Agreement to Acquire Assets of Digital Satellite Services, Inc.
      On December 30, 2005, MasTec entered into the DSSI Acquisition. DSSI’s revenues are expected to exceed $50 million in 2005 and its principal markets include Atlanta, Georgia, the Greenville-Spartanburg area of South Carolina and Asheville, North Carolina, and portions of Tennessee, Kentucky and Virginia, which are all markets that are contiguous to areas in which MasTec is currently active with similar installation services. Upon completion of the acquisition, MasTec will provide installation services from the mid-Atlantic states to South Florida. In addition, MasTec expects to hire approximately 630 additional installation technicians as a result of the acquisition.

Decision to Sell Substantially all of MasTec’s State Department of Transportation Related Projects and Assets.
      On December 31, 2005, the executive committee of our board of directors voted to sell substantially all of MasTec’s state Department of Transportation related projects and assets. As of September 30, 2005, the carrying value of the subject net assets for sale was $57.7 million. This amount is comprised of total assets of $91.3 million which includes $11.5 million of goodwill less total liabilities of $33.6 million. The decision to sell was made after evaluation of, among other things, short and long term prospects. The projects that are for sale will be accounted for as discontinued operations. At this time, MasTec has not completed its determination of the fair value of the assets and does not have an estimate of the write-down or other charges associated with the disposition of the assets. MasTec does anticipate that it will need to record a material impairment charge related to these net assets.

      The financial data in this prospectus does not give effect to MasTec’s decision to sell substantially all of its state Department of Transportation related projects and assets. If MasTec had accounted for these projects as discontinued operations as of January 1, 2002, MasTec’s loss from continuing operations for the years ended December 31, 2004, 2003 and 2002 would have been $17.7 million, $20.8 million and $111.0 million, respectively, and for the nine months ended September 30, 2005, income from continuing operations would have been $10.5 million. MasTec’s revenue for the years ended December 31, 2004, 2003, 2002 and nine months ended September 30, 2005 would have been $807.2 million, $712.2 million, $657.0 million and $624.6 million, respectively. In addition, MasTec’s loss from discontinued operations for the years ended December 31, 2004, 2003, 2002 and for the nine months ended September 30, 2005 would have been $31.7 million, $31.5 million, $13.0 million and $13.6 million, respectively. See the pro forma financial information included elsewhere in this prospectus at “Pro Forma Information on Continuing Operations.”
Revenue
      We provide services to our customers which are companies in communications, as well as, utilities and government. Revenue for customers in these industries is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Communications	$481,957	$496,646	$593,635	$429,985	$439,137
Utilities	162,822	198,583	175,314	131,084	147,753
Government	121,688	132,251	144,846	106,002	110,537

	$766,467	$827,480	$913,795	$667,071	$697,427

      A significant portion of our revenue is derived from projects performed under service agreements. Some of these agreements are billed on a time and materials basis and revenue is recognized as the services are rendered. We also provide services under master service agreements which are generally multi-year agreements. Certain of our master service agreements are exclusive up to a specified dollar amount per work order for each defined geographic area. Work performed under master service and other agreements is typically generated by work orders, each of which is performed for a fixed fee. The majority of these services typically are of a maintenance nature and to a lesser extent upgrade services. These master service agreements and other service agreements are frequently awarded on a competitive bid basis, although customers are sometimes willing to negotiate contract extensions beyond their original terms without re-bidding. Our master service agreements and other service agreements have various terms, depending upon the nature of the services provided, and are typically subject to termination on short notice. Under our master service and similar type service agreements we furnish various specified units of service for a separate fixed price per unit of service. We recognize revenue as the related unit of service is performed. For service agreements on a fixed fee basis profitability will be reduced if the actual costs to complete each unit exceed original estimates. We also immediately recognize the full amount of any estimated loss on these fixed fee projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.
      The remainder of our revenue is generated pursuant to contracts for specific installation/construction projects or jobs. For installation/construction projects, we recognize revenue on the units-of-delivery or percentage-of-completion methods. Revenue on unit based projects is recognized using the units-of-delivery method. Under the units-of-delivery method, revenue is recognized as the units are completed at the contractually agreed price per unit. For certain customers with the unit based installation/construction projects, we recognize revenue after the service is performed and the work orders are approved to ensure that collectibility is probable from these customers. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured. Revenue on non-unit based contracts is recognized using the percentage-of-completion method.

Under the percentage-of-completion method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. Customers are billed with varying frequency: weekly, monthly or upon attaining specific milestones. Such contracts generally include retainage provisions under which 2% to 15% of the contract price is withheld from us until the work has been completed and accepted by the customer. If, as work progresses, the actual contract costs exceed estimates, the profit recognized on revenue from that contract decreases. We recognize the full amount of any estimated loss on a contract at the time the estimates indicate such a loss.
      Our status as an approved bidder on any state department of transportation, or DOT, work is dependent in part on the acceptance of our prequalification applications. Due to our failure to file our audited financial statements for the year ended December 31, 2003, on a timely basis, our status as an approved bidder was suspended in a number of states. We have re-established our qualification to bid in a number of states in 2005. Although we submitted our 2005 application on time with the 2004 financial statements, our application has not yet been accepted by the Florida DOT. While we can currently provide services as a subcontractor, until we re-establish our qualification to bid, our status as an approved bidder for Florida DOT work remains suspended. This has resulted in a decrease in revenue from this customer and may result in continued decreases in the future.
      Revenue by type of contract is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Master service and other service agreements	$494,357	$560,127	$636,563	$476,884	$451,954
Installation/construction projects agreements	272,110	267,353	277,232	190,187	245,473

	$766,467	$827,480	$913,795	$667,071	$697,427

Costs of Revenue
      Our costs of revenue include the costs of providing services or completing the projects under our contracts including operations payroll and benefits, fuel, subcontractor costs, equipment rental, materials not provided by our customers, and insurance. Profitability will be reduced if the actual costs to complete each unit exceed original estimates on fixed price service agreements. We also immediately recognize the full amount of any estimated loss on fixed fee projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.
      Our customers generally supply materials such as cable, conduit and telephone equipment. Customer furnished materials are not included in revenue and costs of revenue due to all materials being purchased by the customer. The customer determines the specifications of the materials that are to be utilized to perform installation/construction services. We are only responsible for the performance of the installation/construction services and not the materials for any contract that includes customer furnished materials and we do not have any risk associated with customer furnished materials. Our customers retain the financial and performance risk of all customer furnished materials.
General and Administrative Expenses
      General and administrative expenses include all costs of our management and administrative personnel, severance payments, reserves for bad debts, rent, utilities, travel and business development efforts and back office administration such as financial services, insurance, administration, professional costs and clerical and administrative overhead.

Other Matters
      In March 2004, we ceased performing contractual services in Brazil, abandoned all assets of our Brazil subsidiary and made a determination to exit the Brazil market. During the year ended December 31, 2004, we wrote off approximately $12.3 million in goodwill and the net investment in our Brazil subsidiary of approximately $6.8 million which consisted of the accumulated foreign currency translation loss of $21.3 million less a net deficit in assets of $14.5 million. The abandoned subsidiary has been classified as a discontinued operation and its net losses are not included in our consolidated net loss from continuing operations for the years ended December 31, 2002, 2003 and 2004. The net income (loss) for our Brazil subsidiary was reclassified to discontinued operations in the amount of $1.2 million and $(21.8) million for the years ended December 31, 2002 and 2003, respectively. The net loss for the year ended December 31, 2004 included in discontinued operations was $20.2 million. In November 2004, the subsidiary applied for relief and was adjudicated bankrupt by a Brazilian bankruptcy court. The subsidiary is currently being liquidated under court supervision.
      During the fourth quarter 2004, we ceased performing services and committed to sell our network services operations and exit this service market. These operations have been classified as a discontinued operation and their net losses are not included in our consolidated net loss from continuing operations for the years ended December 31, 2002, 2003, and 2004. The net loss for the network services operations was reclassified to discontinued operations in the amount of $17.9 million and $6.0 million for the years ended December 31, 2002 and 2003, respectively. The net loss for the year ended December 31, 2004 and nine months ended September 30, 2005 included in discontinued operations was $3.0 million and $1.6 million, respectively.
      On May 24, 2005, we sold certain assets of our network services operations for $100,000 in cash and a promissory note in the principal amount of $108,501 due in May 2006. We recorded a loss on the sale of approximately $583,000, net of tax, in the nine months ended September 30, 2005. The loss resulted from additional selling costs and remaining obligations that were not assumed by the buyer.
Financial Metrics
      Members of our senior management team regularly review key performance metrics and the status of operating initiatives within our business. These key performance indicators include:

•	revenue and profitability on an individual project basis;

•	monthly, quarterly and annual changes in revenue on an individual project basis;

•	backlog;

•	costs of revenue, and general and administrative expenses as percentages of revenue;

•	number of vehicles and equipment per employee;

•	days sales outstanding;

•	interest and debt service coverage ratios;

•	safety results and productivity; and

•	customer service metrics on an individual project basis.
      We analyze this information periodically through operating reviews which include detailed discussions, proposed investments in new business opportunities or property and equipment and integration and cost reduction efforts. Measuring these key performance indicators is an important tool that our management uses to make operational decisions. These tools enable our management to make more informed, better and quicker decisions about the allocation of costs and resources which, we believe, can help us improve our performance.

Critical Accounting Policies and Estimates
      Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, intangible assets, reserves and accruals, impairment of assets, income taxes, insurance reserves and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities, that are not readily apparent from other sources. Actual results may differ from these estimates if conditions change or if certain key assumptions used in making these estimates ultimately prove to be materially incorrect.
      We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition
      Revenue and related costs for master and other service agreements billed on a time and materials basis are recognized as the services are rendered. There are also some master service agreements that are billed on a fixed fee basis. Under our fixed fee master service and similar type service agreements we furnish various specified units of service for a separate fixed price per unit of service. We recognize revenue as the related unit of service is performed. For service agreements on a fixed fee basis, profitability will be reduced if the actual costs to complete each unit exceed original estimates. We also immediately recognize the full amount of any estimated loss on these fixed fee projects if estimated costs to complete the remaining units exceed the revenue to be received from such units.
      We recognize revenue on unit based installation/construction projects using the units-of-delivery method. Our unit based contracts relate primarily to contracts that require the installation or construction of specified units within an infrastructure system. Under the units-of-delivery method, revenue is recognized at the contractually agreed upon price as the units are completed and delivered. Our profitability will be reduced if the actual costs to complete each unit exceed our original estimates. We are also required to immediately recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be earned on such units. For certain customers with unit based installation/construction contracts we recognize revenue after service has been performed and work orders are approved to ensure that collectibility is probable from these customers. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured.
      Our non-unit based, fixed price installation/construction contracts relate primarily to contracts that require the construction and installation of an entire infrastructure system. We recognize revenue and related costs as work progresses on non-unit based, fixed price contracts using the percentage-of-completion method, which relies on contract revenue and estimates of total expected costs. We estimate total project costs and profit to be earned on each long-term, fixed-price contract prior to commencement of work on the contract. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Under the percentage-of-completion method, we record revenue and recognize profit or loss as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs, after adjusting estimated total contract costs for the most recent information. If, as work progresses, the actual contract costs exceed our estimates, the profit we recognize from that contract decreases. We recognize the full amount of any estimated loss on a contract at the time our estimates indicate such a loss.

      Our customers generally supply materials such as cable, conduit and telephone equipment. Customer furnished materials are not included in revenue and cost of sales as all materials are purchased by the customer. The customer determines the specification of the materials that are to be utilized to perform installation/construction services. We are only responsible for the performance of the installation/construction services and not the materials for any contract that includes customer furnished materials and we do not have any risk associated with customer furnished materials. Our customers retain the financial and performance risk of all customer furnished materials.

Allowance for Doubtful Accounts
      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management analyzes past due balances based on invoice date, historical bad debt experience, customer concentrations, customer credit-worthiness, customer financial condition and credit reports, the availability of mechanics’ and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We review the adequacy of reserves for doubtful accounts on a quarterly basis. If our estimates of the collectibility of accounts receivable are incorrect, adjustments to the allowance for doubtful accounts may be required, which could reduce our profitability.
      Our estimates for our allowance for doubtful accounts are subject to significant change during times of economic weakness or uncertainty in either the overall U.S. economy or the industries we serve, and our loss experience has increased during such times.
      We recorded total provisions against earnings for doubtful accounts of $15.4 million, $8.8 million, $5.1 million and $3.8 million for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, respectively.

Inventories
      Inventories consist of materials and supplies for construction projects, and are typically purchased on a project-by-project basis. Inventories are valued at the lower of cost (using the specific identification method) or market. Construction projects are completed pursuant to customer specifications. The loss of the customer or the cancellation of the project could result in an impairment of the value of materials purchased for that customer or project. Technological or market changes can also render certain materials obsolete. Allowances for inventory obsolescence are determined based upon the specific facts and circumstances for each project and market conditions. During 2002, 2003 and 2004 and the nine months ended September 30, 2005, we recorded inventory obsolescence provisions of $5.2 million, $1.8 million, $0.9 million and $0.9 million, respectively.

Depreciation
      We depreciate our property and equipment over estimated useful lives using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.
      Effective November 30, 2002, we implemented the results of a review of the estimated service lives of our property and equipment in use. Useful lives were adjusted to reflect the extended use of much of our equipment. In addition, the adjustments made the estimated useful lives for similar equipment consistent among all operating units. Depreciation expense was reduced by $5.8 million for the years ended December 31, 2003 and 2004 from the amount of expense which would had been reported using the previous useful lives as a result of the change of estimate. During 2002 we also implemented a plan to improve profitability by more effectively utilizing our fleet. Under the plan, we began disposing of excess or underutilized assets in 2002.
      During 2003 and 2004, we continued to dispose of excess assets and increased our reliance on operating leases to finance equipment needs, thereby reducing our depreciation expense. We anticipate continued declines in our depreciation expense, since we believe we can continue to use more lease opportunities.

Valuation of Equity Investments
      We have one investment which we account for by the equity method because we own 49% of the entity and we have the ability to exercise significant influence over the operational policies of the limited liability company. Our share of the earnings or losses in this investment is included in other income, net, in our statements of operations. As of September 30, 2005, our investment exceeded the net equity of such investment and accordingly the excess is considered to be equity goodwill. We periodically evaluate the equity goodwill for impairment under Accounting Principles Board No. 18, “The Equity Method of Accounting for Investments in Common Stock”, as amended.

Valuation of Long-Lived Assets
      We review long-lived assets, consisting primarily of property and equipment and intangible assets with finite lives, for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). In analyzing potential impairment, we use projections of future undiscounted cash flows from the assets. These projections are based on our views of growth rates for the related business, anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. However, economic conditions, interest rates, the anticipated cash flows of the businesses related to these assets and our business strategies are all subject to change in the future. If changes in growth rates, future economic conditions or discount rates and estimates of terminal values were to occur, long-lived assets may become impaired. During the nine months ended September 30, 2005 and 2004, we recognized impairment losses and write-offs of long-lived assets of approximately $675,000 and $605,000, respectively.

Valuation of Goodwill and Intangible Assets
      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” or SFAS 142, we conduct, on at least an annual basis, a review of our reporting units to determine whether their carrying value exceeds fair market value using a discounted cash flow methodology for each unit. Should this be the case, the value of our goodwill may be impaired and written down. Our adoption of SFAS 142 in 2002 resulted in a write-down of our goodwill, net of tax, in the amount of $25.7 million net of $13.8 million tax benefit, to reduce the carrying value of our goodwill. This charge was reflected as a cumulative effect of an accounting change in our consolidated statement of operations included in this prospectus, of which $13.1 million has been reclassified to discontinued operations. Impairment losses subsequent to adoption totaling $79.7 million, or $51.9 million net of tax, are reflected in our operating results in our consolidated statement of operations for 2002.
      In connection with the disposition of the Brazil subsidiary as discussed in our financial statements included elsewhere in this prospectus, we wrote off goodwill associated with this reporting entity in the amount of $12.3 million in the nine months ended September 30, 2004.
      We could record additional impairment losses if, in the future, profitability and cash flows of our reporting units decline to the point where the carrying value of those units exceed their market value. See “Risk Factors — We may incur goodwill impairment charges in our reporting entities which could harm our profitability.”

Insurance Reserves
      We presently maintain insurance policies subject to per claim deductibles of $2 million for our workers’ compensation, and general liability policies and $3 million for our automobile liability policy. We have excess umbrella coverages up to $100 million per claim and in the aggregate. We also maintain an insurance policy with respect to employee group health claims subject to per claim deductibles of $300,000. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as other current and non-current liabilities. The determination of such claims and expenses and the appropriateness of the related liability is reviewed and updated quarterly. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. We are working with our insurance carrier to resolve claims more quickly in an effort to reduce our exposure. We are also attempting to accelerate the claims process where possible so that amounts incurred can be reported rather than estimated. In addition, known amounts for claims that are in the process of being settled, but that have been paid in periods subsequent to those being reported, are booked in such reporting period. Our accruals are based upon known facts, historical trends and our reasonable estimate of future expenses and we believe such accruals to be adequate. If we do not accurately estimate the losses resulting from these claims, we may experience losses in excess of our estimated liability, which may reduce our profitability.
      We are required to periodically post letters of credit and provide cash collateral to our insurance carriers and surety providers. Such letters of credit amounted to $63.4 million at September 30, 2005 and cash collateral posted amounted to $19.3 million at September 30, 2005. The 2005 increase in collateral for our insurance programs is related to additional collateral provided to the insurance carrier for the 2005 plan year and the fact that the collateral remaining for prior year insurance programs have not decreased. Through September 30, 2005 for the 2005 plan year, we made three quarterly cash collateral installment payments of $4.5 million with the final payment made in October 2005. In addition, we maintain collateral from prior year insurance programs with the current and prior insurance carriers, which amounts are generally reviewed annually for sufficiency. We expect prior year collateral requirements to be reduced at the next annual review by the first quarter of 2006 based on fewer claims remaining from these prior year loss payouts and the actuarial results for the remaining claims received. The increase in collateral is also due to other market factors including growth in our business and liquidity. We may be required to post additional collateral in the future which may reduce our liquidity, or pay increased insurance premiums, which could decrease our profitability as well as reduce our availability under our revolving credit facility. See “Risk Factors — Increases in our insurance premiums or collateral requirements could significantly reduce our profitability, liquidity and credit facility availability.”

Income Taxes
      We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The recording of a net deferred tax asset assumes the realization of such asset in the future. Otherwise a valuation allowance must be recorded to reduce this asset to its net realizable value. We consider future pretax income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event that we determine that we may not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged against income in the period such determination is made.
      As a result of our operating losses, we have recorded valuation allowances aggregating $34.2 million and $32.3 million as of September 30, 2005 and December 31, 2004, respectively, to reduce certain of our net deferred Federal, foreign and state tax assets to their estimated net realizable value. We anticipate that we will generate sufficient pretax income in the future to realize our deferred tax assets. In the event that our future pretax operating income is insufficient for us to use our deferred tax assets, we have based our determination that the deferred tax assets are still realizable based on a feasible tax planning strategy that is available to us involving the sale of one of our operations.

Restructuring Charges
      During the second quarter of 2002, we initiated a study to determine the proper balance of downsizing and cost cutting in relation to our ability to respond to current and future work opportunities in each of our service offerings. The review not only evaluated our current operations, but also the growth and opportunity potential of each service offering as well as the consolidation of back-office processes. As a result of this review, we implemented a restructuring program which included:

•	Elimination or reduction in the scope of service offerings that no longer fit into our core business strategy or long-term business plan.

•	Reduction or elimination of services that do not produce adequate revenue or margins to support the level of profitability, return on investment or investments in capital resources. This includes exiting contracts that do not meet the minimum rate of return requirements and aggressively seeking to improve margins and reduce costs.

•	Analysis of businesses that provide adequate profit contributions but still need margin improvements which includes aggressive cost reductions and efficiencies.

•	Review of new business opportunities in similar business lines that can utilize our existing human and physical resources.
      The elements of the restructuring program included involuntary terminations of employees in affected service offerings and the consolidation of facilities. The plan resulted in a pre-tax charge to operations of $3.7 million in 2002. The involuntary terminations impacted both the salaried and hourly employee groups. Approximately 1,025 employees were impacted in 2002. As of December 31, 2004, all employees to be terminated pursuant to our restructuring program have been terminated. We also closed approximately 25 facilities during 2002 as part of the program in which some of the assets were sold, while other assets were retained and transferred to other locations. These facility closures were not accounted for as discontinued operations due to these facilities not representing separate components of our business for which cash flows could be clearly defined. We also continue to be involved in the markets in which these 25 facilities operated.
      In addition to the costs noted above, we paid a consulting firm approximately $4.6 million to assist us in preparing the plan, all of which was expensed in 2002 as the plan was complete as of December 31, 2002. We also recognized valuation allowances and impairment losses related to property and equipment of approximately $12.8 million in connection with the restructuring plan in the year ended December 31, 2002.
      The following is a reconciliation of the restructuring accruals as of December 31, 2004 which represents remaining lease costs as well as reductions in the restructuring accruals during 2003 (in thousands):

Accrued costs at December 31, 2004	$212
Cash payments	138

Accrued costs at September 30, 2005	$74

      Economic conditions, our business strategies or other factors could dictate further downsizing or elimination of elements of our business in the future, resulting in additional restructuring charges in 2005.

Litigation and Contingencies
      Litigation and contingencies are reflected in our consolidated financial statements based on our assessments, along with legal counsel, of the expected outcome of such litigation or expected resolution of such contingency. An accrual is made when the loss of such contingency is probable and estimable. If the final outcome of such litigation and contingencies differs significantly from our current expectations, such outcome could result in a charge to earnings. See “Legal Proceedings” for a discussion of current litigation.
Results of Operations

Overview
      While MasTec had been profitable in five of the six preceding years, in 2001, the communications industry suffered a severe downturn and industry participants significantly reduced their capital expenditures for infrastructure networks. In particular, the competitive local exchange carriers which we refer to as CLECs and which had been responsible for the majority of infrastructure spending commitments, experienced large financial losses and curtailed capital expenditures. Many of them filed for bankruptcy. The utility and government customers served by our company also experienced an economic downturn, but to a lesser extent than the telecommunications companies.
      The deterioration in our customers’ businesses resulted in a significant reduction in their spending on the types of services provided by our company. For the fiscal years 2002 and 2003, our revenues decreased to $766.5 million and $827.5 million, respectively, compared with $1.1 billion in fiscal year 2001. As a result of these losses we had $159.7 million of net operating loss carryforwards for U.S. federal income tax purposes as of December 31, 2004. We may not be able to realize these deferred tax assets. See Note 13 to our notes to our consolidated financial statements included elsewhere in this prospectus. In response to the rapid decline in our revenue and cash flow during this period, we reduced our staff from 10,600 employees at year end 2001 to 7,200 at year end 2003. Concurrent with this downsizing of our operations, we also continued to pursue both the integration of the more than 40 companies we acquired from 1994 through 2002 and the company-wide implementation of our new Oracle management information system. In addition to negatively impacting our operating performance, the confluence of these factors adversely affected our ability to maintain adequate financial reporting. We were required to restate our financial results for prior years and we were late in filing required SEC reports for the year ended December 31, 2003 and the first three quarters of 2004.
      In response to these conditions, in 2004, we completed the implementation of our Oracle management information system. We also reorganized and expanded our financial management reporting systems and recruited a new Chief Financial Officer in 2004. We also hired a new corporate controller and hired new financial officers for four of our five current service groups. We also added new group presidents to two of our service groups.
      We took action to increase our revenues and profitability by repositioning our business and improving our financial controls. Beginning in 2002, we exited the CLEC market and closed unprofitable operations. We focused our communications business on larger, financially stable regional Bell operating companies which we refer to as RBOCs. We also diversified our revenues by expanding our in-home installation business with DirecTV. We believe that these customers have continuing needs for outsourced building, installation, maintenance and upgrade services.
      In 2004, economic conditions began improving for our telecommunications and utility customers which enabled them to increase spending on projects that had been delayed during 2001 and 2002 and to pursue the network upgrades necessary to deliver the bundled voice, video and data services increasingly demanded by subscribers. Overall spending was further accelerated as competition increased among telecommunication, satellite and cable operators to provide enhanced voice, video and data services.
      Our operating results have improved significantly as a result of the repositioning of our business, our improved financial controls and improved economic conditions for our customers. We timely filed our 2004 10-K and our 10-Qs for the first, second and third quarters of 2005. We reported income from continuing operations of $2.1 million and $7.9 million and $0.04 and $0.15 diluted per share the second and third quarters of 2005, respectively.

      For a discussion of trends related to our business, see “Business — Industry Trends.”

Restatement of Financial Statements
      In connection with the filing of our 2003 Form 10-K, we restated our annual financial statements for the year ended December 31, 2002 to increase our insurance expense (net of tax) and to record a valuation allowance for certain of our net deferred state tax assets. See Note 2 to our audited consolidated financial statements included in this prospectus for an explanation of these restatements. The following table shows the net impact of the restatements on our loss before cumulative effect of change in accounting principle and benefit for income taxes, net loss before cumulative effect of change in accounting principle and:

	2002

	As Previously
	Reported	As Restated

	(In thousands)
Loss before cumulative effect of change in accounting principle and benefit for income taxes	$(168,608)	$(173,324)

Net loss before cumulative effect of change in accounting principle	$(103,135)	$(110,885)

Net loss before the effect of reclassifying certain continuing operations to discontinued operations	$(128,806)	$(136,556)

      We also restated our quarterly financial information for 2003 as a result of certain adjustments to revenue and other items that impact these previously issued quarterly reports. See Note 2 and 17 to our audited consolidated financial statements included in this prospectus for an explanation of these restatements:

	Quarter Ended		Quarter Ended		Quarter Ended
	March 31, 2003		June 30, 2003		September 30, 2003

	As Previously	As	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated

	(In thousands)
Revenue	$180,569	$180,297	$209,108	$207,841	$248,373	$242,539

(Loss) income before cumulative effect of change in accounting principle and benefit (provision) for income taxes	$(2,648)	$(2,920)	$4,733	$3,466	$10,662	$4,121

Net (loss) income before cumulative effect of change in accounting principle	$(1,588)	$(1,752)	$2,765	$2,020	$6,250	$2,310

Net (loss) income before the effect of reclassifying certain continuing operations to discontinued operations	$(1,588)	$(1,752)	$2,765	$2,020	$6,250	$2,310

      Except as otherwise stated, all financial information contained in this prospectus gives effect to the restatements.

Comparisons of Fiscal Year Results
      The components of our consolidated statements of operations, expressed as a percentage of revenue, are set forth in the following table:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of revenue, excluding depreciation	89.2	90.0	90.7	91.0	89.1
Depreciation	4.4	3.3	1.9	2.0	2.0
General and administrative expenses	14.0	8.6	8.2	8.0	7.4
Goodwill impairment	10.4	—	—	—	—
Interest expense, net of interest income	2.4	2.3	2.1	2.1	2.1
Other (expense) income, net	(1.3)	0.2	—	(0.1)	(0.5)

Loss from continuing operations before cumulative effect of change in accounting principle, benefit for income taxes and minority interest	(21.7)	(4.0)	(2.9)	(3.0)	(0.1)
Minority interest	—	—	—	(0.1)	(0.1)
Benefit for income taxes	7.7	1.0	—	—	—

Loss from continuing operations before cumulative effect of change in accounting principle	(14.0)	(3.0)	(2.9)	(3.1)	(0.2)
Cumulative effect of change in accounting principle	(1.6)	—	—	—	—

Loss from continuing operations	(15.6)	(3.0)	(2.9)	(3.1)	(0.2)
Loss from discontinued operations	(2.2)	(3.3)	(2.5)	(3.3)	(0.2)

Net loss	(17.8)%	(6.3)%	(5.4)%	(6.4)%	(0.4)%

      The following discussion and analysis of our results of operations should be read in conjunction with our consolidated financial statements and notes thereto contained in this prospectus.

Comparison of Nine Months Ended September 30, 2005 and 2004
      Revenue. Our revenue was $697.4 million for the nine months ended September 30, 2005, compared to $667.1 million for the same period in 2004, representing an increase of $30.4 million or 4.6%. This increase was due primarily to the increased revenue of approximately $60.2 million received from DirecTV and increased revenue of $55.0 million from Verizon, including fiber-to-the-home installations which commenced towards the end of 2004. We also experienced an increase in general business activity throughout 2005 compared to 2004. These increases in revenue were partially offset by a significant decrease of $94.6 million in upgrade work for Comcast. In the nine months ending September 30, 2004, the Comcast projects were still operational. In addition, we experienced a decrease in revenue of $10.6 million from transportation customers due to the winding down of projects that were fully operational in 2004 and our decision in 2005 not to bid for new transportation work until we had completed certain long-term transportation projects.
      Costs of Revenue. Our costs of revenue were $621.6 million or 89.1% of revenue for the nine months ended September 30, 2005, compared to $607.1 million or 91.0% of revenue for the same period in 2004 reflecting an improvement in margins. The improvement in margins was a result of decreasing subcontractor costs paid to subcontractors performed for our two largest customers with operational payroll staying consistent. In 2005, we reduced the use of subcontractors and did not have to hire additional employees at the same rate. In addition, cost of sales decreased due to a reduction in insurance expense. In the nine months ended September 30, 2004, insurance reserves and expenses in cost of sales increased

$10.2 million mainly because there were increased claims and loss history in 2004 which resulted in an adjustment to our actuarial assumptions. No such adjustment was needed in 2005. Trends are decreasing from 2004 which has also resulted in the decrease in reserves in 2005. The decrease in costs of revenue was offset by rising fuel costs and an increase in lease costs. Fuel costs, as a percentage of revenue, increased from 2.3% in the nine months ended September 30, 2004 to 3.0% in the nine months ended September 30, 2005. The increase is a direct result of the rising price of fuel in 2005. Lease costs, as a percentage of revenue, increased from 2.5% in the nine months ended September 30, 2004 to 3.1% in the nine months ended September 30, 2005. The increase is due to leasing more on road and off road vehicles instead of purchasing these vehicles.
      Depreciation. Depreciation was $14.0 million for the nine months ended September 30, 2005, compared to $13.3 million for the same period in 2004, representing an increase of $690,000. In the nine months ended September 30, 2004, depreciation expense was reduced by $4.1 million related to the change in estimate in useful lives that occurred in November 30, 2002. There was no such reduction in 2005. However, this reduction in 2004 was offset in 2005 by continuing to reduce capital expenditures by entering into operating leases for fleet requirements. We also continue to dispose of excess equipment.
      General and administrative. General and administrative expenses were $51.5 million or 7.4% of revenue for the nine months ended September 30, 2005, compared to $53.5 million or 8.0% of revenue for the same period in 2004, representing a decrease of $2.0 million or 3.8%. The decrease in general and administrative expenses was due to decrease in professional and legal fees of $4.7 million, a decrease in insurance expense of $1.9 million and a decrease in provisions for doubtful accounts of $240,000. The professional fees incurred in the nine months ended September 30, 2004 related to the audit, increased fees to third party in assisting us with Sarbanes-Oxley compliance and legal fees related to our defense in various litigation matters. These fees substantially decreased in the nine months ending September 30, 2005 due to performing our Sarbanes-Oxley testing and compliance internally as well as decreasing outside legal fees. In addition, general and administrative expenses decreased due to reduction of insurance expense in 2005. There were increased claims and loss history which resulted in an adjustment to our actuarial assumptions and increased insurance expense in general and administrative of $1.9 million in 2004. No such reserve was needed in 2005. Trends are decreasing from 2004 which has also resulted in the decrease in reserves in 2005. The decrease in the provision for doubtful accounts was a result of the quarterly general provision being partially offset by recoveries of previously reserved receivables in the nine months ended September 30, 2005. The decreases in general and administrative expenses were offset by an increase in salaries, benefits and bonus expenses in 2005 due to hiring additional temporary and permanent finance and accounting professionals throughout the Company towards the end of 2004. In addition, throughout 2005, we hired additional legal, corporate risk and information technology support personnel.
      Interest expense, net. Interest expense, net of interest income was $14.4 million or 2.1% of revenue for the nine months ended September 30, 2005 compared to $14.3 million or 2.1% of revenue for the same period in 2004 representing a slight increase of $135,000 or 0.9%. The increase was due to increased interest rates during the period.
      Other income, net. Other income was $3.4 million or 0.5% of revenue for the nine months ended September 30, 2005, compared to $1.0 million or 0.1% of revenue for the nine months ended September 30, 2004, representing an increase of $2.4 million. The increase mainly relates to sales of fixed assets in the nine months ended September 30, 2005 resulting in $2.8 million of net gains on these sales compared to approximately $340,000 of net gains on sales in the nine months ended September 30, 2004. In addition, the increase is attributable to the income earned of approximately $585,000 associated with our equity investment in the nine months ended September 30, 2005. The investment did not exist in the nine months ended September 30, 2004.
      Minority interest. Minority interest for GlobeTec Construction, LLC was $995,000 or 0.1% of revenue for the nine months ended September 30, 2005, compared to $361,000 or 0.1% of revenue for the same period in 2004, representing an increase of $634,000. We entered into this joint venture in 2004 in which we own 51%. This subsidiary has grown in revenue and profits since inception. In the nine months ended September 30, 2005, the joint venture generated an increased amount of revenue and profits from the nine months ending September 30, 2004 due to increased business activity and cost control initiatives.
      Discontinued operations. The loss on discontinued operations was $1.6 million or 0.2% for the nine months ended September 30, 2005 compared to $22.1 million or 3.3% in the nine months ended September 30, 2004. In the nine months ended September 30, 2004, we ceased performing contractual services for customers in Brazil, abandoned all assets of our Brazil subsidiary and made a determination to exit the Brazil market. The abandoned Brazil subsidiary has been classified as a discontinued operation. During the nine months ended September 30, 2004, we wrote off approximately $12.3 million in goodwill and the net investment in the Brazil subsidiary of approximately $6.8 million which consisted of the accumulated foreign currency translation loss of $21.3 million less a deficit in assets of $14.5 million. The net loss for our network services operations was $1.6 million and $1.9 million for the nine months ended September 30, 2005 and 2004, respectively. The net loss includes a $583,000, net of tax, loss on the sale of the operations in the nine months ended September 30, 2005. In May 2005, we sold the operations for $208,501 consisting of cash in the amount of $100,000 and a promissory note in the amount of $108,501 due in May 2006. The loss on the sale resulted from additional selling costs and remaining obligations that were not assumed by the buyer. The net loss from operations of network services operations decreased from the nine months ending September 30, 2004 as a result of the division winding down of the operations.

Comparison of Years Ended December 31, 2004 and 2003
      Revenue. Our revenue was $913.8 million for the year ended December 31, 2004, compared to $827.5 million for the same period in 2003, representing an increase of $86.3 million or 10.4%. This increase was due primarily to the increased revenue of approximately $96.7 million received from DirecTV and, to a lesser extent government and telecommunication customers. Revenue from telecommunications increased $23.3 million in 2004. We expect this trend to continue to increase in 2005. The increase in revenue was offset by a decrease in revenue from energy customers by $23.3 million in 2004 due to the gas pipeline and electrical substation revenue projects being completed in 2003 and a slight decrease in revenue from broadband customers due to the Comcast work slowing down towards completion at the end of 2004.
      While we have refocused our business towards large, financially stable customers in the communications, utility and governmental industries, these customers may not continue to fund capital expenditures for infrastructure projects at current levels or we may not be able to increase our market share with these stronger customers.
      Costs of Revenue. Our costs of revenue were $828.7 million or 90.7% of revenue for the year ended December 31, 2004, compared to $744.6 million or 90.0% of revenue for the same period in 2003 reflecting that the costs remained consistent as a percentage of revenue. In the year ended December 31, 2004, we recorded losses on construction projects in the amount of $7.8 million compared to approximately $28.7 million in the year ended December 31, 2003. These losses arose from project costs that exceeded our expectations for a variety of reasons including internal bid, project management and cost estimation issues, errors in specifications and design, work outside of original contract scope and customer caused delays. In addition, we recorded obsolescence provisions for inventory of $0.9 million mainly due to inventories that were purchased for specific jobs no longer in process and which may not be used in the future. In the year ended December 31, 2003, an obsolescence provision was recorded in the amount of $1.8 million. These decreases were offset by the increase in cost of sales due to the increase in the number of employees and subcontractor costs related to the DirecTV business. In addition, insurance expense increased in the year ended December 31, 2004 due to the increased number of claims reported. As a result of the increased claims and loss history since the beginning of 2004, we adjusted our actuarial assumptions and increased our reserves and expenses by $13.2 million in the year ended December 31, 2004.

      Depreciation. Depreciation was $17.1 million or 1.9% of revenue for the year ended December 31, 2004, compared to $27.6 million or 3.3% of revenue for the same period in 2003, representing a decrease of $10.5 million or 38%. We reduced depreciation expense in the year ended December 31, 2004 by continuing to reduce capital expenditures, disposing of excess equipment in 2003 and 2004 and placing greater reliance on operating leases to meet our equipment needs.
      General and Administrative. General and administrative expenses were $74.6 million or 8.2% of revenue for the year ended December 31, 2004, compared to $70.1 million or 8.6% of revenue for the same period in 2003, representing an increase of $4.5 million or 6.3%. The increase in general and administrative expenses was due to additional professional fees incurred in the year ended December 31, 2004 in the amount of $4.3 million related to the audit and quarterly reviews, increased audit fees in connection with our Sarbanes-Oxley compliance, increased consulting fees related to Sarbanes-Oxley compliance and an increase in legal fees related to our defense in various litigation matters. In addition, in 2004 we recorded $644,000 of non-cash stock compensation expense mainly related to the extension of the exercise period on certain stock options held by former employees. There was no such expense in 2003.
      Interest Expense, Net. Interest expense, net of interest income, remained consistent at $19.5 million or 2.1% of revenue for the year ended December 31, 2004, compared to $19.2 million or 2.3% of revenue for the same period in 2003.
      Other Income, Net. Other income was $191,000 for the year ended December 31, 2004, compared to $1.2 million for the same period in 2003 representing a decrease of $1.0 million or 84.6%. In the year ended December 31, 2003, we sold more equipment at auction and recognized more gains on these sales than in the year ended December 31, 2004.
      Benefit for Income Taxes. For 2004 and 2003 our effective tax rates were approximately 0% and (25%), respectively. Our balance sheet as of December 31, 2004, includes a net deferred tax asset of $56.8 million of which $44.3 million relates to federal taxes and the remainder to various state and foreign taxes, net of valuation allowance. The realization of this net deferred tax asset is dependent upon our ability to generate future pretax income. We anticipate that we will generate sufficient pretax income in the future to realize a portion of our net deferred tax asset relating to federal income taxes. In making this assessment, we have considered our projected future pretax income based upon a prudent and feasible tax planning strategy available to us involving the sale of one of our operations. However, this tax planning strategy does not appear viable for the purpose of realizing all of the various income tax components of our net deferred tax asset. Accordingly, we recorded an addition to our valuation allowance of $24.1 million in 2004 to reduce certain of our net deferred Federal, foreign and state tax assets at December 31, 2004, to their estimated net realizable value of $56.8 million. The primary reason for the difference in our effective tax rate from 2003 to 2004 was the effect of worthless stock deduction and increase in valuation allowance.
      Deferred tax assets, net in 2004 increased to $56.8 million from $55.3 million. The increase in deferred tax assets, net was due to a reduction in deferred tax assets of $3.6 million and a reduction in deferred tax liabilities of $5.2 million. The decrease in deferred tax assets was primarily related to our increase in net operating loss carryforwards of $11.9 million as a result of our net loss in 2004, and an increase in deferred tax assets relating to accrued self insurance of $10.6 million offset by a decrease in deferred tax assets relating to goodwill of $2.5 million and an increase in the valuation allowance of $24.1 million for Federal, foreign and state tax assets. The reduction in deferred tax liabilities was primarily due to a decrease in deferred tax liabilities for property and equipment of $1.9 million and a decrease in deferred tax liabilities for accounts receivable retainage differences of $2.7 million.
      Minority Interest. Minority interest was $0.3 million or 0.04% of revenue for the year ended December 31, 2004, compared to $0 for the same period in 2003. We entered into a joint venture with a third party at the end of 2003. We own 51% of the company. This subsidiary had net income for the year ended December 31, 2004 which resulted in minority interest.
      Discontinued Operations. In the year ended December 31, 2004, we ceased performing contractual services for customers in Brazil, abandoned all assets of our Brazil subsidiary and made a determination to exit the Brazil market. The abandoned Brazil subsidiary has been classified as a discontinued operation and its net loss is not included in the results of continuing operations in 2004 or 2003. The results of operations for the year ended December 31, 2003 for Brazil have been reclassified to a loss from discontinued operations. During the year ended December 31, 2004, we wrote off approximately $12.3 million and the net investment in the Brazil subsidiary of approximately $6.8 million which consisted of the accumulated foreign currency translation loss of $21.3 million less a net deficit in assets of $14.5 million. The net loss for the Brazil subsidiary was $20.2 million and $21.8 million for the years ended December 31, 2004 and 2003, respectively. In November 2004, our subsidiary applied for relief and was adjudicated bankrupt by a Brazilian bankruptcy court. The subsidiary is currently being liquidated under court supervision. During the fourth quarter 2004, we ceased performing services and committed to sell our network services operations and exit this service market. These operations have been classified as a discontinued operation and their net loss is not included in the results of continuing operations in 2004 or 2003. The results of operations for the year ended December 31, 2003 for our network services operations have been reclassified to a loss from discontinued operations. The net loss for our network services operations was $3.0 million and $6.0 million for the years ended December 31, 2004 and 2003, respectively.

Comparison of Years Ended December 31, 2003 and 2002
      Revenue. Our revenue was $827.5 million for the year ended December 31, 2003 compared to $766.5 million for the same period in 2002, representing an increase of $61.0 million. The increase in revenue was primarily due to the growth in our broadband revenue and, to a lesser extent, growth in business with our energy and government customers. We experienced a 74.5% increase in revenue from broadband customers such as Comcast and DirecTV for upgrade construction and residential installation work. Overall revenue from broadband customers grew by $113.3 million in 2003. Revenue from energy customers grew by $35.8 million in 2003 to $198.6 million compared to $162.8 million in 2002 primarily due to new gas pipeline and electrical substation contracts. Our revenue from government work increased by $10.6 million in 2003 compared to 2002 due to an increase in dollar value of projects and expansion of the business into new states in 2003. Our overall 2003 revenue growth was reduced by a $98.6 million decrease in telecommunications revenue. Historically, we have derived a significant amount of our revenue from telecommunications customers. Commencing in the latter part of 2001 and throughout 2002, certain segments of the telecommunications industry suffered a severe downturn that resulted in a number of our customers filing for bankruptcy protection or experiencing financial difficulties. The downturn resulted in reduced capital expenditures for infrastructure projects, even among customers that did not experience financial difficulties. Revenue from telecommunication customers continued their downward trend in 2003.
      Costs of Revenue. Our costs of revenue was $744.6 million or 90.0% of revenue for the year ended December 31, 2003, compared to $683.9 million or 89.2% of revenue for the same period in 2002. Costs of revenue grew in terms of total dollars in 2003 due to the overall increase in revenue and a slight increase in payroll. Costs of revenue in 2003 include $28.7 million in losses incurred on construction projects during the year. These losses arose from project costs that exceeded our expectations for a variety of reasons including internal bid, project management and cost estimation issues, errors in specifications and designs, work outside of original contract scope and customer-caused delays.
      Depreciation. Depreciation was $27.6 million or 3.3% of revenue for the year ended December 31, 2003, compared to $33.8 million or 4.4% of revenue for the same period in 2002, representing a decrease of $6.2 million or 18.3%. In 2003, depreciation expense was reduced by $5.8 million related to the change in estimate in useful lives that occurred on November 30, 2002. In addition, we reduced depreciation expense in 2003 by continuing to reduce capital expenditures, disposing of excess equipment and placing greater reliance on operating leases to meet our equipment needs.
      General and Administrative Expenses. General and administrative expenses were $70.1 million or 8.6% of revenue for the year ended December 31, 2003 compared to $107.4 million or 14.0% of revenue for the same period in 2002, representing a decrease of $37.3 million or 34.7%. The decrease mainly relates to a decrease of $27.0 million related to our restructuring plan which resulted in the termination of employees, consolidation of facilities, functions and locations, and the recording of restructuring charges in 2002. In addition, bad debt expense included in general and administrative expense declined by approximately $10.8 million from 2002 to 2003. The large provision in 2002 was related to the after effects in 2002 related to customers declaring bankruptcy in 2001 in the telecommunications sector.
      Interest Expense. Interest expense, net of interest income, was $19.2 million or 2.3% of revenue for the year ended December 31, 2003, compared to $18.3 million or 2.4% for the same period in 2002 representing an increase of $874,000. Net interest costs grew as our average borrowings increased to support working capital needs. We incur interest expense primarily from our long-term subordinated debt which carries a fixed rate and to a lesser extent on periodic credit line borrowings to meet working capital needs and support various letters of credit.
      Other (Expense) Income. Other income was $1.2 million in the year ended December 31, 2003 compared to other expense of $10 million for the same period in 2002. Other (expense) income in both years includes a gain on disposal of certain non-core assets and investments. During the year 2002, the gain was offset by a $13.2 million valuation allowance to reduce the carrying value of certain assets held for sale, long lived assets in use and investments. During 2003, the gain was slightly offset by the settlement of litigation of approximately $2.3 million and the write-off of certain non-core assets and investments.
      Income Taxes. For 2003 and 2002, our effective tax rates were approximately (25%) and (35%), respectively. Our balance sheet as of December 31, 2003, includes a net deferred tax asset of $55.3 million of which $41.9 million relates to federal taxes and the remainder to various state and foreign taxes, net of valuation allowance. The realization of this net deferred tax asset is dependent upon our ability to generate future pretax income. We anticipate that we will generate sufficient pretax income in the future to realize the portion of our net deferred tax asset relating to federal income taxes. In making this assessment, we have considered our projected future pretax income based upon a prudent and feasible tax planning strategy available to us involving the sale of one of our operations. However, this tax planning strategy does not appear viable for the purpose of realizing all of the various state income tax components of our net deferred tax asset. Accordingly, we recorded an addition to our valuation allowance of $3.4 million in 2003 to reduce certain of our net deferred state tax assets at December 31, 2003, to their estimated net realizable value of $55.3 million. We also recorded a valuation provision for state deferred taxes in 2002. However, this 2002 provision was less material to our overall deferred benefit in 2002. The primary reason for the difference in our effective tax rate from 2002 to 2003 was the effect of non-US operations; specifically losses from our operations in Mexico and Brazil for which we recorded no tax benefit.
      Deferred tax assets, net in 2003 increased to $55.3 million from $46.6 million. The increase in deferred tax assets, net was due to an increase in deferred tax assets of $6.8 million and a reduction in deferred tax liabilities of $1.8 million. The increase in deferred tax assets was primarily related to our net operating loss carryforwards of $23.6 million as a result of our net loss in 2003, offset by a decrease in deferred tax assets relating to goodwill of $12.4 million and an increase in the valuation allowance of $3.4 million for state tax assets. The reduction in deferred tax liabilities was primarily due to an increase in deferred tax liabilities for property and equipment of $4 million offset by a decrease in deferred tax liabilities for other temporary differences of $4.3 million.
      Discontinued Operations. In the year ended December 31, 2004, we ceased performing contractual services for customers in Brazil, abandoned all assets of our Brazil subsidiary and made a determination to exit the Brazil market. The abandoned Brazil subsidiary has been classified as a discontinued operation. The results of operations for the years ended December 31, 2003 and 2002 have been reclassified to loss from discontinued operations. The net (loss) income for the Brazil subsidiary was $(21.8) million and $1.2 million for the years ended December 31, 2003 and 2002, respectively. The net loss in 2003 was due to a number of labor claims that were brought by ex-employees against our Brazil operations in 2003. We recorded $9.8 million of expense related to employment claims filed in Brazil in the year ended December 31, 2003 which also resulted in increased legal fees. In addition, we reserved $4.1 million in receivable balances due to the uncertainty of collection in 2003. In the year ended December 31, 2004, we also ceased performing services and committed to sell our network services operations and exit this service market. These operations have been classified as a discontinued operation. The results of operations for the years ended December 31, 2003 and 2002 have been reclassified to loss from discontinued operations. The net loss for the network services operations was $6.0 million and $17.9 million for the years ended December 31, 2003 and 2002, respectively. The net loss in 2002 included $13.1 million of a one-time, non-cash charge to reduce the carrying value of goodwill related to the cumulative effect of an accounting change upon adoption of SFAS No. 142.
Financial Condition, Liquidity and Capital Resources
      Our primary sources of liquidity are cash flows from continuing operations, borrowings under our credit facility, and proceeds from sales of assets and investments. We expect to continue to sell older vehicles and equipment as we upgrade with new equipment. We expect to continue to obtain proceeds from these sales in excess of $1.0 million per quarter depending upon market conditions. From time to time, we engage in a review and analysis of our performance to our key strategic objectives. In connection with this process, we consider activities including sale or divestitures of portions of our assets, operations, real estate or other properties. Any actions taken may impact our liquidity. Our primary liquidity needs are for working capital, capital expenditures, insurance collateral in the form of cash and letters of credit and debt service. Interest payments of approximately $7.6 million are due each February and August under our 7.75% senior subordinated notes. In addition to ordinary course working capital requirements, we will continue to spend at least $10.0 to $15.0 million per year on capital expenditures in order to keep our equipment new and in good condition. We also expect our annual lease payments to increase as we place greater reliance on operating leases to meet our equipment needs. Since December 31, 2004, lease commitments over a five-year period have increased approximately $22.0 million.
      In connection with the 2005 insurance program, we also have paid $13.5 million to our insurance carrier for cash collateral through September 30, 2005. We paid an additional $4.5 million of cash collateral in October 2005. We may be expected to continue to increase our cash collateral in the future.
      In 2004, we purchased a 49% interest in a limited liability company from a third party. The purchase price for this investment was an initial amount of $3.7 million which was paid in four quarterly installments of $925,000. Beginning in the first quarter of 2006, eight additional contingent quarterly payments are expected to be made to the third party from which the interest was purchased. The contingent payments will be up to a maximum of $1.3 million per quarter based on the level of unit sales and profitability of the limited liability company in specified preceding quarters. The payment due on January 10, 2006 will be of $925,000.
      We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on external construction and maintenance work, including storm restoration work, and the corresponding spending by our clients on their annual capital expenditure budgets. Our business is typically slower in the first and fourth quarters of each calendar year and stronger in the second and third quarters. We generally experience seasonal working capital needs from approximately April through September to support growth in unbilled revenue and accounts receivable, and to a lesser extent, inventory. Our billing terms are generally net 30 to 60 days, although some contracts allow our clients to retain a portion (from 2% to 15%) of the contract amount until the contract is completed to their satisfaction. We maintain inventory to meet the material requirements of some of our contracts. Some of our clients pay us in advance for a portion of the materials we purchase for their projects, or allow us to pre-bill them for materials purchases up to a specified amount.
      Our vendors generally offer us terms ranging from 30 to 90 days. Our agreements with subcontractors usually contain a “pay-when-paid” provision, whereby our payments to subcontractors are made after we are paid by our clients.
      We anticipate that funds generated from continuing operations, together with borrowings under our credit facility, and proceeds from sales of assets and investments will be sufficient to meet our working capital requirements, anticipated capital expenditures, insurance collateral requirements, equity investment obligations, letters of credit and debt service obligations for at least the next twelve months.
      As of September 30, 2005, we had $132.0 million in working capital compared to $134.5 million as of December 31, 2004. The decrease in working capital was due to a decrease in cash related to the payment of $13.5 million cash collateral to our insurance carrier in the nine months ended September 30, 2005 and payments of $2.6 million in deferred financing costs related to the credit facility amendment in May 2005 of which a small portion is classified as a current asset. Cash and cash equivalents decreased from $19.5 million at December 31, 2004 to $2.9 million at September 30, 2005 based on above working capital decreases and due to the subordinated debentures interest payment of $7.6 million made in August 2005.
      Net cash used in operating activities of continuing operations was $17.3 million for the nine months ended September 30, 2005 and 2004. The net cash used in operating activities of continuing operations in the nine months ended September 30, 2005 was primarily related to timing of cash collections from customers and insurance cash collateral payments of $13.5 million offset by the net loss from continuing operations and timing of cash payments to vendors. The net cash used in operating activities of continuing operations in the nine months ended September 30, 2004 was primarily related to the net loss of continuing operations, purchases of inventory and timing of cash collections from customers offset by timing of cash payments to vendors.
      Net cash used in investing activities of continuing operations was $2.1 million and $2.2 million for the nine months ended September 30, 2005 and 2004, respectively. Net cash used in investing activities of continuing operations in the nine months ended September 30, 2005 primarily related to capital expenditures in the amount of $5.1 million and payments related to our equity investment in the amount of $3.4 million offset by $5.9 million in net proceeds from sales of assets. Net cash used in investing activities of continuing operations in the nine months ended September 30, 2004 primarily related to capital expenditures in the amount of $8.0 million offset by $6.6 million in net proceeds from sales of assets.
      Net cash provided by financing activities of continuing operations was $2.3 million and $4.3 million for the nine months ended September 30, 2005 and 2004, respectively. Net cash provided by financing activities of continuing operations in the nine months ended September 30, 2005 was primarily related to proceeds from the issuance of common stock pursuant to stock option exercises in the amount of $2.5 million. Net cash provided by financing activities of continuing operations in the nine months ended September 30, 2004 was due to proceeds of borrowings of $3.5 million and proceeds from the issuance of common stock of $1.1 million.
      We have a secured revolving credit facility for our operations which was amended and restated on May 10, 2005 increasing the maximum amount of availability from $125 million to $150 million subject to reserves of $5.0 million, and other adjustments and restrictions. The costs related to this amendment were $2.6 million which are being amortized over the life of the credit facility. The credit facility expires on May 10, 2010. These deferred financing costs are included in prepaid expenses and other current assets and other assets in the condensed unaudited consolidated balance sheet.
      The amount that we can borrow at any given time is based upon a formula that takes into account, among other things, eligible billed and unbilled accounts receivable and equipment which can result in borrowing availability of less than the full amount of the credit facility. As of September 30, 2005 and December 31, 2004, net availability under the credit facility totaled $46.9 million and $25.5 million, respectively, net of outstanding standby letters of credit aggregating $66.5 million and $66.8 million in each period, respectively. At September 30, 2005, $63.4 million of the outstanding letters of credit are issued to support our casualty and medical insurance requirements or surety requirements. These letters of credit mature at various dates through August 2006 and most have automatic renewal provisions subject to prior notice of cancellation. We had no outstanding draws under the credit facility at September 30, 2005 and December 31, 2004. The credit facility is collateralized by a first priority security interest in substantially all of our assets and a pledge of the stock of certain of the operating subsidiaries. All wholly-owned subsidiaries collateralize the facility. Interest under the credit facility accrues at rates based, at our option, on the agent bank’s base rate plus a margin of between 0.25% and 1.25% or its LIBOR rate (as defined in the credit facility) plus a margin of between 1.75% and 2.75%, depending on certain financial thresholds. The credit facility includes an unused facility fee of 0.375%, which may be adjusted to as low as 0.250%.
      The credit facility contains customary events of default (including cross-default) provisions and covenants related to our operations that prohibit, among other things, making investments and acquisitions in excess of specified amounts, incurring additional indebtedness in excess of specified amounts, paying cash dividends, making other distributions in excess of specified amounts, making capital expenditures in excess of specified amounts, creating liens against our assets, prepaying other indebtedness including our 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, any deterioration in the quality of billed and unbilled receivables, reduction in the value of our equipment or an increase in our lease expense related to real estate would reduce availability under the credit facility.
      We are required to be in compliance with a minimum fixed charge coverage ratio measured on a monthly basis and certain events are triggered if the net availability under the credit facility is under $20.0 million at any given day. Our operations are required to comply with this fixed charge coverage ratio if these conditions of availability are not met. The credit facility further provides that once net availability is greater than or equal to $20.0 million for 90 consecutive days, the fixed charge ratio will no longer apply. The fixed charge coverage ratio is generally defined to mean the ratio of our net income before interest expense, income tax expense, depreciation expense, and amortization expense minus net capital expenditures and cash taxes paid to the sum of all interest expense plus current maturities of debt for the period. The financial covenant was not applicable as of September 30, 2005, because net availability under the credit facility was $46.9 million as of September 30, 2005 and net availability did not reduce below $20.0 million at any given day during the period.
      Based upon our projections for 2005 and 2006, we believe we will be in compliance with the credit facility’s terms and conditions and the minimum availability requirements in 2005 and 2006. We are dependent upon borrowings and letters of credit under this credit facility to fund operations. Should we be unable to comply with the terms and conditions of the credit facility, we would be required to obtain further modifications to the credit facility or another source of financing to continue to operate. We may not be able to achieve our 2005 and 2006 projections and thus may not be in compliance with the credit facility’s minimum net availability requirements and minimum fixed charge ratio in the future.
      Our variable rate credit facility exposes us to interest rate risk. However, we had no borrowings outstanding under the credit facility at September 30, 2005.
      As of September 30, 2005, we had outstanding $195.9 million, 7.75% senior subordinated notes due in February 2008, with interest due semi-annually. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions as under our credit facility. The indenture which governs our 7.75% senior subordinated notes allows us to incur the following additional indebtedness: under our credit facility up to $150 million, renewals to existing debt permitted under the indenture plus an additional $25 million of indebtedness. The indenture prohibits incurring further indebtedness unless our fixed charge coverage ratio is at least 2:1 for the four most recently ended fiscal quarters determined on a pro forma basis as if that additional debt has been incurred at the beginning of the period. The definition of our fixed charge coverage ratio under the indenture is essentially equivalent to that under our credit agreement.
      Our credit standing and senior subordinated notes are rated by various agencies. In August 2004, Standard & Poor’s withdrew its rating of our corporate credit, senior secured and subordinated debt. In its press release, Standard & Poor’s stated that the withdrawal was due to insufficient financial information available to support a ratings opinion due to the delays in our Form 10-Q filings in 2004. This withdrawal has not had an impact on our liquidity or ability to obtain necessary financing.
      In 2003, we performed work on undocumented or unapproved change orders or other matters which are being disputed by our customers. We did not recognize this work as revenue in 2003 or in the year ended December 31, 2004. However, expenses for the work associated with these change orders and other matters were included in costs of revenue in 2003 resulting in a 45% decline in our 2003 gross and operating margins. This has also affected our liquidity since we still have not been paid for the work performed. We have commenced legal action against some of our customers in connection with work performed in 2003. In addition, we have made claims for amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers for delays we believe were caused by the customer, errors in specifications and designs, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Our customers may counterclaim against us for contract damages, liquidated damages and/or indemnification. If the customers can establish a contract entitlement, that entitlement could reduce any amounts otherwise due us from the customer (including any remaining outstanding accounts receivable from the customer under the contract price) and/or create liabilities for us. Should we be successful in collecting some of these claims we would recognize them as revenue when received. When revenue is recognized the margins will increase during such period of recognition since the costs have already been recorded. However, we may not be successful in collecting any of these claims.
      The following table sets forth our contractual commitments as of September 30, 2005 and our anticipated payment obligations during the periods indicated below (in thousands):

		Less Than			More Than
Contractual Obligations(1)	Total	1 Year	1-3 Years	3-5 Years	5 Years

Senior subordinated notes	$195,936	$—	$—	$195,936	$—
Notes payable for equipment	302	28	226	48	—
Equity investment	925	925	—	—	—
Capital leases	944	494	360	90	—
Operating leases	96,113	37,341	45,680	9,650	3,442
Executive life insurance	19,455	2,663	2,419	2,269	12,104

Total	$313,675	$41,451	$48,685	$207,993	$15,546

(1)	Amounts do not include interest payments. We estimate that we will pay an additional $15.2 million in each of the years between 2006 and 2008 in interest payments for our senior subordinated notes and revolving credit facilities

Off-Balance Sheet Arrangements
      We provide letters of credit to secure our obligations primarily related to our insurance policies and surety bonds. We also provide letters of credit related to legal matters. Total letters of credit reduce our available borrowings under our credit facility and amounted to $66.5 million at September 30, 2005 of which $63.4 million were related to insurance matters and surety bond requirements.
      Some of our contracts require us to provide performance and payment bonds, which we obtain from a surety company. If we were unable to meet our contractual obligations to a customer and the surety paid our customer the amount due under the bond, the surety would seek reimbursement of such payment from us. At September 30, 2005, performance and payment bonds outstanding on our behalf totaled $104.1 million related to projects in process.
Seasonality
      Our operations are historically slower in the first and fourth quarters of the year. This seasonality is primarily the result of customer budgetary constraints and preferences and the effect of winter weather on our external activities. Some of our customers tend to complete budgeted capital expenditures before the end of the year and defer additional expenditures until the following budget year.

Impact of Inflation
      The primary inflationary factor affecting our operations is increased labor costs. We did not experience significant increases in labor costs in 2003, 2004 or 2005 to date. To a lesser extent, we are also affected by changes in fuel costs which increased significantly in 2004 and in 2005.
Recently Issued Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” or SFAS 151. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage). In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of production facilities. SFAS 151 is effective for the first annual reporting period beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our results of operations or financial condition.
      In December 2004, the FASB issued SFAS 123R, “Share-Based Payment,” a revision of SFAS 123 or SFAS 123R. In March 2005, the SEC issued Staff Bulletin No. 107 (SAB 107) regarding its interpretation of SFAS 123R. The standard requires companies to expense on the grant-date the fair value of stock options and other equity-based compensation issued to employees. In accordance with the revised statement, we will be required to recognize the expense attributable to stock options granted or vested in financial statement periods subsequent to December 31, 2005. We are currently evaluating the impact of the adoption of FAS 123R on our results of operations. In connection with evaluating the impact of FAS 123R, we are considering the potential use of different valuation methods to determine the fair value of share-based compensation and reviewing all assumptions used in those valuation methods. We believe the adoption of FAS 123R will have a material negative impact on our profitability, regardless of the valuation method used.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” or FIN 47, that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We do not expect FIN 47 to have a material impact on our results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections or SFAS 154, which supersedes APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations or financial condition.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      On September 2, 2004, we filed a Current Report on Form 8-K, as amended on September 24, 2004, reporting that on August 30, 2004, Ernst & Young LLP our independent registered public accountants would resign as our auditors following the completion of services related to the audit of MasTec North America, Inc. The Form 8-K reported that there were no disagreements between us and Ernst and Young involving any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure. On September 24, 2004 our Audit Committee engaged BDO Seidman, LLP to serve as our independent registered public accountants for the 2004 fiscal year.
Quantitative and Qualitative Disclosures about Market Risk
      We are exposed to market risk related to changes in interest rates and fluctuations in foreign currency exchange rates.
Interest Rate Risk
      Less than 1% of our outstanding debt at September 30, 2005 was subject to variable interest rates. The remainder of our debt has fixed interest rates. Our fixed interest rate debt includes $196.0 million (face value) in senior subordinated notes. The carrying value and market value of our debt at September 30, 2005 was $195.9 million. Based upon debt balances outstanding at September 30, 2005, a 100 basis point or 1% addition to our weighted average effective interest rate for variable rate debt would increase our interest expense by less than $200,000 on an annual basis.
Foreign Currency Risk
      We have an investment in a subsidiary in Canada and sell our services into this foreign market.
      Our foreign net asset/exposures, or assets denominated in foreign currency less liabilities denominated in foreign currency, for Canada at September 30, 2005 of U.S. dollar equivalents was $2.8 million and $2.7 million at December 31, 2004.
      Our Canada subsidiary sells services and pays for products and services in Canadian dollars. A decrease in the Canadian foreign currency relative to the U.S. dollar could adversely impact our margins. An assumed 10% depreciation of these foreign currencies relative to the U.S. dollar over the course of 2004 and over the nine months ended September 30, 2005 (i.e., in addition to actual exchange experience) would have resulted in a translation reduction of our revenue by $1.2 million and $0.7 million, respectively.
      As the assets, liabilities and transactions of our Canada subsidiary are denominated in Canadian dollars, the results and financial condition are subject to translation adjustments upon their conversion into U.S. dollars for our financial reporting purposes. A 10% decline in this foreign currency relative to the U.S. dollar over the course of 2004 and over the nine months ended September 30, 2005 (i.e., in addition to actual exchange experience) would have reduced our Canadian currency translated operating loss from $3.3 million to $3.0 million and $1.4 million to $1.3 million, respectively.
      See Note 1 to our audited consolidated financial statements included in this prospectus for further disclosures about market risk.

PRO FORMA INFORMATION ON CONTINUING OPERATIONS
      The following unaudited pro forma consolidated financial information of MasTec is derived from MasTec’s historical consolidated financial statements and should be read in conjunction with the audited financial statements and notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the period ended September 30, 2005. The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 are presented as if MasTec had accounted for the state Department of Transportation related projects and assets as discontinued operations as of January 1, 2002. The unaudited pro forma condensed consolidated balance sheet is presented as if the projects and assets were a discontinued operation as of September 30, 2005. The unaudited pro forma condensed consolidated financial information is preliminary and may be subject to change based on terms of an actual sale.
      The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and is not indicative of any future results of operations or the results that might have occurred if the discontinued operations were actually effective on the indicated dates. The unaudited pro forma condensed consolidated financial statements are based on our management’s estimate of the effects of the discontinued operations. Pro forma adjustments are based on currently available information, historical results and certain assumptions that our management believes are reasonable and described in the accompanying notes.

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2005

	September 30,	Pro Forma
	2005	Adjustments		Pro Forma

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,894	$—		$2,894
Accounts receivable, unbilled revenue and retainage, net	228,052	(44,453	)(a)	183,599
Inventories	42,649	(24,669	)(a)	17,980
Income tax refund receivable	1,511	—		1,511
Prepaid expenses and other current assets	42,689	(2,423	)(a)	40,266
Current assets held for sale	—	71,545	(a)	71,545

Total current assets	317,795	—		317,795
Property and equipment, net	56,451	(4,581	)(b)	51,870
Goodwill	138,640	(11,497	)(b)	127,143
Deferred taxes, net	52,658	—		52,658
Other assets	43,845	(3,699	)(b)	40,146
Long-term assets held for sale	—	19,777	(b)	19,777

Total assets	$609,389	$—		$609,389

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of debt	$112	$—		$112
Accounts payable and accrued expenses	125,790	(32,649	)(c)	93,141
Other current liabilities	59,917	—		59,917
Current liabilities related to assets held for sale	—	32,649	(c)	32,649

Total current liabilities	185,819	—		185,819
Other liabilities	37,039	(929	)(c)	36,110
Long-term debt	196,126	—		196,126
Long-term liabilities related to assets held for sale	—	929	(c)	929

Total liabilities	418,984	—		418,984
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1.00 par value; authorized shares—5,000,000; issued and outstanding shares—none	—	—		—
Common stock, $0.10 par value authorized shares—100,000,000 issued and outstanding shares—49,142,346 as of September 30, 2005	4,914	—		4,914
Capital surplus	355,469	—		355,469
Accumulated deficit	(170,433)	—		(170,433)
Accumulated other comprehensive income	455	—		455

Total shareholders’ equity	190,405	—		190,405

Total liabilities and shareholders’ equity	$609,389	$—		$609,389

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2005

		Pro Forma
	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue	$697,427	$(72,822	)(d)	$624,605
Costs of revenue, excluding depreciation	621,560	(78,176	)(d)	543,384
Depreciation	13,950	(1,306	)(d)	12,644
General and administrative expenses	51,470	(5,594	)(d)	45,876
Interest expense, net	14,412	(66	)(d)	14,346
Other income, net	3,402	(293	)(d)	3,109

(Loss) income from continuing operations before minority interest	(563)	12,027		11,464
Minority interest	(995)	—		(995)

(Loss) income from continuing operations	$(1,558)	$12,027		$10,469

Basic weighted average common shares outstanding	48,876			48,876

Basic (loss) income per share from continuing operations	$(0.03)			$0.21

Diluted weighted average common shares outstanding	48,876			49,674

Diluted (loss) income per share from continuing operations	$(0.03)			$0.21

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004

		Pro Forma
	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue	$913,795	$(106,611	)(d)	$807,184
Costs of revenue, excluding depreciation	828,743	(109,461	)(d)	719,282
Depreciation	17,099	(2,174	)(d)	14,925
General and administrative expenses	74,550	(3,040	)(d)	71,510
Interest expense, net	19,478	—		19,478
Other income, net	191	410	(d)	601

Loss from continuing operations before minority interest	(25,884)	8,474		(17,410)
Minority interest	(333)	—		(333)

Loss from continuing operations	$(26,217)	$8,474		$(17,743)

Basic and diluted weighted average common shares outstanding	48,382			48,382

Basic and diluted loss per share from continuing operations	$(0.54)			$(0.37)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003

		Pro Forma
	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue	$827,480	$(115,268	)(d)	$712,212
Costs of revenue, excluding depreciation	744,587	(115,297	)(d)	629,290
Depreciation	27,586	(2,289	)(d)	25,297
General and administrative expenses	70,112	(3,625	)(d)	66,487
Interest expense, net	19,180	—		19,180
Other income, net	1,242	(160	)(d)	1,082

Loss from continuing operations before benefit for income taxes	(32,743)	5,783		(26,960)
Benefit for income taxes	8,303	(2,134	)(d)	6,169

Loss from continuing operations	$(24,440)	$3,649		$(20,791)

Basic and diluted weighted average common shares outstanding	48,084			48,084

Basic and diluted loss per share from continuing operations	$(0.51)			$(0.43)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

MASTEC, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2002

		Pro Forma
	Historical	Adjustments		Pro Forma

	(In thousands except per share data)
Revenue	$766,467	$(109,482	)(d)	$656,985
Costs of revenue, excluding depreciation	683,855	(97,001	)(d)	586,854
Depreciation	33,760	(3,184	)(d)	30,576
General and administrative expenses	107,446	(3,060	)(d)	104,386
Goodwill impairment	79,710	—		79,710
Interest expense, net	18,306	—		18,306
Other expense, net	9,973	(150	)(d)	9,823

Loss from continuing operations before benefit for income taxes	(166,583)	(6,087)		(172,670)
Benefit for income taxes	59,345	2,347	(d)	61,692

Loss from continuing operations	$(107,238)	$(3,740)		$(110,978)

Basic and diluted weighted average common shares outstanding	47,922			47,922

Basic and diluted loss per share from continuing operations	$(2.24)			$(2.32)

See accompanying notes to unaudited pro forma condensed consolidated financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets:
      The unaudited pro forma condensed consolidated balance sheet was prepared assuming the state Department of Transportation related projects and assets were accounted for as discontinued operations as of September 30, 2005 and included “Pro Forma Adjustments” as follows:

(a) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of current assets to current assets held for sale of $71.5 million and are comprised of the following (in thousands):

Accounts receivable	$44,453
Inventories	24,669
Other current assets	2,423

$71,545

(b) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of long-term assets to long-term assets held for sale of $19.8 million and are comprised of the following (in thousands):

Property and equipment	$4,581
Goodwill	11,497
Other long-term assets	3,699

$19,777

(c) Adjustments to the unaudited condensed consolidated balance sheet include the reclassification of accounts payable and accrued expenses of $32.6 million to current liabilities related to assets held for sale and the reclassification of long-term debt of $929,000 to long-term liabilities related to assets held for sale.
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:
      The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 have been presented as if MasTec had accounted for the state Department of Transportation related assets and projects as discontinued operations as of January 1, 2002.
      These statements include “Pro Forma Adjustments” as follows:

(d) Adjustments to the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002 reflect only the direct costs of the discontinued operations of the state Department of Transportation related projects and assets as if MasTec had accounted for the state Department of Transportation related assets and projects as discontinued operations as of January 1, 2002.
      At this time we have not completed our determination of the fair value of the assets and do not have an estimate of the write-down or other charges associated with the sale of the net assets. The pro forma adjustments do not give effect to any write down of the fair value of the net assets as of September 30, 2005.

BUSINESS
Overview
      We are a leading specialty contractor operating throughout the United States and in Canada and across a range of industries. Our core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure and transportation systems. Our primary customers are in the following industries: communications (including satellite television and cable television), utilities and government. We provide similar infrastructure services across the industries we serve. Our customers rely on us to build and maintain infrastructure and networks that are critical to their delivery of voice, video and data communications, electricity and transportation systems.
      We, or our predecessor companies, have been in business for over 70 years. We offer all of our services under the MasTec® service mark and operate through a network of approximately 220 locations and 7,700 employees as of December 31, 2005. We believe that we currently are the second largest, publicly held, specialty infrastructure provider to communications companies that offer voice, video and data services and the fourth largest, publicly held, provider of infrastructure services to the electric utility industry. In 2005, we performed projects in the shaded states as indicated in the map below:
      Our customers include some of the largest communication and utility companies in the United States, including DirecTV, Verizon Communications, BellSouth, Sprint Nextel and Florida Power and Light. For fiscal year 2004 and the nine months ended September 30, 2005, 63.7% and 64.6%, respectively, of our revenues were from our largest 10 customers. We have longstanding relationships with many customers and often provide services under multi-year master service agreements and other service agreements. For fiscal year 2004 and the nine months ended September 30, 2005, 69.7% and 64.8%, respectively, of our revenues were derived under multi-year master service agreements and other service agreements.
      For fiscal year 2004 and the nine months ended September 30, 2005, we had revenue of $913.8 million and $697.4 million, respectively. For fiscal year 2004, 65.0%, 19.2% and 15.8% of our revenues were from customers in the communications, utilities and government industries, respectively. For the nine months ended September 30, 2005, 63.0%, 21.2% and 15.8% of our revenues were from our communications, utilities and government customers, respectively. Our 18-month backlog at September 30, 2005 was $1.1 billion and we expect to realize approximately 20.8% of this backlog in the fourth quarter of 2005.
Industry Trends
      Our industry is comprised of national, regional and local companies that provide outsourced infrastructure services to companies in the communications, utilities and government industries. We estimate that the total amount of annual outsourced infrastructure spending in markets that we serve was approximately $31 billion in 2004.
      We believe the following industry trends impact demand for our services:

Demand for Voice, Video and Data Services. Demand for faster and more robust voice, video and data services has increased significantly with the proliferation of the internet, broadband and advanced video services. To serve this developing market, voice, video and data service providers are upgrading the performance of their networks or deploying new networks. Investment is facilitated by declining equipment costs and expanded capabilities of network equipment. In addition, the service offerings of our customers are converging as telephone and cable providers increasingly seek to deploy networks that allow them to provide bundled voice, video and data services to their customers. Verizon Communications, BellSouth and SBC Communications have each announced initiatives to upgrade their networks from copper line to fiber optic line in order to enhance their ability to provide full bundled service offerings. Cable companies continue to upgrade their systems to provide for enhanced broadband services, including voice over internet protocol as well as improved video offerings, including digital television, high definition television, video on demand and digital video recording. Satellite television subscriptions and installations have grown substantially over the last five years as the industry has gained acceptance in part through offering attractive programming such as NFL Sunday Ticket, as well as high definition television and digital video recorder capabilities. According to a 2005 study by J.D. Power and Associates, the percentage of U.S. households with telephones that subscribe to satellite service has grown from 12% in 2000 to 27% in 2005.

Increased Outsourcing of Network Infrastructure Installation and Maintenance. We provide specialized services that are labor and equipment intensive. According to a study by management consulting firm Booz Allen Hamilton described in an article entitled “Outsourcing Trends in the North American Telecommunications Markets,” more than 75% of telecommunications executives consider outsourcing an important component of their business that allows them to better respond to market challenges, and network installation and maintenance are among functions most likely to be outsourced. We believe that communications companies view outsourcing as an opportunity to reduce expenses, optimize expenditures and stay competitive.

Inadequacy of Existing Electric Power Transmission and Distribution Networks. The United States electric transmission and distribution infrastructure requires significant ongoing maintenance, upgrades and extensions to manage powerline congestion, avoid delivery failures and connect distribution lines to new end users. According to a 2004 Edison Electric Institute report annual transmission and distribution spending in the U.S. has been between $12 and $17 billion annually since 1980. Despite this significant spending since 1980, the pace of transmission investment has lagged behind total electricity generation. Such underinvestment combined with ever-increasing load demand contributed to the rolling blackouts in California in 2001 as well as the August 2003 blackout, which left 50 million people in the midwest and northeast United States and Canada without electricity. As a result, we believe that that transmission and distribution spending will continue and likely rise in the near future in order to meet the increasing needs of customers.

Increased Funding for Energy Projects. On August 8, 2005, President Bush signed the Energy Policy Act of 2005 into law. The law was passed to develop more reliable supply chains and distribution channels for U.S. energy resources. Among other things, the bill facilitates the siting, construction and financing of more reliable electrical grid components. As a result, we believe that transmission and distribution spending will continue and likely rise in the near future in order to meet the increasing needs of consumers and businesses.

Increased Funding for Highway Transportation Projects. On August 10, 2005, President Bush signed a six-year $244.1 billion transportation reauthorization bill known as the Safe, Accountable, Flexible and Efficient Transportation Equity Act: A Legacy for Users. The new law funds federal highway, maintenance, bridge, safety and congestion mitigation programs. Management estimates that up to 5 percent of this funding may be allocated to projects that involve intelligent transportation systems. These projects encompass traffic management solutions such as video surveillance systems, variable message signs, radar detection devices and traffic signal systems, combined with related highway lighting, signage and construction services.

Competitive Strengths
      Our competitive strengths include:

National Capability and Brand. We, or our predecessors, have been in business for over 70 years and are one of the largest companies in our industry. Through our network of approximately 220 locations and 7,700 employees as of December 31, 2005 across the United States and in Canada, we offer comprehensive infrastructure services to our customers. We believe our experience, technical expertise and size are important to our customers, which include some of the largest communications and utility companies in the United States. Our size and national capability allow us to allocate people, equipment and resources when and where needed. We offer all of our services under the MasTec service mark and maintain uniform performance standards across projects, geographic areas and industries.

Ability to Respond Quickly and Effectively. The services we provide to the various industries we serve are similar which allows us to utilize qualified personnel across multiple industries. We are able to respond quickly and effectively to industry changes and major weather events by allocating our employees, fleet and other assets as and where they are needed. For example, we were able to redeploy hundreds of our employees and assets from several project teams to areas impacted by Hurricane Katrina within days of the storm striking Louisiana and Mississippi.

Customer Base. Our customers include some of the largest communication and utility companies in the United States, including DirecTV, Verizon Communications, BellSouth, Sprint Nextel and Florida Power and Light. These customers have significant infrastructure needs and the financial resources necessary to fund those needs. We provide services to many of our significant customers under multi-year master service agreements and other service agreements.

Reputation for Reliable Customer Service and Technical Expertise. We believe that over the years we have established a reputation for quality customer service and technical expertise. We are one of the largest private label in-home installation and maintenance service providers for DirecTV. A 2004 study described in an article entitled “As Satellite TV Penetration Grows, Overall Customer Satisfaction among Satellite Subscribers Continues to Top Cable” by J.D. Power and Associates recognized DirecTV for achieving one of the highest levels of customer satisfaction in its market. We believe that the training and performance of our technicians contributed to DirecTV’s high level of customer satisfaction. We also believe our reputation for technical expertise gives us an advantage in competing for new work. For example, one of our communications customers has selected us as one of their primary fiber to the home subcontractors.

Experienced Management Team. Our management team, which includes our chief executive officer, service group presidents and financial officers, plays a significant role in establishing and maintaining long-term relationships with our customers, supporting the growth of our business and managing the financial aspects of our operations. Our chief executive officer, Austin J. Shanfelter, has over 24 years of experience in the network infrastructure construction business and is well-known in the industry. Our service group presidents average 28 years of industry experience and have a deep understanding of our customers and their requirements. Our financial officers, including our service group chief financial officers, average 22 years of experience and allow us to operate our business effectively by reducing costs and enhancing our control environment.

Strategy
      The key elements of our business strategy are as follows:

Capitalize on Favorable Industry Trends. Many of our customers have increased spending on their network infrastructure in order to enhance their ability to offer voice, video and data services, deliver electric power or improve the logistics of their transportation networks. In addition, many companies are increasing outsourcing network installation and maintenance work. We intend to use our national presence and full range of services to capitalize on these trends to generate additional revenue from existing and new customers.

Operate More Efficiently. We have recently taken action and instituted programs to improve our operating efficiencies and working capital management, such as hiring additional experienced operating and financial professionals at the service group and corporate levels, requiring increased accountability throughout our organization, expanding the use of our Oracle management information systems throughout our business, better managing customer contract bidding procedures and increasing individual project profitability. We intend to improve our operating effectiveness by allocating our resources across multiple customers and projects which will continue to increase our utilization rates. We intend to continue to capture operating efficiencies and improve working capital management in order to increase our operating margins and cash flows.

Improve Our Financial Strength. With the proceeds of this offering, we intend to reduce our debt and increase our cash, which will significantly improve our financial condition. We believe improvements to our financial condition will enhance our credit rating and support our ability to reduce our collateral for our surety bonds and insurance policies.

Acquisitions, Strategic Alliances and Divestitures. We intend to pursue selected acquisitions and strategic alliances. We will focus on acquisitions and alliances that allow us to expand our operations into targeted geographic areas or allow us to expand our service offerings in areas that require skill sets or equipment that we do not currently maintain. Our strategy will include timely and efficient integration to best fit into our internal control environment. We may also consider sales or divestitures of portions of our assets, operations, real estate or other properties.
Services
      Our core services are building, installing, maintaining and upgrading infrastructure for our communications, utility and government customers. We provide each of these customers with similar services that include:
      Build. We build underground and overhead distribution systems, such as trenches, tunnels, power lines and pipelines, that are used by our customers in networks that provide communications, power delivery and traffic control. We believe our fleet of approximately 12,000 vehicles and equipment as of December 31, 2005 is among the largest in the United States and Canada.
      Install. We install buried and aerial fiber optic cables, coaxial cables, copper lines, electrical distribution systems, transmission systems and satellite dishes in a variety of environments for our customers. In connection with our installation work, we deploy and manage network connections that involve our customers’ hardware, software and network equipment.
      Maintain and Upgrade. We offer 24-hours-a-day, 7-days-a-week, 365-days-a-year maintenance and upgrade support to our customers. Our comprehensive service offerings include the regular maintenance of our customers’ distribution facilities and networks as well as emergency services for accidents or storm damage. Our upgrade work ranges from routine replacements and upgrades to major network overhauls.
Customers
      Our primary customers are in the communications, utilities and government industries. We provide similar infrastructure services across the industries we serve. For the nine months ended September 30, 2005, 63.0%, 21.2% and 15.8% of our revenues were from customers in the communications, utilities and government industries, respectively.
      For the nine months ended September 30, 2005, the percentages of our revenues from our largest 10 customers were:

DirecTV	27.5%
Verizon Communications	10.4%
BellSouth	8.1%
Sprint	5.2%
Florida Power & Light	3.7%
Progress Energy	2.5%
Oncor/ TXU	2.3%
Avaya	2.1%
Florida DOT	1.7%
Dominion Virginia Power	1.1%

Total	64.6%

      We have longstanding relationships with many customers and often provide services under multi-year master service agreements and other service agreements. For fiscal year 2004 and the nine months ended September 30, 2005, 69.7% and 64.8%, respectively, of our revenues were derived under master service agreements and other service agreements. While our multi-year master service agreements and other service agreements generally do not guarantee a specific level of work and are generally cancelable upon short notice, the agreements have historically been an important contributor to our revenue and backlog.
      We believe that our industry experience, technical expertise and customer service are important to our being retained by large communications and utility companies and governments. The relationships developed between these customers and our senior management and project management teams are also important to our being retained.
Backlog
      At September 30, 2005, our 18-month backlog was approximately $1.1 billion. We expect to realize approximately 20.8% of our backlog in the fourth quarter of 2005. Approximately 21.3% of our backlog at September 30, 2005 was comprised of services to be performed under project-specific contracts. The balance is our estimate of work to be completed on existing master service and other service agreements. See “Risk Factors— Amounts included in our backlog may not result in actual revenue or translate into profits.”
Safety and Insurance/ Risk Management
      We strive to instill safe work habits in our employees. We require our employees to participate in internal training and service programs relevant to their employment and to complete any training programs required by law. We evaluate employees in part based upon their safety records and the safety records of the employees they supervise. We have established a company-wide safety program to share best practices and to monitor and improve compliance with safety procedures and regulations.
      Our business involves heavy equipment and exposure to conditions that can be dangerous. While we are committed to operating safely and prudently, we are subject to claims by employees, customers and third parties for property damage and personal injuries that occur in connection with our work. See “Risk Factors— Our business is subject to hazards that could result in substantial liabilities and weaken our financial condition.”
      We maintain insurance policies with respect to automobile liability, general liability and workers’ compensation. These policies cover the primary claims that are brought against us in our business. Our policies are subject to per claim deductibles of $2 million for workers’ compensation and general liability and $3 million for automobile liability. See “Risk Factors— We are self-insured against many liabilities.” We also have excess umbrella coverages up to $100 million per claim and in the aggregate. We also maintain an insurance policy with respect to employee group health claims subject to per claim deductibles of $300,000. We are required to periodically post letters of credit and provide cash collateral to our insurance carriers and surety provider. Such letters of credit amounted to $63.4 million at September 30, 2005 and cash collateral posted amounted to $19.3 million at September 30, 2005. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Insurance Reserves.
Suppliers, Materials and Working Capital
      Under most of our contracts, our customers supply the necessary materials and supplies and we are responsible for installation, but not for material costs or material warranties. Under certain of our contracts we acquire materials and supplies for our own account from third-party providers. We are not dependent on any one supplier for materials or supplies and have not experienced any significant difficulty in obtaining an adequate supply of materials and supplies.
      We utilize independent contractors to assist on projects and to help us manage work flow. Our independent contractors are typically sole proprietorships or small business entities that provide their own vehicles, tools and insurance coverage. We are not dependent on any single independent contractor. See “Risk Factors— We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying, us for the related services.”
      We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on external construction and maintenance work, including storm restoration work, and the corresponding spending by our clients on their annual capital expenditure budgets. Our business is typically slower in the first and fourth quarters of each calendar year and stronger in the second and third quarters. We generally experience seasonal working capital needs from approximately April through September to support growth in unbilled revenue and accounts receivable, and to a lesser extent, inventory. Our billing terms are generally net 30 to 60 days, although some contracts allow our clients to retain a portion (from 2% to 15%) of the contract amount until the contract is completed to their satisfaction. We maintain inventory to meet the material requirements of some of our contracts.

Some of our clients pay us in advance for a portion of the materials we purchase for their projects, or allow us to pre-bill them for materials purchases up to a specified amount.
Competition
      Our industry is highly competitive and highly fragmented. We often compete with a number of companies in markets where we operate, ranging from small local independent companies to large national firms. The national or large regional firms that compete with us include Dycom Industries, Emcor Group, Henkles & McCoy, Infrasource Services, Pike Electric and Quanta Services.
      Relatively few significant barriers to entry exist in the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. Some of our customers employ personnel to perform infrastructure services of the type we provide. We compete based upon our industry experience, technical expertise, financial and operational resources, nationwide presence, industry reputation and customer service. While we believe our customers consider a number of factors when selecting a service provider, most of their work is awarded through a bid process. Consequently, price is often a principal factor in determining which service provider is selected. See “Risk Factors— Our industry is highly competitive which may reduce our market share and harm our financial performance.”
Regulation
      We are subject to state and federal laws that apply to businesses generally, including laws and regulations related to labor relations, worker safety and environmental protection. While many of our customers operate in regulated industries (for example, utilities regulated by the public service commission or broadband companies regulated by franchise agreements with various municipalities), we are not generally subject to such regulation and oversight.
      As a contractor, our operations are subject to various laws, including:

•	regulations related to vehicle registrations, including those of state and the United States Departments of Transportation;

•	regulations related to worker safety and health, including those established by the Occupational Safety and Health Administration;

•	contractor licensing requirements;

•	building and electrical codes; and

•	permitting and inspection requirements.
      We are also subject to various environmental laws. Our failure to comply with environmental laws could result in significant liabilities. For example,

Some of the work we perform is in underground environments. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil containing pollutants and result in a rupture and discharge of pollutants. In such a case, we may be liable for fines and damages.

We own and lease several facilities at which we store our equipment. Some of these facilities contain fuel storage tanks which may be above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines.

We sometimes perform directional drilling operations below certain environmentally sensitive terrains and water bodies. Due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture releasing subsurface materials. These releases may contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines.

      See “Risk Factors— Our failure to comply with environmental laws could result in significant liabilities.”
      We believe we have all licenses and permits material to the conduct of our operations and that we are in compliance with all material applicable regulatory requirements. However, if we fail to comply with any material applicable regulatory requirements, we could incur significant liabilities. See “Our failure to comply with regulations of the U.S. Occupational Safety and Health Administration, the U.S. Department of Transportation and other state and local agencies that oversee transportation and safety compliance could reduce our revenue, profitability and liquidity.”
      We offer services and are branded under the MasTec service mark. We do not have any patents that are material to our business.
Financial Information About Geographic Areas
      During the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 we operated in the United States and Canada. In 2003, we became engaged in a single project in Mexico that we completed shortly after December 31, 2003. In 2002 and 2003, we had operations in Brazil. In 2004, we ceased performing contractual services in Brazil, abandoned all assets in our Brazilian subsidiary and made a determination to exit the Brazilian market. The abandoned subsidiary has been classified as a discontinued operation in all periods presented. In 2004, we ceased performing new services in our network services operations and sold the related assets in May 2005. The related assets have been classified as a discontinued operation in all periods presented. The following table reflects financial information for our U.S. and foreign operations including the reclassification of 2002 and 2003 results of operations for the Brazil operations and our network services operations to discontinued operations.

				For the Nine Months
	Year Ended December 31,			Ended September 30,

	2002	2003	2004	2004	2005

	(In thousands)
Revenue:
United States	$740,224	$800,974	$900,842	$656,443	$689,208
Foreign	26,243	26,506	12,953	10,628	8,219

	$766,467	$827,480	$913,795	$667,071	$697,427

	At December 31,
				At September 30,
	2002	2003	2004	2005

	(In thousands)
Long Lived Assets:
United States	$114,053	$82,541	$68,426	$55,925
Foreign	4,422	3,291	877	526

	$118,475	$85,832	$69,303	$56,451

      Our business, financial condition and results of operation in Canada may be adversely impacted by monetary and fiscal policies, currency fluctuations, energy shortages and other political, social and economic developments.
Employees
      As of December 31, 2005, we had approximately 7,700 employees.
      We hire employees from a number of sources, including from the industry and from trade schools and colleges. Our primary sources for employees include promotion from within, team member referrals, print and Internet advertising and direct recruiting. We attract and retain employees by offering technical training opportunities, bonus opportunities, stock ownership, competitive salaries and a comprehensive benefits package.
      We believe that our focus on training and career development helps us to attract and retain employees. Our employees participate in ongoing educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training. We provide opportunities for promotion and mobility within our organization that we also believe helps us to retain our employees.
Properties
      Our corporate headquarters is a 24,000 square foot leased facility located in Coral Gables, Florida.
      As of December 31, 2005, our operations are conducted from approximately 220 locations. None of these facilities is material to our operations because most of our services are performed on customers’ premises or on public rights of way and because suitable alternative locations are available in substantially all areas where we currently conduct business.
      We also own property and equipment that, at September 30, 2005, had a net book value of $56.5 million. This property and equipment includes land, buildings, vans, trucks, tractors, trailers, bucket trucks, backhoes, bulldozers, directional boring machines, digger derricks, cranes, networks, computers, office and other equipment. Our equipment is acquired from various third-party vendors, none of which we depend upon, and we did not experience any difficulties in obtaining desired equipment in 2004.
LEGAL PROCEEDINGS
      In the second quarter of 2004, complaints for a purported class action were filed against us and certain of our officers in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Southern District of New York. These cases have been consolidated by court order in the Southern District of Florida. The complaints allege certain violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, related to prior period earnings reports. On January 25, 2005, a motion for leave to file a Second Amended Complaint was filed by Plaintiffs which motion the Court granted. Plaintiffs filed their Second Amended Complaint on February 22, 2005. We filed a motion to dismiss that was denied on September 30, 2005. Plaintiffs contend that our financial statements during the purported class period of August 12, 2003 to May 11, 2004 were materially misleading in the following areas: 1) the financials for the third quarter of 2003 were allegedly overstated by $5.8 million in revenue from unapproved change orders from a variety of our projects; and 2) the financials for the second quarter of 2003 were overstated by approximately $1.3 million as a result of the intentional overstatement of revenue, inventories and work in progress at our Canadian subsidiary; all of which are related to the restatements we announced in our annual report on Form 10-K for the year ended 2003. Plaintiffs seek damages, not quantified, for the difference between the stock price Plaintiffs paid and the stock price Plaintiffs believe they should have paid, plus interest and attorney fees. We believe the claims are without merit. We will vigorously defend these lawsuits but may be unable to successfully resolve these disputes without incurring significant expenses. Due to the early stage of these proceedings, any potential loss cannot presently be determined with respect to this litigation.
      As is often the case, the SEC has requested that we voluntarily produce certain documents in connection with an informal inquiry related to the restatements of our financial statements. We have responded to the requests for documents and are fully cooperating.
      On July 28, 2004, our board of directors received a demand from a shareholder that the board take appropriate steps to remedy breaches of fiduciary duty, mismanagement and corporate waste, all arising from the same factual predicate set out in the shareholder class actions described above. On November 18, 2004, our board of directors authorized its executive committee to establish appropriate procedures and form a special litigation committee, as contemplated by Florida law, to investigate these allegations and to determine whether it is in our best interest to pursue an action or actions based on said allegations. On December 22, 2004, a derivative action was filed by the shareholder. On January 10, 2005, our executive committee formed a special litigation committee to investigate this matter. By agreement of counsel, the derivative action has been stayed and the special litigation committee investigation suspended until the stay is lifted.
      We contracted to construct a natural gas pipeline for Coos County, Oregon in 2003. Construction work on the pipeline ceased in December 2003 after the County refused payment due on regular contract invoices of $6.3 million and refused to process change orders submitted to the County on or after November 29, 2003 for additional work. In February 2004, we brought an action for breach of contract against Coos County in Federal District Court in Oregon, seeking payment for work done, interest and anticipated profits. In April 2004, Coos County announced it was terminating the contract and seeking another company to complete the project. Coos County subsequently counterclaimed for breach of contract and other causes in the Federal District Court action. The amount of revenue recognized on the Coos County project that remained uncollected at September 30, 2005 amounted to $6.3 million representing amounts due to us on normal progress payment invoices submitted under the contract. In addition to these uncollected receivables, we also have additional claims for payment and interest in excess of $6.0 million, including all of our change order billings and retainage, which we have not recognized as revenue but which we believe is due to us under the terms of the contract. The matter is currently pending court ordered mediation scheduled for the first quarter of 2006.
      We were made party to a number of citizen initiated actions arising from the Coos County project. A complaint alleging failure to comply with prevailing wage requirements was issued by the Oregon Bureau of Labor and Industry. A number of individual property owners brought claims in Oregon state courts against us for property damages and related claims; a number of citizens’ groups brought an action in federal court for alleged violations of the Clean Water Act. The individual property claims have been settled. In connection with the Coos County pipeline project, the United States Army Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality issued cease and desist orders and notices of non-compliance to Coos County and to us with respect to the County’s project. A cease and desist order was issued by the Corps on October 31, 2003 and addressed sedimentary disturbances and the discharge of bentonite, an inert clay mud employed for this kind of drilling, resulting from directional boring under stream beds along a portion of the natural gas pipeline route then under construction. The County and MasTec received a subsequent cease and desist order from the Corps on December 22, 2003. The order addressed additional sedimentary discharges caused by clean up efforts along the pipeline route. MasTec and the County were in substantial disagreement with the United States Army Corps of Engineers and the Oregon Division of State Land as to whether the subject discharges were permitted pursuant to Nationwide Permit No. 12 (utility line activities) or were otherwise prohibited pursuant to the Clean Water Act. However, we have cooperated with Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality to mitigate any adverse impact as a result of construction. Corps of Engineer and Oregon Division of State Land notices or complaints focused for the largest part on runoff from the construction site and from nearby construction spoil piles which may have increased sediment and turbidity in adjacent waterways and roadside ditches. Runoff was the result of extremely wet and snowy weather, which produced exceptionally high volumes of runoff water. MasTec employed two erosion control consulting firms to assist. As weather permitted and sites became available, MasTec moved spoil piles to disposal sites. Silt fences, sediment entrapping blankets and sediment barriers were employed in the meantime to prevent sediment runoff. Ultimately, when spring weather permitted, open areas were filled, rolled and seeded to eliminate the runoff. Through September 30, 2005, mitigation efforts have cost us approximately $1.4 million. These costs were included in the costs on the project at September 30, 2005 and December 31, 2004. No further mitigation expenses are anticipated. Additional liability may arise from fines or penalties assessed, or to be assessed by the Corps of Engineers. The County accepted a fine of $75,000 to settle this matter with the Corp of Engineers; the County has not concluded with the Oregon Department of Environmental Quality. No fines or penalties have been assessed against the Company by the Corp of Engineers to date. MasTec is currently involved in settlement discussions with the Corp of Engineers but can provide no assurance that a favorable settlement will be reached. On August 9, 2004, the Oregon Division of State Land Department of Environmental Quality issued a Notice of Violation and Assessment of Civil Penalty to MasTec North America in the amount of $126,000. MasTec North America settled this matter for approximately $86,000.
      The potential loss for all Coos Bay matters and settlements reached described above is estimated to be $193,000 at September 30, 2005, which has been recorded in the consolidated balance sheet as of September 30, 2005, included in this prospectus as accrued expenses.
      In June 2005, we posted a $2.3 million bond in order to pursue the appeal of a $1.7 million final judgment entered March 31, 2005 against us for damages plus attorney’s fees resulting from a break in a Citgo pipeline. We seek a new trial and reduction in the damages award. We will continue to contest this matter in the appellate court, and on subsequent retrial. The amount of the loss, if any, relating to this matter not covered by insurance is estimated to be $100,000 to $2.1 million, of which $100,000 is recorded in the consolidated balance sheet as of September 30, 2005, included in this prospectus as accrued expenses.
      The labor union representing the workers of Sistemas e Instalaciones de Telecomunicación S.A. (“Sintel”), a former MasTec subsidiary, initiated an investigative action with a Spanish federal court that commenced in July 2001 alleging that five former members of the board of directors of Sintel, including Jorge Mas, our chairman, and his brother Juan Carlos Mas, approved a series of allegedly unlawful transactions that led to the bankruptcy of Sintel. We are also named as a potentially liable party. The union alleges Sintel and its creditors were damaged in the approximate amount of 13 billion pesetas ($95.1 million at December 31, 2004). The Court has taken no action to enforce a bond order pending since July 2001 for the amount of alleged damages. The Court has conducted extensive discovery, including the declarations of certain present and former executives of MasTec, Inc. and intends to conduct additional discovery. To date, no actions have been taken by the Court against us or any of the named individuals. Our directors’ and officers’ insurance carrier reimbursed us in the third quarter 2004 for approximately $1.2 million in legal fees already incurred and agreed to fund legal expenses for the remainder of the litigation. The amount of loss, if any, relating to this matter cannot presently be determined.
      In 2003, our quarterly financial information was restated for $6.1 million of previously recognized revenue related primarily to work performed on undocumented or unapproved change orders and other matters disputed by our customers. The revenue restatement was related to projects performed for ABB Power, MSE Power Systems, and the University of California, and in connection with restated Canadian revenue. Recovery of this revenue and related revenue from subsequent periods not restated is now the subject of several independent collection actions. We provided services to ABB Power, in the amount $2 million, now subject to dispute. The parties are scheduled to arbitrate this matter in mid-2006. An action has been brought against MSE Power Systems in New York state court. We provided services to MSE Power Systems on five separate projects in Pennsylvania, New York and Georgia, with invoices in excess of $8 million now in dispute. We have recovered $1.3 million from MSE in settlement on three of these projects and will arbitrate the balance of the dispute, related to two Pennsylvania projects, in mid-2006. We experienced cost overruns in excess of $2.7 million in completing a networking contract for the University of California as the result of a subcontractor’s refusal to complete a fixed price contract. An action has been brought against that subcontractor to recover cost overruns. Finally, we experienced a revenue adjustment resulting from correction of intentionally overstated work in progress and revenue in an amount of $1.3 million in a Canadian subsidiary. The individuals responsible for the overstatement were terminated and an action against them has been brought to recover damages resulting from the overstatement.

      We are also a party to other pending legal proceedings arising in the normal course of business. While complete assurance cannot be given as to the outcome of any legal claims, management believes that any financial impact would not be material to our results of operations, financial position or cash flows.
DIRECTORS AND EXECUTIVE OFFICERS
Overview
      The following is a list of the names, ages and positions of all of our directors and executive officers as of December 31, 2005. Our directors hold office for three years terms and until their successors have been elected and qualified. Our executive officers hold office for one year terms or until their successors are elected by our Board of Directors.

Name	Age	Position

Jorge Mas	42	Chairman of the Board of Directors
Jose R. Mas	34	Vice Chairman of the Board of Directors and Executive Vice President
Carlos M. de Cespedes	55	Director
Ernst N. Csiszar	55	Director
Robert J. Dwyer	62	Director
Frank E. Jaumot	48	Director
Julia L. Johnson	43	Director
Jose S. Sorzano	65	Director
John Van Heuvelen	59	Director
Austin J. Shanfelter	48	Chief Executive Officer, President and Director
C. Robert Campbell	61	Executive Vice President and Chief Financial Officer
Alberto de Cardenas	37	Executive Vice President and General Counsel
Gregory Floerke	42	Chief Operations Officer
      Jorge Mas has been Chairman of our Board of Directors since January 1998 and a director since March 1994. From March 1994 to October 1999, Mr. Mas was our Chief Executive Officer. Mr. Mas has been Chairman of the Board of the Cuban American National Foundation, Inc., a not-for-profit corporation, since July 1999. Mr. Mas is the brother of Jose R. Mas.
      Jose R. Mas has been a member of our Board of Directors since August 2001. Mr. Mas has been our Vice Chairman and Executive Vice President— Business Development since August 2001. Mr. Mas has served in a number of capacities at the operating level with us since 1991, most recently as President of one of our service offerings from May 1999 to August 2001. Mr. Mas is the brother of Jorge Mas, MasTec’s Chairman of the Board.
      Carlos M. de Cespedes joined our Board of Directors in September 2004. Mr. de Cespedes is Chairman and Chief Executive Officer of Pharmed Group Holdings of Miami. In 1980, Mr. de Cespedes co-founded Pharmed with his brother, Jorge, and it has grown under their leadership to be the largest minority-owned distributor of medical, surgical, and rehabilitative supplies in the United States. Mr. de Cespedes has been actively involved in numerous charitable and community organizations, including the Board of Directors for Florida International University. Additionally, he has served on the boards of the University of Miami ALS Foundation, Mesa Redonda and Alliance for Ethical Government.

      Ernst N. Csiszar joined our Board of Directors in October 2005. Since October 2004, Mr. Csiszar has been President and Chief Executive Officer of the Property Casualty Insurers Association of America, the property and casualty insurance industry’s principal trade association. Mr. Csiszar was the Director of Insurance for the State of South Carolina from February 1999 to August 2004 and also served as president of the National Association of Insurance Commissioners. Mr. Csiszar also served as the president and chief executive officer of Seibels Bruce Group, Inc. of Columbia, S.C. from 1995 to 1998. Previously, he was a visiting professor at the School of Business at the University of South Carolina and served as managing co-director of the European investment-banking firm Holborn Holdings Corporation in Geneva Switzerland. Mr. Csiszar earned a Bachelor of Arts degree in 1971 and a Bachelor of Laws degree in 1974 from the University of Windsor in Ontario, Canada.
      Robert J. Dwyer joined our Board of Directors in October 2004. Mr. Dwyer retired in 1999. Prior to 1999, Mr. Dwyer spent 17 years with Morgan Stanley and Dean Witter Reynolds in various executive positions. Mr. Dwyer currently is an advisor to Morgan Stanley and Co. and is a private equity investor. He currently serves as a director of the Bank of New York Ivy Multi-Strategy Hedge Fund where he serves on the Audit Committee. Mr. Dwyer has numerous charitable and civic interests.
      Frank E. Jaumot joined our Board of Directors in September 2004. Mr. Jaumot has been the Director of Accounting and Auditing for the certified public accounting firm of Ahearn, Jasco and Company, P.A since 1991. From 1979 to 1991, Mr. Jaumot was associated with Deloitte and Touche. Mr. Jaumot is a certified public accountant in Florida and Ohio and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. He also is a member of the Board of Directors for Junior Achievement of South Florida.
      Julia L. Johnson has been a member of our Board of Directors since February 2002. From January 2001 to the present, Ms. Johnson has been President of NetCommunications, L.L.C., a legal analysis and strategy consulting firm specializing in communications, energy, and information technology. Prior to founding NetCommunications, Ms. Johnson was Vice President of Marketing for MILCOM Technologies, Inc., a military technology commercialization company, from March 2000 to August 2001. From November 2001 to the present, Ms. Johnson has also served as founder and Chairman of the Emerging Issues Policy Forum, a public policy organization established to promote open public policy discussions on key market, industry and regulatory issues. Ms. Johnson served on the Florida Public Service Commission from January 1992 until November 1999, serving as chairwoman from January 1997 to January 1999. Ms. Johnson also chaired Florida’s Information Service Technology Development Task Force, which advised Florida Governor Jeb Bush on information technology policy and related legislative issues, from November 1999 to July 2001. In June 2001, Governor Bush appointed Ms. Johnson to the Florida Board of Education.
      John Van Heuvelen has been a member of our Board of Directors since June 2002. Mr. Van Heuvelen spent 13 years with Morgan Stanley and Dean Witter Reynolds in various executive positions in the mutual fund, unit investment trust and municipal bond divisions before serving as president of Morgan Stanley Dean Witter Trust Company from 1993 until 1999. Since 1999, Mr. Van Heuvelen has been a private equity investor based in Denver, Colorado. His investment activities have included private telecom and technology firms, where he still remains active. Mr. Van Heuvelen is a director of Lifeline Therapeutics, Inc., a marketer of a dietary supplement.
      Jose S. Sorzano has been a member of our Board of Directors since October 1994. Mr. Sorzano has been Chairman of The Austin Group, Inc., an international corporate consulting firm, since 1989, a former director of Ultra-Scan Corp., a privately held biometric company, and a former director for CIPE, the Center for International Private Enterprise. Mr. Sorzano was also Special Assistant to President Reagan for National Security Affairs from 1987 to 1988; Associate Professor of Government, Georgetown University, from 1969 to 1987; and Ambassador and U.S. Deputy to the United Nations from 1983 to 1985.

      Austin J. Shanfelter has been our Chief Executive Officer and President and a member of our Board of Directors since August 2001. From February 2000 until August 2001, Mr. Shanfelter was our Chief Operating Officer. Prior to being named Chief Operating Officer, he served as President of one of our service operations from January 1997. Mr. Shanfelter also served as acting Chief Accounting Officer in connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2003. Mr. Shanfelter has been in the telecommunications infrastructure industry since 1981. Mr. Shanfelter has been a member of the Board of Directors of the Power and Communications Contractors Association (PCCA), an industry trade group. Since 1982, Mr. Shanfelter has also been a member of the Society of Cable Television Engineers and was inducted into the Cable TV Pioneers in 2003. He is an active alumnus of Lock Haven University and serves on the Touching Tomorrow Today Committee.
      C. Robert Campbell has been our Executive Vice President and Chief Financial Officer since October 2004. Mr. Campbell has over 25 years of senior financial management experience. From 2002 to 2004 he was Executive Vice President and CFO for TIMCO Aviation Services, Inc. From 1998 to 2000, Mr. Campbell was the President and CEO of BAX Global, Inc. and from 1995 to 1998 Executive Vice President—Finance and CFO for Advantica Restaurant Group, Inc. From 1974 until 1995, Mr. Campbell held various senior management positions with Ryder System, Inc., including 10 years as Executive Vice President and CFO of its Vehicle Leasing and Services Division. He currently serves as a director of Forward Air Corporation, a transportation company. Mr. Campbell, who is a Certified Public Accountant, has a Bachelor of Science degree in Industrial Relations from the University of North Carolina, an MBA from Columbia University and a Master of Science in Accounting from Florida International University.
      Alberto de Cardenas has been our Executive Vice President and General Counsel responsible for all of MasTec’s corporate and operational legal matters since November 2005. From March 2003 to November 2005, Mr. de Cardenas was Senior Vice President and General Counsel and from January through March 2003 Vice President and Corporate General Counsel of Perry Ellis International, Inc. From September 1996 through December 2002, Mr. de Cardenas was a corporate and securities attorney at Broad and Cassel. From September 1990 to July 1993, Mr. de Cardenas was an accountant at Deloitte & Touche LLP.
      Gregory S. Floerke has been our Chief Operating Officer since January 2005. He has been solely focused and responsible for managing intelligent traffic services related projects for MasTec. Mr. Floerke has almost twenty years of experience in engineering, operations and business development. Before joining MasTec as the Senior Vice President, Field Operations in 2003, Mr. Floerke worked for Williams Communications in various positions from 1996 to 2002, the last of which was Senior Vice President and General Manager— Managed Services. Mr. Floerke holds a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. Mr. Floerke also completed the Harvard Business School Program for Management Development in 2000.
Committees of the Board of Directors and Corporate Governance
      The Board of Directors conducts its business through meetings of the full Board and through committees of the Board, including the Executive Committee, the Audit Committee, the Compensation Committee, the Independent Committee and the Nominating and Corporate Governance Committee. The Board and its committees also act by written consent.
      The Executive Committee is composed of Jorge Mas, who serves as Chairman, Julia L. Johnson, Austin J. Shanfelter and John Van Heuvelen. The principal function of the Executive Committee is to act for the Board of Directors when action is required between full Board meetings.
      The Audit Committee is composed of John Van Heuvelen, who is currently serving as its Chairman, Ernst N. Csiszar and Frank E. Jaumot. The Audit Committee oversees MasTec’s financial reporting and the Sarbanes-Oxley compliance program on behalf of the Board of Directors. The Audit

Committee also is required to approve all audit and non-audit services provided by our independent registered public accounting firm, including the scope of and fees paid to the independent registered public accounting firm. MasTec’s Board of Directors has adopted a charter that sets forth the responsibilities of the Audit Committee. The Board of Directors, in the exercise of its reasonable business judgment, has determined that (i)John Van Heuvelen and Frank E. Jaumot qualify as “audit committee financial expert(s),” (ii) each member of the Audit Committee is financially literate and (iii) each member of the Audit Committee is independent, under applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations.
      The Compensation Committee is composed of Jose S. Sorzano, who currently serves as Chairman, Carlos M. de Cespedes, Robert J. Dwyer and John Van Heuvelen, all of whom the Board of Directors, in the exercise of its reasonable business judgment, has determined to be independent, under applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. The Compensation Committee is charged with determining compensation for the Chief Executive Officer and the other senior management of MasTec, establishing salaries, bonuses and other compensation for MasTec’s executive and operating officers, administering MasTec’s stock option, stock purchase and incentive compensation plans and recommending to the Board of Directors changes to the plans. MasTec’s Board of Directors has adopted a charter that sets forth the responsibilities of the Compensation Committee.
      The Independent Committee is composed of Frank E. Jaumot and Robert J. Dwyer each of whom the Board of Directors, in the exercise of its reasonable business judgment, has determined to be independent, under applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. This committee was established by the Board of Directors in 2004 and the Executive Committee appointed Mr. Jaumot and Mr. Dwyer to the committee in 2005. The committee was established to investigate allegations made in a derivative action brought against MasTec; several of its former and current directors including, Directors Jorge Mas, Jose R. Mas, Julia L. Johnson, Jose S. Sorzano, John Van Heuvelen and Arthur B. Laffer; and several of its former and current executive officers, including, Austin Shanfelter, MasTec’s President and Chief Executive Officer and Donald Weinstein, MasTec’s former Chief Financial Officer. The derivative action claims that the Board of Directors is obligated to bring an action against corporate officers based on allegations contained in a related shareholder action. The committee is charged with the responsibility of determining whether it is in MasTec’s best interests to pursue an action or actions based on the allegations.
      The Nominating and Corporate Governance Committee is composed of Julia L. Johnson, who serves as Chairman, Carlos M. de Cespedes, Ernst N. Csiszar and Jose S. Sorzano, all of whom, the Board of Directors, in the exercise of its reasonable business judgment, has determined to be independent, under applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. The Nominating and Corporate Governance Committee is responsible for developing qualifications for members of the Board of Directors, recommending to the Board of Directors candidates for election to the Board of Directors and evaluating the effectiveness and performance of the Board of Directors. The Nominating and Corporate Governance Committee also develops, implements and monitors MasTec’s corporate governance principles and its code of business conduct and ethics; monitors and safeguards the Board’s independence; and annually undertakes performance evaluations of the Board committees and the full Board of Directors. MasTec’s Board of Directors has adopted a charter that sets forth the responsibilities of the Nominating and Corporate Governance Committee.
      The Qualified Legal Compliance Committee is composed of Julia L. Johnson, who is currently serving as its Chairman, John Van Heuvelen and Frank E. Jaumot. The Qualified Legal Compliance Committee is responsible for reviewing any reports made to the committee of alleged material violations of laws or material breaches of fiduciary duties.

      The full text of our current Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters and our Corporate Governance Guidelines are available on MasTec’s website located at www.mastec.com and are available in print to any shareholder who requests it at MasTec, Inc., Legal Department, 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134.
Executive Compensation

Executive Officer Summary Compensation Table
      The following table summarizes all compensation earned by our Chief Executive Officer and the other most highly compensated executive officers of MasTec whose total salary and bonus exceeded $100,000 (together, the “Named Executive Officers”) for services rendered in all capacities to MasTec and its subsidiaries for the years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table

	Annual Compensation								Long Term Compensation

							Other Annual		Securities		All Other
			Salary		Bonus		Compensation		Underlying		Compensation
Name and Principal Position	Year		($)		($)		($)		Options(11)		($)

Austin Shanfelter	2005		639,231	(2)	—	(3)	—		150,000		500,061	(16)
President & Chief	2004		560,769	(2)	101,971	(4)	—		—		500,675	(16)
Executive Officer	2003		542,308	(2)	175,000	(5)	—		150,000		500,000	(16)
C. Robert Campbell	2005		350,000		—	(3)	7,200	(8)	40,000		—
Executive Vice President &	2004	(1)	67,308		75,000	(6)	1,385	(8)	100,000	(12)	—
Chief Financial Officer	2003		—		—		—		—		—
Jose Ramon Mas	2005		246,156		—	(3)	—		150,000		3,000	(17)
Vice Chairman	2004		242,605		—		163,019	(9)	—		4,350	(17)
Executive Vice President	2003		225,000		—		21,156	(10)	150,000		1,627	(17)
Gregory Floerke	2005	(1)	300,000		50,000	(7)	—		40,000	(13)	—
Chief Operations Officer	2004		244,616		—		—		75,000	(14)	—
	2003		38,462		—		—		—		—
Michael Nearing	2005	(1)	306,686		—	(3)	7,200	(8)	50,000	(15)	—
General Counsel—Litigation	2004		271,154		—		6,508	(8)	—
	2003		—		—		—		—		—

(1)	Mr. Campbell became Executive Vice President and Chief Financial Officer in October 2004. Mr. Floerke became Chief Operations Officer in January 2005; prior to that he was a Senior Vice President. Mr. Nearing served as our Executive Vice President and General Counsel until November 2005.

(2)	Mr. Shanfelter elected to reduce his salary by 10% in 2003 in light of MasTec’s operating results. In 2004 that reduction continued, but the 2004 reduction, in the amount of $39,231 was refunded to Mr. Shanfelter in 2005.

(3)	The amount of bonus earned in the year ended December 31, 2005 is not currently determinable.

(4)	Represents the fourth installment payment of $101,971 of deferred compensation awarded in 2001 for performance in 2000.

(5)	Represents a $75,000 payment of deferred compensation awarded in 2001 for performance in 2000; and a bonus of $100,000 paid to Mr. Shanfelter in 2003 in connection with his amended employment agreement related to 2002 performance.

(6)	Represents a bonus paid to Mr. Campbell in 2004 in connection with his employment agreement.

(7)	Represents a bonus paid to Mr. Floerke in 2005 in connection with his employment agreement.

(8)	Represents car allowance payments paid to Messrs. Campbell and Nearing.

(9)	Represents a payment of $13,019 related to a split dollar life insurance arrangement entered in 2000 and cancelled in 2004; and $150,000 paid in connection with a new split dollar life insurance arrangement entered in 2004.

(10)	Represents payments related to a split dollar life insurance arrangement entered in 2000.

(11)	The options were granted in the year indicated based on performance in the previous year unless otherwise noted.

(12)	Represents options to acquire 100,000 shares of our common stock that were granted to Mr. Campbell in connection with his employment agreement.

(13)	Represents options to acquire 40,000 shares of our common stock that were granted to Mr. Floerke in connection with his employment agreement.

(14)	Represents options to acquire 35,000 and 40,000 shares of our common stock that were granted to Mr. Floerke in connection with his hiring and promotion, respectively.

(15)	Represents options to acquire 50,000 shares of our common stock that were granted to Mr. Nearing in connection with his employment agreement.

(16)	Of this amount, $500,000 represents premiums paid by MasTec for insurance on the lives of Mr. Shanfelter and member of his family and interest owed to Mr. Shanfelter.

(17)	Represents premiums attributed for the term portion of life insurance on the life of Mr. Mas. In 2004, $3,300 represents income attribution.

      The following table provides information with respect to options to purchase common stock granted to the Named Executive Officers for the year ended December 31, 2005:

	Individual Grants
					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Shares	Total Options			of Stock Price Appreciation
	Underlying	Granted to			for Option Term(3)
	Options	Employees for	Exercise Price	Expiration
Name	Granted	Fiscal Year(1)	($/Sh)(2)	Date	5%	10%

Austin J. Shanfelter	150,000	11.60%	$9.67	08/05/15	$912,212	$2,311,723
C. Robert Campbell	40,000	3.10%	$10.01	11/01/15	$251,809	$638,134
Jose R. Mas	150,000	11.60%	$9.67	08/05/15	$912,212	$2,311,723
Gregory S. Floerke	40,000	3.10%	$9.73	01/03/15	$244,766	$620,285
Michael G. Nearing(4)	50,000	3.87%	$10.48	11/04/15	$329,541	$835,121

(1)	Based on options to purchase an aggregate of 1,293,000 shares of common stock granted to employees in 2005.

(2)	All options were granted at an exercise price equal to fair market value based on the closing price of our common stock on the New York Stock Exchange on the date of grant.

(3)	Amounts represent hypothetical gains assuming exercise at the end of the option term and assuming rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee’s continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

(4)	Mr. Nearing served as our Executive Vice President and General Counsel until November 2005.

          Aggregate Option Exercises and Year-End Option Values
      The following table sets forth information with respect to each exercise of stock options during the year ended December 31, 2005 by the Named Executive Officers and the value at December 31, 2005 of unexercised stock options held by the Named Executive Officers.

Value of Unexercised in
	Shares		Number of Shares Underlying	the Money Options at
	Acquired		Unexercised Options at	December 31, 2005
	on	Value	December 31, 2005	Exercisable/
	Exercise	Realized	Exercisable/ Unexercisable	Unexercisable(1)

Austin J. Shanfelter	—	—	1,054,929/51,000	$1,459,770/139,230
C. Robert Campbell	—	—	50,000/90,000	$99,824/142,576
Jose R. Mas	—	—	470,429/51,000	$390,270/139,230
Gregory S. Floerke	—	—	88,200/26,800	$99,824/142,576
Michael G. Nearing	—	—	58,000/42,000	$90,090/46,410

(1)	Market value of shares underlying in-the-money options at December 30, 2005 based on the product of $10.47 per share, the closing price of MasTec’s common stock on the New York Stock Exchange, less the exercise price of each option, multiplied by the number of in-the-money options as of that date.
          Employment and Other Agreements
      In November 2005, MasTec extended its January 2002 employment agreement with Mr. Shanfelter to serve as our President and Chief Executive Officer through March 31, 2007. The agreement provides that Mr. Shanfelter will be paid an annual salary of $600,000, an initial bonus of $100,000 prior to March 31, 2003 and deferred compensation of $2,000,000. The agreement also provides for a bonus to be paid based upon MasTec’s performance and stock options to be granted pursuant to MasTec’s stock option plans. Following termination of employment, the agreement provides for a two-year consulting period at $500,000 per year. Additionally, if there is a change of control of MasTec during the employment term, the executive will be entitled to receive compensation in an amount three times his base salary, the consulting fees, any unpaid portion of the bonus and the deferred compensation amount and immediate vesting of any previously unvested options. The agreement also contains gross-up for any excise taxes, as well as confidentiality, non-competition and non-solicitation provisions.
      On January 1, 2002, MasTec entered into an employment agreement with Donald P. Weinstein relating to his employment as Executive Vice President and Chief Financial Officer. On January 7, 2004 (but effective as of December 1, 2003), we entered into an amended employment agreement with Mr. Weinstein. The agreement was for a term of three years and provided that Mr. Weinstein would be paid an annual base salary of $300,000 (with annual cost of living increases). Additionally, Mr. Weinstein was entitled to receive a total of $600,000 of deferred compensation over the term of the contract, and was entitled to participate in our bonus plan for senior management and would be entitled to a minimum annual performance bonus of $50,000 per year. Mr. Weinstein resigned effective March 11, 2004. In connection therewith, we entered into a severance agreement with Mr. Weinstein pursuant to which we agreed to pay him his base salary of $300,000 through December 2004 and $30,000 which he had voluntarily forfeited from his compensation during 2003 in connection with MasTec’s cost cutting measures, and provided him with certain employee and insurance benefits and agreed that his options would continue to vest in their normal course and would expire six months after the last options vest. The Compensation Committee approved this severance agreement on July 16, 2004.
      In July 2002, MasTec entered into an employment agreement with Eric J. Tveter as Executive Vice President and Chief Operations Officer with a two year term at an annual base salary of $300,000 (with annual cost of living increases) and a grant of 50,000 stock options, a guaranteed bonus for the year 2002 equal to one half of his base salary paid to him during the year 2002 and the right to participate in MasTec’s bonus plan for Senior Management, beginning January 1, 2003. The agreement also contained non-compete and non-solicitation provisions for a period of two years following the term of the agreement. Mr. Tveter resigned his position with the company on March 22, 2004. In connection therewith, we entered into a severance agreement with Mr. Tveter pursuant to which we paid him severance of $33,134 during 2004, paid his regular salary through July 14, 2004 at an annual rate of $306,837, provided him with certain employee benefits and provided for the extended vesting of his stock options. The Compensation Committee approved Mr. Tveter’s severance agreement on April 15, 2004.
      MasTec entered into an employment agreement with Michael G. Nearing which provides for him to serve as our General Counsel — Litigation. The agreement expires on December 31, 2007 unless earlier terminated, and provides that Mr. Nearing will be paid an annual salary of $300,000. The agreement also entitles Mr. Nearing to participate in our bonus plan for senior management. If Mr. Nearing is terminated without cause or good reason, he will receive his base salary for the remainder of the term of the agreement. The agreement also contains confidentiality, non-competition and non-solicitation provisions.
      On October 12, 2004, MasTec entered into an employment agreement with C. Robert Campbell relating to his employment as Executive Vice President and Chief Financial Officer. The agreement expires on January 17, 2007 unless earlier terminated, and provides that Mr. Campbell will be paid an annual salary of $350,000 and an initial bonus of $75,000 upon execution of the employment agreement. The agreement also provides for annual performance bonuses of up to his base salary with a minimum annual performance bonus of $50,000 for each of 2005 and 2006 and stock options pursuant to MasTec’s stock option plans. Following termination of employment without cause or good reason, Mr. Campbell will receive his base salary from the date of termination for a period of twelve months. If the agreement is terminated by MasTec not renewing or extending the employment agreement then Mr. Campbell shall be entitled to severance benefits for a period of six months from the termination date. If there is a change of control of MasTec during the employment term, Mr. Campbell will be entitled to one and a half times the unpaid portion of his salary for the greater of twelve months or the remaining term of the agreement and to immediate vesting of any previously unvested options. The agreement also contains confidentiality, non-competition and non-solicitation provisions.
      On January 3, 2005, MasTec entered into an employment agreement with Gregory S. Floerke relating to his employment as Chief Operations Officer. He has been solely focused and responsible for managing intelligent traffic services related projects for MasTec. The agreement expires on January 2, 2007 unless earlier terminated, and provides that Mr. Floerke will be paid an annual salary of $300,000 during the first year of employment and $350,000 during the second year of employment. The agreement also provides for the grant to Mr. Floerke of stock options pursuant to MasTec’s stock option plans. Following termination of employment without cause or good reason he will receive his base salary for 12 months after the date of termination. If the agreement is not renewed by the Company, the executive is entitled to severance benefits for a period of six months from the termination date. The agreement also contains confidentiality, non-competition and non-solicitation provisions.
      On November 16, 2005, MasTec entered into an employment agreement with Alberto de Cardenas relating to his employment as Executive Vice President and General Counsel. The agreement expires on December 31, 2007 unless earlier terminated, and provides that Mr. de Cardenas will be paid an annual salary of $290,000. The agreement also provides for annual performance bonuses of up to 50% of his base salary with a minimum annual bonus of $50,000 for each of 2005 and 2006 and stock options pursuant to MasTec’s stock option plans. Following termination of employment without cause or good reason, he will receive his base salary from the date of termination for a period of twelve months. If we fail to renew the agreement, he is entitled to severance benefits for a period of six months from the termination date. If there is a change of control of MasTec during the employment term, he will be entitled to one and a half times the unpaid portion of his salary for the greater of twelve months or the remaining term of the agreement and to immediate vesting of any previously unvested options. The agreement also contains confidentiality, non-competition and non-solicitation provisions.
      See “Certain Relationships and Related Transactions” for a description of split dollar agreements that MasTec has entered into with Austin J. Shanfelter and Jose R. Mas.

Compensation of Directors
      During 2004, we took into consideration the adoption of a new independent director compensation program, based upon the greatly increased responsibilities and time demands on independent directors. Research was conducted to ensure that the independent directors’ compensation program would be competitive with current market practice and trends in comparable industries. We decided to provide each independent director with an annual cash retainer, committee service retainer, committee chairperson service retainer, formula stock option grants for appointment/ re-election and continued service, and restricted stock grants for appointment/ re-election to the Board, all as governed by our Amended and Restated 2003 Stock Incentive Plan for Non-Employees. In addition, directors are reimbursed for their reasonable expenses in attending Board and committee meetings.
      Each of the independent directors is paid an annual retainer of $30,000. In addition, the Audit Committee Chairperson is paid $15,000 per year and each other audit committee member is paid $10,000 per year for service. The Compensation Committee Chairperson and the Nominating and Governance Committee Chairperson are paid $5,000 per year and each of the other members of these committees is paid $4,000 per year for service. All other committee members and chairpersons receive $1,000 per year. All cash compensation is paid on a quarterly basis.
      The Amended and Restated 2003 Stock Incentive Plan for Non-Employees governs the formula option grants of 20,000 shares of our common stock upon election or appointment to the Board, 20,000 shares of our common stock upon each re-election and 7,500 shares of our common stock following each Annual Meeting of Shareholders for continued service during the elected term. In addition to the foregoing, the Compensation Committee, which administers the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, may make discretionary grants of stock options and restricted stock awards to non-employee directors. All options expire ten years from the date of grant and vest annually over three years. All options are granted at an exercise price equal to the fair market value of MasTec’s common stock based on the closing price of our common stock on the New York Stock Exchange on the date of grant.
      Pursuant to the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, Carlos M. de Cespedes, Robert J. Dwyer, Frank E. Jaumot, Jose S. Sorzano and John Van Heuvelen each received a formula grant of options to purchase 7,500 shares of our common stock in June 2005 for continued service on our Board, Julia L. Johnson received a formula grant for options to purchase 20,000 shares of our common stock in June 2005 for her re-election to our Board. Ernst N. Csiszar received a formula grant of options to purchase 20,000 shares of our common stock in November 2005 upon his appointment to our Board.
      Under the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, each director receives a grant of restricted stock with a value equal to $50,000 upon appointment to the Board and $50,000 of restricted stock upon re-election. Restricted stock becomes vested and nonforfeitable on the third anniversary of the date of grant. Upon issuance of the shares of the restricted stock, the recipient has immediate rights of ownership in the shares of restricted stock, including the right to vote the shares and the right to receive dividends. Pursuant to the Amended and Restated 2003 Stock Incentive Plan for Non-Employees, Ernst N. Csiszar received 4,841 shares of restricted stock in October 2005.
      On December 19, 2005, the Compensation Committee approved a Deferred Fee Plan for the benefit of our directors and their beneficiaries. The plan became effective on January 1, 2006. Under the terms of the plan, directors may elect to defer the receipt of cash and stock fees for their services as directors. Each director may elect the type of fees to be deferred, the percentage of such fees to be deferred, and the form in which the deferred fees and any earnings thereon are to be paid. Deferred cash fees may be directed to a deferred cash account or a deferred stock account (or both). Deferred stock fees only may be directed to a deferred stock account. Elections to defer fees remain in force, unless amended or revoked within the required time periods.
      The deferred cash account will be credited with interest on the cash balance at the end of each calendar quarter. The interest rate is equal to the rate of interest payable by us on our senior credit facility, as determined as of the first day of each calendar quarter. The deferred stock account will be credited with stock dividends (or with cash dividends that are converted to deferred stock credits pursuant to the plan).
      Distribution of a director’s cash and stock accounts will begin on the January 15 of the year following the director’s termination of all services with us. Distributions from the deferred stock account will be made in shares of our stock while distributions from the deferred cash account will be made in cash. Distributions will either be made in a lump-sum payment or in up to five consecutive annual installments as elected by the director.
      See “Certain Relationships and Related Transactions” for a description of split dollar agreements that MasTec has entered into with Jorge Mas.

Compensation Committee Interlocks and Insider Participation
      Jorge Mas and Jose R. Mas, Chairman of the Board and Vice Chairman of the Board and Executive Vice President of MasTec, respectively, were members of the Board of Directors of Neff Corp. until June 2005, and Juan Carlos Mas, the brother of Jorge and Jose R. Mas, is the CEO and a director of Neff Corp. Messrs. Jorge, Jose R. and Juan Carlos Mas, and their respective families, own a controlling interest in MasTec and owned a controlling interest in Neff Corp until June 2005. MasTec purchases, rents and leases equipment used in its business from a number of different vendors, on a nonexclusive basis, including Neff. See “Certain Relationships and Related Transactions” below for more information.

Indemnification of Officers and Directors
      Our Articles of Incorporation and By-laws designate the relative duties and responsibilities of our officers, establish procedures for actions by directors and shareholders and other items. Our Articles of Incorporation and By-Laws also contain indemnification provisions that permit us to indemnify our officers and directors to the maximum extent provided by Florida law.
      Austin J. Shanfelter’s employment agreement has an indemnification provision which mirrors the provisions of our Articles of Incorporation and is applicable to the extent that he is required to defend actions in our shareholder litigation described in “Legal Proceedings”.

Directors and Officers Liability Insurance
      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $20,000,000. This policy expires March 21, 2006.

Employee Benefit and Stock Plans
      The following table sets forth information about our common stock that may be issued under all of our existing equity compensation plans as of December 31, 2005 which include the 1994 Stock Incentive Plan, 1994 Stock Option Plan for Non-Employee Directors, 1997 Annual Incentive Compensation Plan, 1997 Non-Qualified Employee Stock Purchase Plan, Non-Employee Directors’ Stock Plan, 1999 Non-Qualified Employee Stock Option Plan, 2003 Employee Stock Incentive Plan,

Amended and Restated 2003 Stock Incentive Plan for Non-Employees and individual option agreements. The 1994 Stock Incentive Plan, 1994 Stock Option Plan for Non-Employee Directors, the 1997 Annual Incentive Compensation Plan, 2003 Employee Stock Incentive Plan and the Amended and Restated 2003 Stock Incentive Plan for Non-Employees were approved by our shareholders.

				Number of Securities
				Remaining Available for
	Number of Securities to		Weighted Average	Future Issuance Under
	be Issued Upon Exercise		Exercise Price	Equity Compensation
	of Outstanding Options,		Outstanding Options,	(Excluding Securities
	Warrants and Rights		Warrants and Rights	Reflected in Column (a)
Plan Category	(a)		(b)	(c)

Equity compensation plans approved by security holders	6,620,658	(1)	$11.06	7,098,468	(3)
Equity compensation plans not approved by security holders	2,033,403	(2)	$17.39	1,148,610	(4)
Total	8,654,061			8,247,078

(1)	Represents 2,737,048 shares issuable under the 1994 Stock Incentive Plan, 384,750 shares issuable under the 1994 Stock Option Plan for Non-Employee Directors, 2,881,360 shares issuable under the 2003 Employee Stock Incentive Plan, and 617,500 shares issuable under the Amended and Restated 2003 Stock Incentive Plan for Non-Employees.

(2)	Represents 1,800,203 shares issuable under the 1999 Non-Qualified Employee Stock Option Plan and 233,200 shares issuable under the Individual Option Grants.

(3)	Under the 2003 Employee Stock Incentive Plan, the Amended and Restated 2003 Stock Incentive Plan for Non-Employees and the 1997 Annual Incentive Compensation Plan, 3,778,735, 1,819,733, 1,500,000 shares, respectively, remain available for future issuance. We are no longer issuing options under the 1994 Stock Option Plan for Non-Employee Directors and the 1994 Stock Incentive Plan. We have never issued any shares under the 1997 Annual Incentive Compensation Plan and have no current plans to do so.

(4)	Under the MasTec, Inc. 1997 Non-Qualified Employee Stock Purchase Plan, Non-Employee Directors’ Stock Plan, and 1999 Non-Qualified Employee Stock Option Plan, 250,511, 142,552, and 755,547 shares, respectively, remain available for future issuance.

Summaries of Plans Approved by Our Shareholders
      2003 Employee Stock Incentive Plan. The 2003 Employee Stock Incentive Plan is administered by the Compensation Committee. In consideration of their services, employees who serve as officers or employees of MasTec or a member of our controlled group of companies and who are actively employed at the time an award is made are eligible to receive awards under the 2003 Employee Stock Incentive Plan. The plan permits grants of incentive stock options, nonqualified stock options, reload options, restricted stock, and performance shares. The total aggregate amount of shares reserved for issuance under the plan is 7,000,000 shares. As of December 31, 2005, we had 3,778,735 shares available for issuance under the plan.
      Amended and Restated 2003 Stock Incentive Plan for Non-Employees. The Amended and Restated 2003 Stock Incentive Plan for Non-Employees is administered by the Compensation Committee. Any “advisor” (an individual who serves as an advisor or consultant to MasTec or a member of our controlled group of companies under a relationship other than that of employee), and any member of MasTec’s Board of Directors who is not and never has been either an officer or employee of MasTec, or a member of MasTec’s controlled group, is eligible to receive awards under the plan. The Amended and Restated 2003 Non-Employee Plan provides for formula and discretionary grants of non-qualified stock options and restricted stock awards. The total aggregate amount of shares reserved for issuance under the plan is 2,500,000 shares. As of December 31, 2005, we had 1,819,733 shares available for issuance under the plan.
      1997 Annual Incentive Compensation Plan. The Annual Incentive Compensation Plan is administered by the Special Committee of the Board of Directors. The approximately 50 individuals eligible to participate in the Annual Incentive Compensation Plan are certain executive officers and other salaried employees of MasTec and its subsidiaries whose performance significantly contributes to the success of MasTec. The plan provides for the granting of awards that consist of either cash, MasTec common stock or a combination of cash and stock as determined by the Committee if certain performance goals set by the Committee in its discretion are achieved in a particular performance period. No participant may receive an award with respect to a performance period in excess of $4,000,000. A total of 1,500,000 shares of common stock was reserved for issuance under the plan. No shares have ever been granted under this plan.
      1994 Stock Incentive Plan. The 1994 Stock Incentive Plan is administered by the Compensation Committee. Key employees, including executive officers, of MasTec and its subsidiaries are eligible to receive awards under the plan. The 1994 Stock Incentive Plan provides for the granting of options that qualify as incentive stock options, nonqualified stock options, restricted stock and bonuses payable in stock. We no longer can make awards under this plan, but as of December 31, 2005, options to purchase 2,737,048 shares under the plan remained outstanding.
      1994 Stock Option Plan for Non-Employee Directors. The 1994 Stock Option Plan for Non-Employee Directors is administered by the Board of Directors. The plan provides for the grant of stock options to any non-employee or outside director who is not and has not been an employee of MasTec or any of its subsidiaries and who is not otherwise eligible to participate in any plan of MasTec or any of its subsidiaries which would entitle such director to acquire securities or derivative securities of MasTec. We no longer can make awards under this plan, but as of December 31, 2005, options to purchase 384,750 shares under the plan remained outstanding.

Summaries of Plans Not Approved by Our Shareholders
      1997 Non-Qualified Employee Stock Purchase Plan. The MasTec, Inc. 1997 Non-Qualified Employee Stock Purchase Plan is administered by the Compensation Committee, and permits employees of MasTec who meet certain criteria set by the Committee to purchase our common stock at a 15% discount to the market price at the time of purchase. Such purchases are made through regular payroll deductions or lump sum investments. Employees are limited to a maximum investment of $25,000 in the plan each year. The total amount of common stock reserved under the plan is approximately 600,000 shares, substantially all of which has been purchased.
      Non-Employee Directors’ Stock Plan. The MasTec, Inc. Non-Employee Directors’ Stock Plan adopted in 1999 permits non-employee directors to elect to receive all or a specified percentage of any director fees paid for each year of service on the board in shares of our common stock. The number of shares issued to each non-employee director is determined by dividing the director’s fees owed to such director by the fair-market value of a share of common stock on the date of the issue. The shares issued are delivered to the non-employee director and the non-employee director has all the rights and privileges of a stockholder as to the shares. The shares are immediately vested upon grant and are not forfeitable to us. The maximum number of shares of common stock that may be issued under the plan is 150,000. As of December 31, 2005, 142,552 shares remained available for issuance under this plan.
      1999 Non-Qualified Employee Stock Option Plan. The 1999 Non-Qualified Employee Stock Option Plan is administered by the Compensation Committee of the Board and permits the Committee to grant non-qualified options to purchase up to 2,000,000 shares of common stock to any MasTec employee. The Compensation Committee determines the recipient of options, the number of shares covered by each option, and the terms and conditions of options within the parameters of the plan (including the exercise price, vesting schedule, and the expiration date) and may adopt rules and regulations necessary to carry out the plan. Options may be granted pursuant to the plan until January 31, 2009. The Compensation Committee has the authority to change or discontinue the plan or the options issued pursuant thereto at any time without the holders consent so long as the holders’ rights would not be impaired. The plan permits the Compensation Committee to determine and accept different forms of payment pursuant to the exercise of options.
      The plan provides for the termination of all outstanding options whether or not vested in the event of a termination of employment, and permits the Committee to take certain actions in the event of a change of control to ensure fair and equitable treatment of the employees who hold options granted under the plan, including accelerating the vesting of any outstanding option, offering to purchase any outstanding option and making other changes to the terms of the outstanding options.
      As of December 31, 2005, 755,547 shares remained available for issuance under this plan.
      Individual Option Grants. We have entered into various option agreements with non-employee directors, advisors and other parties in connection with providing certain services, acquisitions and other matters. Such options have various vesting schedules and exercise prices and have been included in the equity compensation plan table above.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table provides information concerning the beneficial ownership of our common stock, as of December 31, 2005 and as adjusted to reflect the 12,500,000 shares of common stock offered by this prospectus assuming the underwriters do not exercise the over-allotment, by:

•	each person known to us to beneficially own more than 5% of our common stock;

•	each of our current directors and named executive officers; and

•	all of our current directors and executive officers as a group.
      If the number of shares of common stock sold in this offering is greater or less than 12,500,000, then the as adjusted percentage ownership of the persons referred to above will vary from the percentages shown in the following table accordingly.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are exercisable as of December 31, 2005 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the mailing address of each individual is c/o MasTec, Inc., 800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134. The following information is based upon information provided to us or filed with the Commission by the shareholders.

			Approximate
			Percentage of
			Outstanding Shares
	Amount and Nature		Beneficially Owned
	of Beneficial Ownership
	Before and After		Before the	After the
	the Offering		Offering	Offering

Jorge Mas	19,955,096	(1)	39.46%	31.64%
Chairman of the Board
Jose Ramon Mas	2,527,389	(2)	5.09%	4.06%
Vice Chairman of the Board and Executive Vice President

			Approximate
			Percentage of
			Outstanding Shares
	Amount and Nature		Beneficially Owned
	of Beneficial Ownership
	Before and After		Before the	After the
	the Offering		Offering	Offering

Carlos M. de Cespedes
Director	16,501	(3)(4)	*	*
Ernst N. Csiszar	4,841	(3)	*	*
Robert J. Dwyer
Director	15,074	(3)(4)	*	*
Frank E. Jaumot
Director	16,328	(3)(4)	*	*
Julia L. Johnson
Director	92,366	(3)(4)	*	*
Jose S. Sorzano
Director	178,494	(3)(4)	*	*
John Van Heuvelen
Director	100,616	(3)(4)	*	*
Austin J. Shanfelter
Director, President and Chief Executive Officer	1,197,278	(4)	2.38%	1.91%
C. Robert Campbell
Executive Vice President and Chief Financial Officer	50,000	(4)	*	*
Michael G. Nearing
General Counsel—Litigation	58,000	(4)	*	*
Gregory S. Floerke
Chief Operations Officer	88,200	(4)	*	*
Dimensional Fund Advisors Inc.	2,989,250	(5)	6.07%	4.84%
FMR Corp.	3,900,090	(6)	7.92%	6.32%
All current executive officers and directors as a group (11 persons)	24,300,183		46.15%	37.30%

*	Less than 1%

(1)	Includes 9,621,016 shares owned directly by the Jorge L. Mas Canosa Holdings I Limited Partnership, a Texas limited partnership (the “Family Partnership”), and indirectly by Jorge Mas, as the president and sole director of Jorge L. Mas Canosa Holdings Corporation, a Texas corporation, the sole general partner of the Family Partnership; and 8,599,361 shares owned of record by Jorge Mas Holdings I Limited Partnership, a Texas limited partnership (“Jorge Mas Holdings”). The sole general partner of Jorge Mas Holdings is Jorge Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Jorge Mas. Also includes 282,670 shares owned of record by the Mas Family Foundation, Inc., a Florida not-for-profit corporation (the “Family Foundation”) of which Mr. Jorge Mas is the president; 1,350,001 shares covered by options exercisable within 60 days of December 31, 2005; and 102,048 shares owned of record individually. Mr. Jorge Mas disclaims beneficial ownership of the shares held by the Family Partnership except to the extent of his pecuniary interest therein, and disclaims beneficial ownership of all of the shares owned by the Family Foundation. In 2003, Mr. Mas entered into a 10b5-1 plan with a third-party trustee providing for the sale of shares of our common stock. On an annual basis, Mr. Mas may authorize the trustee, in its sole discretion but subject to certain price restrictions and monthly volume limitations, to sell up to a maximum number of shares. In 2004, 50,500 shares were sold under the plan. For 2005, the trustee was authorized to sell up to 360,000 shares with a per month limit of 36,000 shares. The 2005 authorization represented less than 2% of the shares beneficially owned by Jorge Mas. Through October 10, 2005, the trustee had sold a total of 360,000 shares.

(2)	Includes 1,114,251 shares owned of record by Jose Ramon Mas Holdings I Limited Partnership, a Texas limited partnership (“Jose Mas Holdings”). The sole general partner of Jose Mas Holdings is Jose Ramon Mas Holdings Corporation, a Texas corporation that is wholly owned by Mr. Jose Mas. Also includes 105,500 shares owned of record by Jorge Mas Canosa Freedom Foundation, Inc., a Florida non-for-profit corporation (“Freedom Foundation”) of which Mr. Jose R. Mas is secretary; 470,429 shares covered by options exercisable within 60 days of December 31, 2005; and 837,209 shares owned of record individually. Mr. Jose R. Mas disclaims beneficial ownership of the shares held by the Freedom Foundation.

(3)	Includes shares of restricted stock which will become vested and nonforfeitable on the third anniversary of the effective date of grant but as to which the owner presently has the right to vote and the right to receive dividends, as follows: Carlos M. de Cespedes, 9,901 shares; Ernst N. Csiszar, 4,841 shares, Robert J. Dwyer, 8,474 shares, Frank E. Jaumot, 9,728 shares; Julia L. Johnson, 9,941 shares, Jose S. Sorzano, 9,941 shares; and John Van Heuvelen, 9,941 shares.

(4)	Includes shares of common stock that may be issued upon the exercise of stock options that are exercisable within 60 days of December 31, 2005 as follows: Carlos M. de Cespedes, 6,600 shares; Robert J. Dwyer, 6,600 shares; Frank E. Jaumot, 6,600 shares; Julia L. Johnson, 82,425 shares; Jose S. Sorzano, 166,300 shares; John Van Heuvelen, 90,675 shares; Austin J. Shanfelter, 1,054,929 shares; C. Robert Campbell, 50,000 shares; Michael G. Nearing, 58,000 shares and Gregory S. Floerke, 88,200 shares.

(5)	Based on a Schedule 13G filed with the Securities and Exchange Commission, dated February 9, 2005, reporting beneficial ownership of more than 5% of MasTec’s common stock. As reported in the Schedule 13G, Dimensional Fund Advisors, Inc. possesses sole voting and sole dispositive power with respect to 2,989,250 shares. Dimensional Fund Advisors, Inc.’s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(6)	Based on a Schedule 13G filed with the Securities and Exchange Commission, dated February 14, 2005, reporting beneficial ownership of more than 5% of MasTec’s common stock. As reported in the Schedule 13G, FMR possesses sole voting power with respect to 230,400 shares. As reported in the Schedule 13G, FMR possesses sole dispositive power with respect to 3,900,090. FMR’s address is 82 Devonshire Street, Boston, Massachusetts 02109.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      MasTec purchases, rents and leases equipment used in its business from a number of different vendors, on a non-exclusive basis, including Neff Corp., in which Jorge Mas, our Chairman and Jose Mas, our Vice-Chairman and Executive Vice President, owned a controlling interest and of which they were directors until June 2005. Juan Carlos Mas, the brother of Jorge and Jose Mas, is the Chief Executive Officer and a director of Neff Corp. During the years ended December 31, 2002, 2003 and 2004, MasTec paid Neff approximately $26,000, $1.7 million and $1.2 million, respectively for equipment purchases, rentals and leases. During the period from January 1, 2005 through June 4, 2005 MasTec paid Neff $328,013. MasTec believes the amount paid to Neff is equivalent to the payments that would have been made between unrelated parties for similar transactions acting at arm’s length.
      Effective as of August 27, 2002, MasTec and Jorge Mas entered into a split dollar agreement, as subsequently amended, wherein MasTec agreed to pay the premiums due on two life insurance policies with an aggregate face amount of $50,000,000. Mr. Mas and his spouse are the insureds under the policies. Under the terms of this agreement, MasTec is the sole owner and beneficiary of the policies and is entitled to recover the greater of (i) all premiums it pays on the policies plus interest equal to four percent, compounded annually, or (ii) the cash surrender value of the life insurance policy upon the death of the insureds. The remainder of the policies’ proceeds will be paid in accordance with Mr. Mas’ designations. MasTec will make the premium payments until the agreement is terminated, which occurs upon any of the following events: (i) bankruptcy or dissolution of MasTec, or (ii) a change of control of MasTec.

      Additionally, effective as of September 13, 2002, MasTec and Jorge Mas entered into a second split dollar agreement, as subsequently amended, wherein MasTec agreed to pay the premiums due on a life insurance policy with a face amount of $80,000,000, $60,000,000 of which is subject to the agreement and the remaining $20,000,000 is deemed to be key-man insurance payable to MasTec and falls outside of the agreement. Jorge Mas is the insured under this policy. Under the terms of this agreement, MasTec is the sole owner and beneficiary of the policy and is entitled to recover the greater of (i) all premiums it pays on the portion of the policy subject to the agreement, plus interest equal to four percent, compounded annually, or (ii) the cash surrender value of the life insurance policy upon the death of the insured. MasTec will make the premium payments until the agreement is terminated, which occurs upon any of the following events: (i) bankruptcy or dissolution of MasTec, or (ii) a change of control of MasTec. An amount equal to $60,000,000 of the policy’s proceeds will be paid in accordance with Jorge Mas’ designations. Any remainder of the proceeds will be paid to MasTec. In 2002, 2003, 2004 and the nine months ended September 30, 2005, MasTec paid $1,340,400, $1,303,783, $1,135,092 and $256,000, respectively, in premiums in connection with the split dollar agreements for Jorge Mas.
      On November 1, 2002, MasTec and Jorge Mas entered into a deferred bonus agreement in which MasTec agreed to pay Mr. Mas a bonus in the event the split dollar agreements Mr. Mas had entered into with the MasTec were terminated due to a change of control. The amount of the bonus is equal to the total premium payments made by MasTec under the terms of the split dollar agreements, plus interest of four percent, compounded annually. The bonus is to be paid within 60 days after termination of the split dollar agreement. The deferred bonus agreement was subsequently amended to comply with Section 409A of the Internal Revenue Code.
      On November 1, 2002, MasTec and Austin Shanfelter entered into a split dollar agreement, as subsequently amended, wherein MasTec agreed to pay the premiums due on a life insurance policy with an aggregate face amount of $18,000,000. Mr. Shanfelter and his spouse are the insureds under the policy. Under the terms of this agreement, MasTec is the sole owner and beneficiary of the policy and is entitled, upon the death of the insureds, to recover all premiums it pays on the policy plus interest equal to four percent, compounded annually. The remainder of the policy’s proceeds will be paid in accordance with Mr. Shanfelter’s designations. MasTec will make the premium payments for the term of the agreement or until the agreement is terminated, which occurs upon any of the following events: (i) bankruptcy or dissolution of MasTec, or (ii) the six year anniversary of the agreement. In 2002, 2003, 2004 and the nine months ended September 30, 2005, MasTec paid approximately $500,000, $500,000, $500,000 and $0, respectively, in premiums in connection with the split dollar agreement for Mr. Shanfelter and his family.
      In 2001 and 2002, MasTec paid $75,000 per year to Mr. Shanfelter related to a life insurance policy which was cancelled in April 2002. MasTec was to be reimbursed by the insurance company upon Mr. Shanfelter’s death. Accordingly a receivable was recorded at the time of the payments. During the year ended December 31, 2004 we wrote off the receivable balance because the policy was cancelled and all payments became taxable to Mr. Shanfelter.
      On November 1, 2002, MasTec and Austin Shanfelter entered into a deferred bonus agreement in which MasTec agreed to pay Mr. Shanfelter a bonus in the event the split dollar agreement described above is terminated for any reason, other than his death. The amount of the bonus is equal to the total premium payments made by MasTec under the terms of the split dollar agreement, plus interest of four percent, compounded annually. The bonus is to be paid within 60 days after termination of the split-dollar agreement. The deferred bonus agreement was subsequently amended to comply with Section 409A of the Internal Revenue Code.
      Effective as of August 3, 2004, MasTec and Jose Mas entered into a split dollar agreement wherein MasTec agreed to pay premiums on a life insurance policy with an aggregate face amount of $10.0 million. Under the terms of the agreement, MasTec is the sole owner and beneficiary of the policy and is entitled to recover all premiums it pays on the policy plus interest equal to 3.5%, compounded annually, upon the death of the insured. The remainder of the policy’s proceeds will be paid in accordance with Mr. Mas’ designations. MasTec has agreed to make the premium payments until at least July 15, 2009. In 2004 and the nine months ended September 30, 2005, MasTec paid approximately $150,000 and $150,000 respectively, in premiums in connection with the split dollar agreement for Mr. Jose Mas.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 2005 we had 49,222,012 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Common Stock
      Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.
      Our common stock has no preemptive rights and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See “—Material Provisions of our Articles of Incorporation and By-Laws— Classified Board of Directors and Related Provisions.” A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.
      Currently, Jorge Mas, our Chairman, and other members of his family who are employed by MasTec beneficially own approximately 44.55% of the outstanding shares of our common stock. They have the power to control our management and affairs. Upon the completion of this offering, Mr. Mas and his family members who are employed by MasTec will still own more than 35.70% of the outstanding shares of our common stock. Accordingly, they will remain in a position to substantially influence:

•	the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

•	the nomination of individuals to our Board of Directors; and

•	a change in our control.
      The Mas family’s ability to exercise significant control over us may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock. All of the outstanding shares of our common stock are, and the shares of our common stock which we are offering by this prospectus will be, when issued and paid for, fully paid and nonassessable.
      The transfer agent and registrar for our common stock is Wachovia Bank N.A. of North Carolina.
Preferred Stock
      Our Articles of Incorporation authorize our Board of Directors to:

•	issue preferred stock in one or more series;

•	establish the number of shares to be included in each such series; and

•	fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.
      The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in our control.
Material Provisions of Our Articles of Incorporation and By-Laws
      Our Amended and Restated Articles of Incorporation and our By-Laws contain material provisions that may make the acquisition of control of us more difficult.
      Business Combinations. Our Amended and Restated Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a “business combination.” For purposes of this discussion, a “business combination” includes any:

•	merger or consolidation of us with or into another corporation;

•	sale or lease of all or any substantial part of our property and assets; or

•	issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.
      Our Amended and Restated Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination proposed by any holders of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement is not applicable to business combinations if either:

•	our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock; or

•	the transaction is proposed by a corporation of which we are the majority owner.
      Classified Board of Directors and Related Provisions. Our By-Laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-Laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provisions could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.
      Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-Laws also provide that our shareholders may only remove our directors for “cause” and only by a vote at a meeting which is called for the purpose of removing the director or directors. The By-Laws define “cause” as failing to substantially perform one’s duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors either a majority of our remaining directors or our shareholders may fill the vacancy.
      Shareholder Action By Written Consent. Our By-Laws provide that any actions which our shareholders may take at a shareholders’ meeting can be taken by written consent in lieu of a meeting.
      In order to effect a shareholder action by written consent in lieu of a meeting holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders’ meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.

      Indemnification. Our Articles of Incorporation and By-Laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-Laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.

UNDERWRITERS
      Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.
Needham & Company, LLC
Kaufman Bros., L.P.
Total:	12,500,000
      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,875,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
      The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,875,000 shares of common stock.

Total
Per
	Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us	$	$	$
      The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $878,000.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

      Our common stock is listed on the New York Stock Exchange under the trading symbol “MTZ”.
      We and all directors and executive officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
      The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the issuance of shares in connection with the DSSI Acquisition and the filing of a registration statement in connection with the registration of those shares; provided that these shares are subject to the same 90 day lock-up provisions described above; or

•	the issuance of shares or options to acquire shares to our directors, officers or employees pursuant to benefit plans in existence on the date hereof and the registration of those shares on a Form S-8 registration statement.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of common stock to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.
United Kingdom
      Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.
Certain Relationships
      Robert J. Dwyer and John Van Heuvelen, members of our board of directors, have in the past held various executive positions with one of the representatives of the underwriters, Morgan Stanley & Co.

Incorporated, or its affiliates. Mr. Dwyer is also currently an advisor to Morgan Stanley & Co. Incorporated. For more information, please see “Directors and Executive Officers,” above.
      We have retained Friedman, Billings, Ramsey & Co., Inc. to assist us in our disposition efforts in connection with our decision to sell substantially all of our state Department of Transportation related projects and assets. See “Prospectus Summary — Recent Developments.”
LEGAL MATTERS
      The validity of the shares we are offering will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
      The consolidated financial statements of MasTec, Inc. at December 31, 2004 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 (which is included in Management’s Report on Internal Control over Financial Reporting), appearing in this prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing.
      The consolidated financial statements of MasTec, Inc. at December 31, 2003 and for each of the two years in the period ended December 31, 2003, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in this prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. You may read and copy the reports, statements and other information that we file, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov. In addition, our SEC filings and other information about our company are available on our internet website: http://www.mastec.com. Please note that our internet address is included in this prospectus as an inactive textual reference and the information included on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.
      For information about us, you should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.
      This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.

MASTEC, INC.

MASTEC, INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2005	2004	2005	2004

	(In thousands, except per share amounts)
Revenue	$243,548	$246,622	$697,427	$667,071
Costs of revenue, excluding depreciation	207,373	217,070	621,560	607,120
Depreciation	4,335	4,084	13,950	13,260
General and administrative expenses	18,546	16,921	51,470	53,495
Interest expense, net	4,827	4,710	14,412	14,277
Other income, net	—	(754)	(3,402)	(991)

Income (loss) from continuing operations before minority interest	8,467	4,591	(563)	(20,090)
Minority interest	(573)	(326)	(995)	(361)

Income (loss) from continuing operations	7,894	4,265	(1,558)	(20,451)
Discontinued operations:
Loss on discontinued operations, net of tax benefit of $0 in 2005 and 2004	(145)	(42)	(1,008)	(2,966)
Loss on write-off of assets of discontinued operations, net	—	—	—	(19,165)
Loss on sale of assets of discontinued operations, net of tax benefit of $0 in 2005 and 2004	—	—	(583)	—

Net income (loss)	$7,749	$4,223	$(3,149)	$(42,582)

Basic weighted average common shares outstanding	49,039	48,395	48,876	48,368

Basic net income (loss) per share:
Continuing operations	$.16	$.09	$(.03)	$(.42)
Discontinued operations	—	—	(.03)	(.46)

Total basic net income (loss) per share	$.16	$.09	$(.06)	$(.88)

Diluted weighted average common shares outstanding	50,033	48,703	48,876	48,368

Diluted net income (loss) per share:
Continuing operations	$.15	$.09	$(.03)	$(.42)
Discontinued operations	—	—	(.03)	(.46)

Total diluted net income (loss) per share	$.15	$.09	$(.06)	$(.88)

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MASTEC, INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)	(Audited)
	(In thousands, except
	share amounts)
Assets
Current assets:
Cash and cash equivalents	$2,894	$19,548
Accounts receivable, unbilled revenue and retainage, net	228,052	200,743
Inventories	42,649	45,293
Income tax refund receivable	1,511	2,846
Prepaid expenses and other current assets	42,689	43,828

Total current assets	317,795	312,258
Property and equipment, net	56,451	69,303
Goodwill	138,640	138,640
Deferred taxes, net	52,658	50,732
Other assets	43,845	29,590

Total assets	$609,389	$600,523

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of debt	$112	$99
Accounts payable and accrued expenses	125,790	113,333
Other current liabilities	59,917	64,363

Total current liabilities	185,819	177,795
Other liabilities	37,039	35,516
Long-term debt	196,126	196,059

Total liabilities	418,984	409,370

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1.00 par value; authorized shares—5,000,000; issued and outstanding shares—none	—	—
Common stock $0.10 par value authorized shares—100,000,000; issued and outstanding shares—49,142,346 and 48,597,000 shares in 2005 and 2004, respectively	4,914	4,860
Capital surplus	355,469	353,033
Accumulated deficit	(170,433)	(167,284)
Accumulated other comprehensive income	455	544

Total shareholders’ equity	190,405	191,153

Total liabilities and shareholders’ equity	$609,389	$600,523

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MASTEC, INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months
	Ended September 30,

	2005	2004

	(In thousands)
Cash flows from operating activities of continuing operations:
Loss from continuing operations	$(1,558)	$(20,451)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities of continuing operations:
Depreciation and amortization	14,088	13,701
Non-cash stock and restricted stock compensation expense	409	416
Gain on sale of fixed assets	(3,467)	(945)
Write down of fixed assets	675	605
Provision for doubtful accounts	3,759	3,999
Provision for inventory obsolescence	881	902
Minority interest	995	361
Changes in assets and liabilities:
Accounts receivable, unbilled revenue and retainage, net	(34,272)	(26,992)
Inventories	2,273	(17,888)
Income tax refund receivable	1,469	1,051
Other assets, current and non-current portion	(14,040)	4,853
Accounts payable and accrued expenses	13,407	16,802
Other liabilities, current and non-current portion	(1,918)	6,291

Net cash used in operating activities of continuing operations	(17,299)	(17,295)

Cash flows used in investing activities of continuing operations:
Capital expenditures	(5,102)	(8,010)
Payments received from sub-leases	570	285
Investments in unconsolidated companies	(3,423)	(1,092)
Net proceeds from sale of assets	5,853	6,631

Net cash used in investing activities of continuing operations	(2,102)	(2,186)

Cash flows provided by financing activities of continuing operations:
Proceeds from other borrowings, net	80	3,468
Payments of capital lease obligations	(273)	(279)
Proceeds from issuance of common stock	2,490	1,079

Net cash provided by financing activities of continuing operations	2,297	4,268

Net decrease in cash and cash equivalents	(17,104)	(15,213)
Net effect of currency translation on cash	(90)	261
Cash and cash equivalents—beginning of period	19,548	19,415
Cash provided by (used in) discontinued operations	540	(746)

Cash and cash equivalents—end of period	$2,894	$3,717

Cash paid during the period for:
Interest	$16,711	$16,876

Income taxes	$298	$67

Supplemental disclosure of non-cash information:
      During the nine months ended September 30, 2005, the Company sold certain assets and equipment for which it recorded a receivable of $504,000 in other current assets as of September 30, 2005.
The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Nature of the Business
      MasTec, Inc. (collectively, with its subsidiaries, “MasTec” or “the Company”) is a leading specialty contractor operating throughout the United States and in Canada across a range of industries. The Company’s core activities are the building, installation, maintenance and upgrade of communications and utility infrastructure and transportation systems. Our primary customers are in the following industries: communications (including satellite television and cable television), utilities and government. The Company provides similar infrastructure services across all industries. The Company’s customers rely on MasTec to build and maintain infrastructures and networks that are critical to their delivery of voice, video and data communications, electricity and transportation systems. MasTec is organized as a Florida corporation and its fiscal year ends December 31. MasTec or its predecessors have been in business for over 70 years.
Note 2—Basis for Presentation
      The accompanying condensed unaudited consolidated financial statements for MasTec have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, these financial statements do not include all information and notes required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 10-K, as amended by Form 10-K/ A, for the year ended December 31, 2004. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the quarterly periods presented have been included. The results of operations for the periods presented are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year. As discussed in Note 6, the Company ceased doing business in Brazil in March 2004 and the Company committed to sell its network services operations in the fourth quarter of 2004 and sold the operations in May 2005. The network services and Brazil operations have been classified as discontinued operations in all periods presented. Accordingly, the net loss for the network services operations for the three and nine months ended September 30, 2004 has been reclassified from the prior period presentation as a loss from discontinued operations in the Company’s condensed unaudited consolidated statements of operations.
Note 3—Significant Accounting Policies

(a) Principles of Consolidation
      The accompanying financial statements include MasTec, Inc. and its subsidiaries. The Company consolidates GlobeTec Construction, LLC. Other parties’ interests in this entity is reported as minority interest in the condensed unaudited consolidated financial statements. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Comprehensive Income (Loss)
      Comprehensive income (loss) is a measure of net income (loss) and all other changes in equity that result from transactions other than with shareholders. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Comprehensive income (loss) consisted of the following (in thousands):

	For the Three
	Months Ended		For the Nine Months
	September 30,		Ended September 30,

	2005	2004	2005	2004

Net income (loss)	$7,749	$4,223	$(3,149)	$(42,582)
Less: foreign currency translation	(48)	240	(89)	21,354

Comprehensive income (loss)	$7,701	$4,463	$(3,238)	$(21,228)

(c) Revenue Recognition
      Revenue and related costs for master and other service agreements billed on a time and materials basis are recognized as the services are rendered. There are also some service agreements that are billed on a fixed fee basis. Under the Company’s fixed fee master service and similar type service agreements, the Company furnishes various specified units of service for a separate fixed price per unit of service. The Company recognizes revenue as the related unit of service is performed. For service agreements on a fixed fee basis, profitability will be reduced if the actual costs to complete each unit exceed original estimates. The Company also immediately recognizes the full amount of any estimated loss on these fixed fee projects if estimated costs to complete the remaining units exceed the revenue to be received from such units.
      The Company recognizes revenue on unit based installation/construction projects using the units-of-delivery method. The Company’s unit based contracts relate primarily to contracts that require the installation or construction of specified units within an infrastructure system. Under the units-of-delivery method, revenue is recognized at the contractually agreed price per unit as the units are completed and delivered. Profitability will be reduced if the actual costs to complete each unit exceed original estimates. The Company is also required to immediately recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be earned on such units. For certain customers with unit based installation/construction projects, the Company recognizes revenue after the service is performed and work orders are approved to ensure that collectibility is probable from these customers. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured.
      The Company’s non-unit based, fixed price installation/construction contracts relate primarily to contracts that require the construction and installation of an entire infrastructure system. The Company recognizes revenue and related costs as work progresses on non-unit based, fixed price contracts using the percentage-of-completion method, which relies on contract revenue and estimates of total expected costs. The Company estimates total project costs and profit to be earned on each long-term, fixed-price contract prior to commencement of work on the contract. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Under the percentage-of-completion method, the Company records revenue and recognizes profit or loss as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs. If, as work progresses, the actual contract costs exceed estimates, the profit recognized on revenue from that contract decreases. The Company recognizes the full amount of any estimated loss on a contract at the time the estimates indicate such a loss.
      The Company’s customers generally supply materials such as cable, conduit and telephone equipment. Customer furnished materials are not included in revenue and cost of sales as these materials are purchased by the customer. The customer determines the specification of the materials that are to be

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
utilized to perform installation/construction services. The Company is only responsible for the performance of the installation/construction services and not the materials for any contract that includes customer furnished materials and the Company has no risk associated with customer furnished materials. The Company’s customers retain the financial and performance risk of all customer furnished materials.
      Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs and estimated earnings in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to clients as per individual contract terms.

(d) Basic and Diluted Net Income (Loss) Per Share
      Basic and diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for each period presented. In the nine months ended September 30, 2005 and 2004, common stock equivalents were not considered since their effect would be antidilutive. Common stock equivalents amounted to 797,000 shares and 579,000 shares for the nine months ended September 30, 2005 and 2004, respectively. Accordingly, diluted net loss per share is the same as basic net loss per share for these periods.
      In the three months ended September 30, 2005 and 2004, diluted net income per share includes the diluted effect of stock options and restricted stock using the treasury stock method in the amount of 994,000 and 308,000 shares. Differences between the weighted average shares outstanding used to calculate basic and diluted net income per share relates to stock options and restricted stock assumed exercised under the treasury stock method of accounting.

(e) Intangibles and Other Long-Lived Assets
      Long-lived assets and goodwill are recorded at the lower of carrying value or estimated fair value. Intangibles are amortized on a straight-line basis over their definite useful life. Long-lived assets are depreciated using the straight-line method over the shorter of the useful lives (five to forty years) or lease terms (five to seven years for leasehold improvements) of the respective assets. Repairs and maintenance on such items are expensed as incurred.
      Management assesses the impairment of intangibles and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company reviews its long-lived assets, including property and equipment that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the three months ended September 30, 2005 and 2004, the Company recognized impairment losses and write-offs of long lived assets of $348,000 and $0, respectively. In the nine months ended September 30, 2005 and 2004, the Company recognized impairment losses and write-offs of long-lived assets of $675,000 and $605,000, respectively.
      The Company follows the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Goodwill acquired in a purchase business combination and determined to have an infinite useful life is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. In addition, acquired intangible assets are required to be recognized and amortized over their useful lives if the benefit of the asset is based on contractual or legal rights. In connection with the abandonment of the Brazil subsidiary as discussed in Note 6, the Company wrote off goodwill associated with this reporting entity in the amount of $12.3 million in the nine months ended September 30, 2004 which is included in the loss from discontinued operations.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f) Accrued Insurance
      The Company maintains insurance policies subject to per claim deductibles of $2 million for workers’ compensation and general liability policies and $3 million for its automobile liability policy. The Company has excess umbrella coverage for losses in excess of the primary coverages of up to $100 million per claim and in the aggregate. The Company also maintains an insurance policy with respect to employee group health claims subject to per claim deductibles of $300,000. All insurance liabilities are actuarially determined on a quarterly basis for unpaid claims and associated expenses, including the ultimate liability for claims incurred and an estimate of claims incurred but not reported. The accruals are based upon known facts, historical trends and a reasonable estimate of future expenses. However, a change in experience or actuarial assumptions could nonetheless materially affect results of operations in a particular period. Known amounts for claims that are in the process of being settled, but that have been paid in periods subsequent to those being reported, are also booked in such reporting period.
      The Company is periodically required to post letters of credit and provide cash collateral to its insurance carriers and surety company. As of September 30, 2005 and December 31, 2004, such letters of credit amounted to $63.4 million and $63.3 million, respectively, and cash collateral posted amounted to $19.3 million and $7.1 million, respectively. Cash collateral is included in other assets. The 2005 increase in collateral for the Company’s insurance programs is related to additional collateral provided to the insurance carrier for the 2005 plan year and the fact that the collateral remaining for prior year insurance programs have not decreased. Through September 30, 2005 for the 2005 plan year, we made three quarterly cash collateral installment payments of $4.5 million with the final installment made in October 2005. In addition, the Company maintains collateral from prior year insurance programs with the current and prior insurance carriers, which amounts are generally reviewed annually for sufficiency. The Company expects prior year collateral requirements to be reduced at the next annual review by the first quarter of 2006 based on fewer claims remaining from these prior years loss payouts and the actuarial results for the remaining claims received. The increase in collateral is also due to other market factors including growth in the Company’s business and liquidity.

(g) Stock Based Compensation
      The Company accounts for its stock-based award plans in accordance with Accounting Principle Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price. The Company has reflected below the net income (loss) and pro forma net income (loss) as if compensation expense relative to the fair value of the options granted had been recorded under the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123).
      The fair value of each option granted was estimated using the Black Scholes option pricing model with the following assumptions used:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Expected life	7 years	7 years	7 years	7 years
Volatility percentage	78.54%	79.95%	78.54%	79.95%
Interest rate	3.875%	3.0%	3.875%	3.0%
Dividends	None	None	None	None

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The required pro forma disclosures are as follows (in thousands, except per share data):

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2005	2004	2005	2004

Net income (loss), as reported	$7,749	$4,223	$(3,149)	$(42,582)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(1,987)	(2,053)	(4,181)	(6,948)

Pro forma net income (loss)	$5,762	$2,170	$(7,330)	$(49,530)

Basic net income (loss):
As reported	$.16	$0.09	$(.06)	$(.88)

Pro forma	$.12	$0.04	$(.15)	$(1.02)

Diluted net income (loss):
As reported	$.15	$0.09	$(.06)	$(.88)

Pro forma	$.12	$0.04	$(.15)	$(1.02)

      On August 23, 2005, the Compensation Committee of the Board of Directors of the Company approved the acceleration and vesting of all unvested stock options having an exercise price in excess of current market value on or before December 31, 2005 for option grants under the Company’s 2003 Employee Stock Incentive Plan (current employees, including executive officers) and the Company’s 2003 Stock Incentive Plan for Non-Employees, as amended. Stock option awards granted in 2003 and 2004 with respect to 279,000 shares of the Company’s common stock were accelerated effective September 2, 2005 resulting in approximately $550,000 of pro forma compensation expense being disclosed in the above calculation for the three and nine months ended September 30, 2005. Subsequent to September 30, 2005, the vesting of options for 490,000 shares of the Company’s common stock were accelerated due to having exercise prices in excess of the current market value of the Company’s common stock. This will result in the disclosure of approximately $3.5 million of pro forma compensation expense in the fourth quarter of 2005. These options were not fully achieving their original objectives of incentive compensation and employee retention. The Company expects these accelerations to have a positive effect on employee morale, retention and perception of option value. The acceleration also eliminates future compensation expense the Company would otherwise recognize in its consolidated statement of operations with respect to these options as required by the Statement of Financial Accounting Standards No. 123R (revised 2004) “Share-Based Payment”, as discussed in Note 11.
      The Company also grants restricted stock, which is valued based on the market price of the common stock on the date of grant. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the vesting period. Unearned compensation for performance-based options and restricted stock is a reduction of shareholders’ equity in the consolidated balance sheets. In the three months and nine months ended September 30, 2005, the Company issued 15,000 shares of restricted stock to a key employee. The value of this issuance was approximately $144,900. One-third of the shares vested immediately. The remaining two-thirds are vesting over twenty-four months. In addition, in the nine months ended September 30, 2005, the Company issued 75,000 shares of restricted stock to other key employees. The value of the restricted stock is approximately $656,000 and is being expensed over twenty-one months (the vesting period). The Company issued 57,926 shares of restricted stock to its board members in 2004. The value of the restricted stock related to this issuance, which was valued at $294,000, is being expensed over three years (the vesting period). Total unearned compensation related to restricted

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
stock grants as of September 30, 2005 is approximately $710,000. Restricted stock expense for the three months ended September 30, 2005 and 2004 is $200,721 and $15,126, respectively. Restricted stock expense for the nine months ended September 30, 2005 and 2004 is $342,872 and $15,126, respectively,

(h) Reclassifications
      Certain reclassifications were made to the December 31, 2004 financial statements in order to conform to the current year presentation. In addition, as discussed in Note 6, the Company committed to sell its network services operations in the fourth quarter of 2004 and sold the operations in May 2005. Accordingly, the net loss for the network services operations for the three months and nine months ended September 30, 2004 has been reclassified as a loss from discontinued operations in the Company’s condensed unaudited consolidated statements of operations from the prior period presentation.

(i) Equity investments
      The Company has one investment which the Company accounts for by the equity method because the Company owns 49% of the entity and the Company has the ability to exercise significant influence over the financial and operational policies of the limited liability company. The Company’s share of its earnings or losses in this investment is included as other income, net in the condensed unaudited consolidated statements of operations. As of September 30, 2005, the Company’s investment exceeded the net equity of such investment and accordingly the excess is considered to be equity goodwill. The Company periodically evaluates the equity goodwill for impairment under Accounting Principle Board No. 18, “The Equity Method of Accounting for Investments in Common Stock”, as amended. See Note 9.

(j) Fair value of financial instruments
      The Company estimates the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, equaled their carrying values. At September 30, 2005 and December 31, 2004, the fair value of the Company’s outstanding senior subordinated notes was $195.9 million and $184.5 million, respectively, based on quoted market values.
      The Company uses letters of credit to back certain insurance policies, surety bonds and litigation. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—	Other Assets and Liabilities
      Prepaid expenses and other current assets as of September 30, 2005 and December 31, 2004 consisted of the following (in thousands):

	September 30,	December 31,
	2005	2004

Deferred tax assets	$4,047	$6,107
Notes receivable	1,735	2,511
Non-trade receivables	21,890	22,164
Other investments and assets held for sale	5,407	5,884
Prepaid expenses and deposits	8,093	5,931
Other	1,517	1,231

Total prepaid expenses and other current assets	$42,689	$43,828

      Other non-current assets consist of the following as of September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004

Long-term receivables, including retainage	$1,620	$4,694
Equity investment	5,568	3,780
Investment in real estate	1,683	1,683
Long-term portion of deferred financing costs, net	4,247	2,414
Cash surrender value of insurance policies	5,569	5,279
Non-compete agreement, net	945	1,080
Insurance escrow	19,284	7,083
Other	4,929	3,577

Total other assets	$43,845	$29,590

      Other current and non-current liabilities consist of the following as of September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004

Current liabilities:
Accrued compensation	$13,155	$15,090
Accrued insurance	18,270	16,691
Accrued interest	2,532	6,329
Accrued losses on contracts	1,617	2,638
Accrued guaranteed equity investment	925	2,775
Due to subcontractors	10,248	8,948
Other	13,170	11,892

Total other current liabilities	$59,917	$64,363

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	September 30,	December 31,
	2005	2004

Non-current liabilities:
Accrued insurance	$34,576	$33,751
Minority interest	1,118	333
Other	1,345	1,432

Total other liabilities	$37,039	$35,516

Note 5—	Debt
      Debt is comprised of the following at September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004

Revolving credit facility at LIBOR plus 2.25% as of September 30, 2005 and 3.25% as of December 31, 2004 (6.28% as of September 30, 2005 and 5.75% as of December 31, 2004) and the bank’s prime rate plus 0.75% as of September 30, 2005 and 1.75% as of December 31, 2004 (7.5% as of September 30, 2005 and 7.0% as of December 31, 2004)	$—	$—
7.75% senior subordinated notes due February 2008	195,936	195,915
Notes payable for equipment, at interest rates from 7.5% to 8.5% due in installments through the year 2008	302	243

Total debt	196,238	196,158
Less current maturities	(112)	(99)

Long-term debt	$196,126	$196,059

Revolving Credit Facility
      The Company has a secured revolving credit facility for its operations which was amended and restated on May 10, 2005 increasing the maximum amount of availability from $125 million to $150 million, subject to reserves of $5.0 million, and other adjustments and restrictions (the “Credit Facility”). The costs related to this amendment were $2.6 million which are being amortized over the life of the Credit Facility. The Credit Facility expires on May 10, 2010. These deferred financing costs are included in prepaid expenses and other current assets and other assets in the condensed unaudited consolidated balance sheet.
      The amount that the Company can borrow at any given time is based upon a formula that takes into account, among other things, eligible billed and unbilled accounts receivable and equipment which can result in borrowing availability of less than the full amount of the Credit Facility. As of September 30, 2005 and December 31, 2004, net availability under the Credit Facility totaled $46.9 million and $25.5 million, respectively, net of outstanding standby letters of credit aggregating $66.5 million and $66.8 million in each period, respectively. At September 30, 2005, $63.4 million of the outstanding letters of credit were issued to support the Company’s casualty and medical insurance requirements or surety requirements. These letters of credit mature at various dates and most have automatic renewal provisions subject to prior notice of cancellation. The Company had no outstanding draws under the Credit Facility at September 30, 2005 and December 31, 2004. The Credit Facility is collateralized by a first priority security interest in substantially all of the Company’s assets and a pledge of the stock of certain of its operating subsidiaries. All wholly-owned subsidiaries collateralize the Credit Facility. Interest under the

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Credit Facility accrues at rates based, at the Company’s option, on the agent bank’s base rate plus a margin of between 0.25% and 1.25% or its LIBOR rate (as defined in the Credit Facility) plus a margin of between 1.75% and 2.75%, depending on certain financial thresholds. The Credit Facility includes an unused facility fee of 0.375%, which may be adjusted to as low as 0.250%.
      The Credit Facility contains customary events of default (including cross-default) provisions and covenants related to the Company’s operations that prohibit, among other things, making investments and acquisitions in excess of specified amounts, incurring additional indebtedness in excess of specified amounts, paying cash dividends, making other distributions in excess of specified amounts, making capital expenditures in excess of specified amounts, creating liens against the Company’s assets, prepaying other indebtedness including the Company’s 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, any deterioration in the quality of billed and unbilled receivables, reduction in the value of the Company’s equipment or an increase in the Company’s lease expense related to real estate, would reduce availability under the Credit Facility.
      The Company is required to be in compliance with a minimum fixed charge coverage ratio of 1.2 to 1.0 measured on a monthly basis and certain events are triggered if the net availability under the Credit Facility is under $20.0 million at any given day. The Company’s operations are required to comply with this fixed charge coverage ratio if these conditions of availability are not met. The Credit Facility further provides that once net availability is greater than or equal to $20.0 million for 90 consecutive days, the fixed charge ratio will no longer apply. The fixed charge coverage ratio is generally defined to mean the ratio of the Company’s net income before interest expense, income tax expense, depreciation expense, and amortization expense minus net capital expenditures and cash taxes paid to the sum of all interest expense plus current maturities of debt for the period. The financial covenant was not applicable as of September 30, 2005 because the net availability under the Credit Facility was $46.9 million as of September 30, 2005 and net availability did not reduce below $20.0 million at any given day during the period.
      Based upon the Company’s projections for 2005 and 2006, the Company believes it will be in compliance with the Credit Facility’s terms and conditions and the minimum availability requirements in 2005 and 2006. The Company is dependent upon borrowings and letters of credit under this Credit Facility to fund operations. Should the Company be unable to comply with the terms and conditions of the Credit Facility, it would be required to obtain further modifications of the Credit Facility or another source of financing to continue to operate. The Company may not be able to achieve its 2005 and 2006 projections and thus may not be in compliance with the Credit Facility’s minimum net availability requirements and minimum fixed charge ratio in the future.
      The Company’s variable rate Credit Facility exposes it to interest rate risk. However, the Company had no borrowings outstanding under the Credit Facility at September 30, 2005.

Senior Subordinated Notes
      As of September 30, 2005, the Company had outstanding $195.9 million in principal amount of its 7.75% senior subordinated notes due in February 2008. Interest is due semi-annually. The notes are redeemable, at the Company’s option at 101.292% of the principal amount plus accrued but unpaid interest until January 31, 2006, and at 100% of the principal amount plus accrued but unpaid interest thereafter. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions restricted under the Credit Facility.
      The Company had no holdings of derivative financial or commodity instruments at September 30, 2005.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Note 6—Discontinued Operations
      In March 2004, the Company ceased performing contractual services for customers in Brazil, abandoned all assets of its Brazil subsidiary and made a determination to exit the Brazil market. During the nine months ended September 30, 2004, the Company wrote off approximately $12.3 million in goodwill (see Note 3(e)) and the net investment in its Brazil subsidiary of approximately $6.8 million which consisted of the accumulated foreign currency translation loss of $21.3 million less a net deficit in assets of $14.5 million. The abandoned Brazil subsidiary has been classified as a discontinued operation. The net loss from operations for the Brazil subsidiary was approximately $98,000 and $1.1 million for the three months and nine months ended September 30, 2004, respectively. In November 2004, the subsidiary applied for relief and was adjudicated bankrupt by a Brazilian bankruptcy court. The subsidiary is currently being liquidated under court supervision. For the three and nine months ended September 30, 2005, the Brazil subsidiary had no activity as the entity is in the process of liquidation.
      The following table summarizes the assets and liabilities for the Brazil operations as of September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004

Current assets	$290	$290
Non-current assets	—	—
Current liabilities	(19,455)	(19,455)
Non-current liabilities	(2,170)	(2,170)
Accumulated foreign currency translation	21,335	21,335
      The following table summarizes the results of operations for the Brazil operations (in thousands):

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Revenue	$—	$—	$—	$—
Cost of revenue	—	—	—	(5)
Operating and other expenses	—	(98)	—	(1,047)

Loss from operations before benefit for income taxes	$—	$(98)	$—	$(1,052)
Benefit for income taxes	—	—	—	—

Net loss	$—	$(98)	$—	$(1,052)

      During the fourth quarter of 2004, the Company committed to sell its network services operations. These operations have been classified as a discontinued operation in all periods presented. Accordingly, the net income or loss for the network services operations for the three and nine months ended September 30, 2004, has been reclassified as income or loss from discontinued operations from the prior period presentation. The net income for the network services operations was $56,000 in the three months ended September 30, 2004. The net loss for the network services operations in the nine months ended September 30, 2004 was $1.9 million. The net loss for the network services operations was $145,000 and $1.6 million for the three months and nine months ended September 30, 2005, respectively.
      On May 24, 2005, the Company sold certain assets of its network services operations to a third party for $208,501 consisting of $100,000 in cash and a promissory note in the principal amount of $108,501 due in May 2006. The promissory note is included in other current assets in the accompanying condensed unaudited consolidated balance sheet. The Company recorded a loss on sale of approximately $583,000,

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
net of tax, in the nine months ended September 30, 2005. The loss on the sale resulted from additional selling costs and remaining obligations that were not assumed by the buyer.
      The following table summarizes the assets and liabilities of the network services operations as of September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004

Current assets	$994	$4,464
Non current assets	35	27
Current liabilities	(1,281)	(2,753)
Non current liabilities	—	—
Shareholder’s deficit (equity)	252	(1,738)
      The following table summarizes the results of operations of network services (in thousands):

	For the Three
	Months Ended		For the Nine Months
	September 30,		Ended September 30,

	2005	2004	2005	2004

Revenue	$92	$3,308	$3,869	$14,159
Cost of revenue	82	2,447	3,859	13,231
Operating and other expenses	155	805	1,601	2,842

(Loss) income from operations before benefit for income taxes	$(145)	$56	$(1,591)	$(1,914)
Benefit for income taxes	—	—	—	—

Net (loss) income	$(145)	$56	$(1,591)	$(1,914)

Note 7—	Commitments and Contingencies
      In the second quarter of 2004, complaints for a purported class action were filed against the Company and certain of its officers in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Southern District of New York. These cases have been consolidated by court order in the Southern District of Florida. The complaints allege certain violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, related to prior period earnings reports. On January 25, 2005, a motion for leave to file a Second Amended Complaint was filed by Plaintiffs which motion the Court granted. Plaintiffs filed their Second Amended Complaint on February 22, 2005. The Company filed a motion to dismiss that was denied on September 30, 2005. Plaintiffs contend that the Company’s financial statements during the purported class period of August 12, 2003 to May 11, 2004 were materially misleading in the following areas: 1) the financials for the third quarter of 2003 were allegedly overstated by $5.8 million in revenue from unapproved change orders from a variety of our projects; and 2) the financials for the second quarter of 2003 were overstated by some $1.3 million as a result of the intentional overstatement of revenue, inventories and work in progress at our Canadian subsidiary. Plaintiffs seek damages, not quantified, for the difference between the stock price Plaintiffs paid and the stock price Plaintiffs believe they should have paid, plus interest and attorney fees. MasTec believes the claims are without merit. MasTec will vigorously defend these lawsuits but may be unable to successfully resolve these disputes without incurring significant expenses. Due to the early stage of these proceedings, any potential loss cannot presently be determined with respect to this litigation.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      On July 28, 2004, its Board of Directors received a demand from a shareholder that the Board take appropriate steps to remedy breaches of fiduciary duty, mismanagement and corporate waste, all arising from the same factual predicate set out in the shareholder class actions described above. On November 18, 2004, its Board of Directors authorized its Executive Committee to establish appropriate procedures and form a special litigation committee, as contemplated by Florida law, to investigate these allegations and to determine whether it is in its best interest to pursue an action or actions based on said allegations. On December 22, 2004, a derivative action was filed by the shareholder. On January 10, 2005, the Executive Committee formed a special litigation committee to investigate this matter. By agreement of counsel, the derivative action has been stayed and the special litigation committee suspended until the stay is lifted.
      MasTec contracted to construct a natural gas pipeline for Coos County, Oregon in 2003. Construction work on the pipeline ceased in December 2003 after the County refused payment due on regular contract invoices of $6.3 million and refused to process change orders for additional work submitted to the County on or after November 29, 2003. In February 2004, the Company brought an action for breach of contract against Coos County in Federal District Court in Oregon, seeking payment for work done, interest and anticipated profits. In April 2004, Coos County announced it was terminating the contract and seeking another company to complete the project. Coos County subsequently counterclaimed for breach of contract and other causes in the Federal District Court action. The amount of revenue recognized on the Coos County project that remained uncollected at September 30, 2005 amounted to $6.3 million representing amounts due to us on normal progress payment invoices submitted under the contract. In addition to these uncollected receivables, the Company also has additional claims for payment and interest in excess of $6.0 million, including all of its change order billings and retainage, which it has not recognized as revenue but which it believes is due to the Company under the terms of the contract.
      MasTec was made party to a number of citizen initiated actions arising from the Coos County project. A complaint alleging failure to comply with prevailing wage requirements was issued by the Oregon Bureau of Labor and Industry. A number of individual property owners brought claims in Oregon state courts against the Company for property damages and related claims; a number of citizens’ groups brought an action in federal court for alleged violations of the Clean Water Act. The individual property claims have been settled. In connection with the Coos County pipeline project, the United States Army Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality issued cease and desist orders and notices of non-compliance to Coos County and to the Company with respect to the County’s project. A cease and desist order was issued by the Corps on October 31, 2003 and addressed sedimentary disturbances and the discharge of bentonite, an inert clay mud employed for this kind of drilling, resulting from directional boring under stream beds along a portion of the natural gas pipeline route then under construction. The County and MasTec received a subsequent cease and desist order from the Corps on December 22, 2003. The order addressed additional sedimentary discharges caused by clean up efforts along the pipeline route. MasTec and the County were in substantial disagreement with the United States Army Corps of Engineers and the Oregon Division of State Land as to whether the subject discharges were permitted pursuant to Nationwide Permit No. 12 (utility line activities) or were otherwise prohibited pursuant to the Clean Water Act. However, the Company has cooperated with Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality to mitigate any adverse impact as a result of construction. Corps of Engineer and Oregon Division of State Land notices or complaints focused for the largest part on runoff from the construction site and from nearby construction spoil piles which may have increased sediment and turbidity in adjacent waterways and roadside ditches. Runoff was the result of extremely wet and snowy weather, which produced exceptionally high volumes of runoff water. MasTec employed two erosion control consulting firms to assist. As weather permitted and sites became available, MasTec moved spoil piles to disposal sites. Silt fences, sediment entrapping blankets and sediment barriers were employed in the meantime to prevent sediment runoff. Ultimately, when spring weather permitted, open areas were filled, rolled and

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
seeded to eliminate the runoff. Through September 30, 2005, mitigation efforts have cost the Company approximately $1.4 million. These costs were included in the costs on the project at September 30, 2005 and December 31, 2004. No further mitigation expenses are anticipated. The only additional anticipated liability arises from possible fines or penalties assessed, or to be assessed by the Corps of Engineers and/or Oregon Division of State Land. The County accepted a fine of $75,000 to settle this matter with the Corp of Engineers; the County has not concluded with the Oregon Department of Environmental Quality. No fines or penalties have been assessed against the Company by the Corp of Engineers to date. On August 9, 2004, the Oregon Division of State Land Department of Environmental Quality issued a Notice of Violation and Assessment of Civil Penalty to MasTec North America in the amount of $126,000. MasTec North America has denied liability for the civil penalty and is currently involved in settlement discussions with the Division.
      The potential loss for all Coos Bay matters and settlements reached described above is estimated to be $193,000 at September 30, 2005, which has been recorded in the accompanying condensed unaudited consolidated balance sheet as accrued expenses.
      In June 2005, the Company posted a $2.3 million bond in order to pursue the appeal of a $1.7 million final judgment entered March 31, 2005 against MasTec for damages plus attorney’s fees resulting from a break in a Citgo pipeline. MasTec seeks a new trial and reduction in the damages award. The Company will continue to contest this matter in the appellate court, and on subsequent retrial. The amount of the loss, if any, relating to this matter not covered by insurance is estimated to be $100,000 to $2.1 million of which $100,000 is recorded in the consolidated balance sheet as of September 30, 2005 and December 31, 2004 as accrued expenses.
      MasTec is also a party to other pending legal proceedings arising in the normal course of business. While complete assurance cannot be given as to the outcome of any legal claims, management believes that any financial impact would not be material to our results of operations, financial position or cash flows.
      The Company is required to provide payment and performance bonds in connection with some of its contractual commitments related to projects in process. Such bonds amounted to $104.1 million at September 30, 2005.
Note 8—Concentrations of Risk
      The Company provides services to its customers in the following industries: communications, utilities and government.
      Revenue for customers in these industries is as follows (in thousands):

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Communications	$152,991	$156,841	$439,137	$429,985
Utilities	52,622	51,934	147,753	131,084
Government	37,935	37,847	110,537	106,002

	$243,548	$246,622	$697,427	$667,071

      The Company grants credit, generally without collateral, to its customers. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors. However, the Company generally has certain lien rights on that work and concentrations of credit risk are limited due to the diversity of the customer base. The Company believes its billing and collection policies are adequate to

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
minimize potential credit risk. During the three months ended September 30, 2005, 28.4% of the Company’s total revenue was attributed to one customer. During the three months ended September 30, 2004, two customers accounted for 31.5% of the Company’s total revenue after adjustment for discontinued operations (see Note 6). Revenue from these two customers accounted for 21.0% and 10.5% of the total revenue for the three months ended September 30, 2004. During the nine months ended September 30, 2005, 37.9% of the Company’s total revenue was attributed to two customers. Revenue from these two customers accounted for 27.5% and 10.4% of total revenue for the nine months ended September 30, 2005. During the nine months ended September 30, 2004, 34.9% of the Company’s total revenue was attributed to two customers after adjustment for discontinued operations. Revenue from these two customers accounted for 19.7% and 15.2% of the total revenue for the nine months ended September 30, 2004.
      The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Management analyzes historical bad debt experience, customer concentrations, customer credit-worthiness, the availability of mechanics and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If judgments regarding the collectibility of accounts receivables were incorrect, adjustments to the allowance may be required, which would reduce profitability. In addition, the Company’s reserve mainly covers the accounts receivable related to the unprecedented number of customers that filed for bankruptcy protection during the year 2001 and general economic climate of 2002. As of September 30, 2005, the Company had remaining receivables from customers undergoing bankruptcy reorganization totaling $14.7 million net of $8.0 million in specific reserves. As of December 31, 2004, the Company had remaining receivables from customers undergoing bankruptcy reorganization totaling $15.1 million net of $9.0 million in specific reserves. Specific reserves decreased since December 31, 2004 due to the recovery of $1.1 million in the nine months ended September 30, 2005 related to a bankruptcy secured claim being finalized. Based on the analytical process described above, management believes that the Company will recover the net amounts recorded. The Company maintains an allowance for doubtful accounts of $20.3 million and $20.0 million as of September 30, 2005 and December 31, 2004, respectively, for both specific customers and as a reserve against other past due balances. Should additional customers file for bankruptcy or experience difficulties, or should anticipated recoveries in existing bankruptcies and other workout situations fail to materialize, the Company could experience reduced cash flows and losses in excess of the current allowance.
Note 9—Equity Investment
      In September 2004, MasTec purchased a 49% interest in a limited liability company from a third party. The purchase price for this investment was an initial amount of $3.7 million which was paid in four quarterly installments of $925,000 through September 30, 2005. Beginning in the first quarter of 2006, eight additional contingent quarterly payments are expected to be made to the third party from which the interest was purchased. The contingent payments will be up to a maximum of $1.3 million per quarter based on the level of unit sales and profitability of the limited liability company in specified preceding quarters. The first quarterly payment due on January 10, 2006 will be $925,000. This amount is included in accrued expenses and other assets at September 30, 2005. In addition, the Company is responsible for 49% of the venture’s net operating capital needs until the venture is self funded. The venture has been self funded since the beginning of 2005 and the Company does not expect to fund the venture’s operating needs in the future based on results to date. The venture is intended to strengthen relationships with existing and future customers, and increase Company sales.
      As of September 30, 2005, the Company’s investment exceeded the net equity of such investment and accordingly the excess is considered to be equity goodwill.

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company has accounted for this investment using the equity method as the Company has the ability to exercise significant influence over the financial and operational policies of this limited liability company. As of September 30, 2005, the Company had an investment balance of approximately $5.6 million in relation to this investment included in other assets in the condensed unaudited consolidated financial statements.
      Based upon the lack of significance to the financial information of the Company, no summary financial information for this equity investment has been provided.
Note 10—Related Party Transactions
      MasTec purchases, rents and leases equipment used in its business from a number of different vendors, on a non-exclusive basis, including Neff Corp., in which Jorge Mas, the Company’s Chairman and Jose Mas, the Company’s Vice-Chairman and Executive Vice President, were directors and owners of a controlling interest through June 4, 2005. Juan Carlos Mas, the brother of Jorge and Jose Mas, is Chairman, Chief Executive Officer, a director and a shareholder of Neff Corp. During the period from January 1, 2005 through June 4, 2005, MasTec paid Neff $328,013. During the three months and nine months ended September 30, 2004, MasTec paid Neff $355,773 and $798,367, respectively. MasTec believes the amount paid to Neff was equivalent to the payments that would have been made between unrelated parties for similar transactions acting at arm’s length.
      On January 1, 2002, MasTec entered into an employment agreement with Donald P. Weinstein relating to his employment as Executive Vice President and Chief Financial Officer. On January 7, 2004 (but effective as of December 1, 2003), the Company entered into an amended employment agreement with Mr. Weinstein. The agreement was for a term of three years and provided that Mr. Weinstein would be paid an annual base salary of $300,000 (with annual cost of living increases). Additionally, Mr. Weinstein was entitled to receive a total of $600,000 of deferred compensation over the term of the contract and was to be entitled to participate in a bonus plan for senior management, and would be entitled to a minimum annual performance bonus of $50,000 per year. Mr. Weinstein resigned effective March 11, 2004. In connection therewith, the Company entered into a severance agreement with Mr. Weinstein pursuant to which the Company paid him his base salary of $300,000 through December 2004, provided him with certain employee and insurance benefits and provided for the vesting of his stock options. The severance agreement was approved by the Compensation Committee on July 16, 2004. As a result of Mr. Weinstein’s severance agreement, the Company recorded $199,500 in stock compensation expense in the nine months ended September 30, 2004 related to the extension of the exercise period on Mr. Weinstein’s stock options. In addition, severance expense was recorded in the nine months ended September 30, 2004 in the amount of $300,000.
      In July 2002, MasTec entered into an employment agreement with Eric J. Tveter as Executive Vice President and Chief Operations Officer with a two year term at an annual base salary of $300,000 (with annual cost of living increases) and a grant of 50,000 stock options, a guaranteed bonus for the year 2002 equal to one half of his base salary paid to him during the year 2002 and the right to participate in MasTec’s bonus plan for senior management beginning January 1, 2003. The agreement also contained noncompete and nonsolicitation provisions for a period of two years following the term of the agreement. Mr. Tveter resigned his position with the Company on March 22, 2004. In connection therewith, we entered into a severance agreement with Mr. Tveter pursuant to which we paid him severance of $33,134 during 2004, paid him regular salary through July 14, 2004 at an annual rate of $306,837, provided him with certain employee benefits and provided for the vesting of his stock options. The Compensation Committee approved Mr. Tveter’s severance agreement on April 15, 2004 which was the new measurement date of his stock options. As a result of Mr. Tveter’s severance agreement, the Company recorded approximately $216,800 in stock compensation expense in the nine months ended September 30,

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
2004 related to the extension of the exercise period on Mr. Tveter’s stock options. In addition, severance expense was recorded in the nine months ended September 30, 2004 in the amount of $173,000.
      MasTec has entered into split dollar agreements with key executives and the Chairman of the Board. During the three and nine months ended September 30, 2005, MasTec paid approximately $410,000 in premiums in connection with these split dollar agreements. During the three months and nine months ended September 30, 2004, MasTec paid approximately $170,000 in premiums in connection with these split dollar agreements.
      In 2001 and 2002, MasTec paid $75,000 per year to Mr. Shanfelter related to a life insurance policy which was cancelled in April 2002. MasTec was to be reimbursed by the insurance company upon Mr. Shanfelter’s death. Accordingly, a receivable was recorded at the time of the payments. During the nine months ended September 30, 2004, the Company wrote off the receivable because the policy was cancelled and all payments became taxable to Mr. Shanfelter.
      In November 2005, MasTec extended its employment agreement with Austin J. Shanfelter as the Company’s President and Chief Executive Officer. The agreement extends the term of his original agreement through March 31, 2007. All other terms and conditions are substantially the same as those provided in his original employment agreement.

Note 11—	New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). In addition, this statement requires that the allocation of fixed production overheads to the costs of conversion be based on normal capacity of production facilities. SFAS 151 is effective for the first annual reporting period beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company’s results of operations or financial condition.
      In December 2004, the FASB issued SFAS 123R, “Share-Based Payment,” a revision of SFAS 123 (“SFAS 123R”). In March 2005, the SEC issued Staff Bulletin No. 107 (SAB 107) regarding its interpretation of SFAS 123R. The standard, as amended, requires companies to expense on the grant-date the fair value of stock options and other equity-based compensation issued to employees. In accordance with the revised statement, the Company will be required to recognize the expense attributable to stock options granted or vested in financial statement periods subsequent to December 31, 2005. The Company is currently evaluating the effect of SFAS 123R on the Company’s results of operations. In connection with evaluating the impact of SFAS 123R, the Company is considering the potential use of different valuation methods to determine the fair value of share-based compensation and reviewing all assumptions used in those valuation methods. The Company is also accelerating the vesting period on certain stock options having exercise prices in excess of the current market value of the Company’s common stock. The Company expects that the acceleration will reduce its stock option compensation expense in future periods. See Note 3(g) for discussion of acceleration. The Company expects the adoption of SFAS 123R will have a material negative impact on profitability, regardless of the valuation method used.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient

MASTEC, INC.
NOTES TO THE CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
information to reasonably estimate the fair value of an asset retirement obligation. The Company does not expect FIN 47 to have a material impact on the results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which supersedes APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on the consolidated results of operations or financial condition.

Management’s Report on Internal Control Over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control  — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s internal control over financial reporting is designed to provide reasonable assurance to management and to the Company’s Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
      As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. The results of management’s assessment and review were reported to the Audit Committee of the Board of Directors.
      Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in “Internal Control-Integrated Framework.” Because of the one material weakness described below, management believes that, as of December 31, 2004, our internal control over financial reporting was not effective.
      In the course of management’s investigation, management noted one matter involving internal control and its operation that management considered a material weakness under standards established by the Public Company Accounting Oversight Board. Reportable conditions involve matters relating to significant deficiencies in the design or operation of internal control that could adversely affect our ability to record, process, summarize, and report financial data consistent with the assertions of management in the consolidated financial statements. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.
      Management’s consideration of internal control would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, management did identify weaknesses in internal controls involving inventory practices and policies in the ITS division, with respect to inventory pricing on receipt and the related costs of sales, and inventory tracking prior to sale or use. Inventory at December 31, 2004 related to ITS was approximately $27.7 million. Management believes this constitutes a material weakness in internal control over the financial reporting process, including the closing process, as it relates to this division. As a result of this weakness, a significant adjustment to correct for this weakness was required and has been recorded in preparing our 2004 financial statements.
      Since December 31, 2004, we have continued to improve the system of internal controls related to inventory by implementing the inventory Oracle module into our financial system and testing the system to ensure it is accurately capturing the correct prices and quantities. Once this system can be relied upon, management will no longer be required to perform manual procedures to eliminate this risk of misstatement. An effective internal control framework requires the commitment of management to require competence, diligence, and integrity on the part of its employees. Control activities include policies and procedures adopted by management to ensure the execution of management directives, and to help advance the successful achievement of our objectives.
      Scope of Management’s Report on Internal Control Over Financial Reporting — In our Form 10-K for the year ended December 31, 2004 previously filed with the Securities and Exchange Commission on March 31, 2005, we incorrectly noted a scope limitation in our assessment regarding the effectiveness of our internal control over financial reporting due to our failure to test the internal control over financial reporting of both our Network Services division, which we accounted for as a discontinued operation in 2004, and Globetec, Inc., a company that is 51% owned by us. In our Form 10-K filed on March 31, 2005, we disclosed that this scope limitation was based on the insignificance of these operations (within the meaning of Rule 11-01(b) of Regulation S-X) as well as, with respect to Globetec, our inability to dictate or modify the controls of that entity. Since we own 51% of Globetec and have the contractual right to appoint a majority of the managers on Globetec’s Board of Managers, we were incorrect in concluding that we are unable to dictate or modify the controls of Globetec. In addition, while the entities’ insignificance is a proper reason for excluding such entities from our internal control over financial reporting testing, we should not have characterized this exclusion from our internal control over financial reporting testing as a scope limitation.
      We determined that both our Network Services division’s and Globetec’s account balances and processes should be excluded from our internal control over financial reporting evaluation process based on a materiality and scoping analysis that we performed similar to that prescribed by paragraphs 22 and 23 of Auditing Standard No. 2 — An Audit of Internal Control Over Financial Reporting Performed in Conjunction with An Audit of the Financial Statement. Pursuant to this materiality and scoping analysis, we determined that the account balances and processes of each of our Network Services division and Globetec were insignificant from a quantitative and qualitative perspective. We based our conclusion on the fact that our Network Services division’s and Globetec’s combined net assets, revenues and net loss as of and for the year ended December 31, 2004 were $7.8 million, $24.7 million and $1.8 million, respectively, each of which is less than 4% of the related line items on our financial statements, and therefore individually and in the aggregate immaterial to our financial position and operations. We therefore determined that the lack of testing of the internal controls over financial reporting of our Network Services division and Globetec would not lead to a material misstatement of our financial statements.
      Changes in Internal Control over Financial Reporting — There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
      Our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. That report appears below.

Attestation Report of the Registered Public Accounting Firm
The Board of Directors and Stockholders of
MasTec, Inc.
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that MasTec, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management’s assessment, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MasTec, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operation effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness was identified and included in management’s assessment:

Management identified weaknesses in internal controls involving inventory practices and policies in the Company’s ITS division, with respect to inventory pricing on receipt and the related cost of revenue, and inventory tracking prior to sale or use. Management believes this constitutes a material weakness in internal control over the financial reporting process, including the Company’s closing process, as it relates to this division. As a result of this weakness, a significant adjustment to correct for this weakness was required and has been recorded by the Company in preparing the 2004 financial statements. Management has undertaken a review of the related account and believes that it has identified and corrected any misstatement resulting from this material weakness.

Since December 31, 2004, the Company has improved the system of internal controls related to inventory by continuing to implement the Oracle inventory module into the Company’s financial system and testing the system to ensure it is accurately capturing the correct prices and quantities. Once this system can be relied upon, management will not need to perform as many manual procedures.

      This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 29th, 2005 on those financial statements, which expressed an unqualified opinion.
      In our opinion, management’s assessment that MasTec, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MasTec, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ BDO Seidman, LLP
Miami, FL
March 29th, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and
Shareholders of MasTec, Inc.
We have audited the accompanying consolidated balance sheet of MasTec, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MasTec, Inc. as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MasTec’s Inc. internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 29, 2005 expressed a qualified opinion thereon.

/s/ BDO Seidman, LLP
Miami, Florida
March 29, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and
Shareholders of MasTec, Inc.
We have audited the accompanying consolidated balance sheet of MasTec, Inc. as of December 31, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2003 (as restated— See Note 2). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MasTec, Inc. at December 31, 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 (as restated), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Miami, Florida
July 23, 2004, except for
  Note 10, as to which the
  date is March 30, 2005

MASTEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002
	As Restated	2003	2004

	(In thousands except per share amounts)
Revenue	$766,467	$827,480	$913,795
Costs of revenue, excluding depreciation	683,855	744,587	828,743
Depreciation	33,760	27,586	17,099
General and administrative expenses	107,446	70,112	74,550
Goodwill impairment	79,710	—	—
Interest expense, net of interest income	18,306	19,180	19,478
Other (expense) income, net	(9,973)	1,242	191

Loss from continuing operations before cumulative effect of change in accounting principle, benefit for income taxes and minority interest	(166,583)	(32,743)	(25,884)
Benefit for income taxes	59,345	8,303	—
Minority Interest	—	—	(333)

Loss from continuing operations before cumulative effect of change in accounting principle	(107,238)	(24,440)	(26,217)
Cumulative effect of change in accounting principle	(12,596)	—	—

Net loss from continuing operations	(119,834)	(24,440)	(26,217)
Discontinued operations:
Loss on write-off of assets of discontinued operations, net	—	—	(19,165)
Loss from discontinued operations, net of tax	(16,722)	(27,859)	(4,055)

Net loss	$(136,556)	$(52,299)	$(49,437)

Basic and diluted net loss per share:
Continuing operations	$(2.50)	$(.51)	$(.54)
Discontinued operations	(0.35)	(.58)	(.48)

Total basic and diluted net loss per share	$(2.85)	$(1.09)	$(1.02)

Basic and diluted weighted average common shares outstanding	47,922	48,084	48,382

Basic and diluted net loss per share before cumulative effect of change in accounting principle	$(2.59)	$(1.09)	$(1.02)
Cumulative effect of change in accounting principle	(0.26)	—	—

Basic and diluted net loss per share	$(2.85)	$(1.09)	$(1.02)

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2004

	(In thousands, except shares)
Assets
Current assets:
Cash and cash equivalents	$19,415	$19,548
Accounts receivable, unbilled revenue and retainage, net	208,211	200,743
Inventories	32,781	45,293
Income tax refund receivable	4,667	2,846
Prepaid expenses and other current assets	31,801	43,828

Total current assets	296,875	312,258
Property and equipment, net	85,832	69,303
Goodwill	150,984	138,640
Deferred taxes, net	55,083	50,732
Other assets	39,489	33,085

Total assets	$628,263	$604,018

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of debt	$4,709	$99
Accounts payable	100,698	113,333
Other current liabilities	78,108	64,696

Total current liabilities	183,515	178,128
Other liabilities	31,974	38,678
Long-term debt	196,956	196,059
Commitments and contingencies
Shareholders’ equity:
Preferred stock, $1.00 par value; authorized shares— 5,000,000; issued and outstanding shares— none	—	—
Common stock $0.10 par value; authorized shares— 100,000,000; issued and outstanding shares— 48,222,000 in 2003 and 48,597,000 in 2004	4,822	4,860
Capital surplus	349,823	353,033
Accumulated deficit	(117,847)	(167,284)
Accumulated other comprehensive (loss) income	(20,980)	544

Total shareholders’ equity	215,818	191,153

Total liabilities and shareholders’ equity	$628,263	$604,018

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained	Accumulated
	Common Stock			Earnings	Other
			Capital	(Accumulated	Comprehensive		Comprehensive
	Shares	Amount	Surplus	Deficit)	(Loss) Income	Total	Income (Loss)

	(In thousands)
Balance December 31, 2001, as restated	47,905	$4,791	$348,022	$71,008	$(20,006)	$403,815	$—
Net loss, as restated	—	—	—	(136,556)	—	(136,556)	$(136,556)
Foreign currency translation adjustment	—	—	—	—	(4,556)	(4,556)	(4,556)

Comprehensive loss for period							$(141,112)

Stock issued, primarily for stock options exercised	101	10	297	—	—	307

Balance December 31, 2002, as restated	48,006	$4,801	$348,319	$(65,548)	$(24,562)	$263,010
Net loss	—	—		(52,299)	—	(52,299)	$(52,299)
Foreign currency translation adjustment	—	—	—	—	3,582	3,582	3,582

Comprehensive loss for period							$(48,717)

Stock issued, primarily for stock options exercised	216	21	1,061	—	—	1,082
Tax benefit resulting from stock option plan	—	—	443	—	—	443

Balance December 31, 2003	48,222	$4,822	$349,823	$(117,847)	$(20,980)	$215,818
Net loss	—	—	—	(49,437)	—	(49,437)	$(49,437)
Foreign currency translation adjustment	—	—	—	—	21,524	21,524	21,524

Non cash stock compensation	—	—	605	—	—	605	—
Comprehensive loss for period							$(27,913)

Stock issued, primarily for stock options exercised	375	38	1,840	—	—	1,878
Tax benefit resulting from stock option plan	—	—	765	—	—	765

Balance December 31, 2004	48,597	$4,860	$353,033	$(167,284)	$544	$191,153

The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002
	As Restated	2003	2004

	(In thousands)
Cash flows from operating activities of continuing operations:
Loss from continuing operations	$(119,834)	$(24,440)	$(26,217)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	34,643	28,220	17,588
Non-cash stock and restricted stock compensation expense	—	—	644
(Gain) loss on disposal of assets and investments	(5,441)	(5,562)	(161)
Provision for doubtful accounts	15,088	4,278	5,086
Write-down of assets	20,375	—	2,020
Income tax refunds	53,414	28,121	176
Provision for inventory obsolescence	5,203	1,837	902
Cumulative change in accounting principle, net	12,596	—	—
Goodwill impairment	79,710	—	—
Minority interest	—	—	333
Deferred income tax benefit	(51,844)	(5,140)	—
Changes in assets and liabilities net of effect of acquisitions:
Accounts receivable, unbilled revenue and retainage, net	29,568	(31,678)	(240)
Inventories	(8,484)	(11,997)	(13,786)
Other assets, current and non-current portion	(17,181)	(14,736)	(2,211)
Accounts payable	(4,951)	34,404	13,763
Other liabilities, current and non-current portion	11,911	3,687	7,509

Net cash provided by operating activities of continuing operations	54,773	6,994	5,406

Cash flows (used in) provided by investing activities of continuing operations:
Capital expenditures	(18,925)	(10,961)	(9,310)
Cash paid for acquisitions and contingent consideration, net of cash acquired	(17,269)	(1,861)	—
Investments in unconsolidated companies partner	—	(275)	(1,092)
Investment in life insurance policies	(1,840)	(1,803)	(1,785)
Net proceeds from sale of assets and investments	13,891	22,253	8,065

Net cash (used in) provided by investing activities of continuing operations	(24,143)	7,353	(4,122)

Cash flows used in financing activities of continuing operations:
Repayments proceeds from revolving credit facilities, net	(70,693)	1,309	—
Proceeds repayments from other borrowings, net	(414)	(510)	(3,283)
Payments of capital lease obligations	—	(3,068)	(363)
Proceeds from issuance of common stock	310	1,082	2,643

Net cash used in financing activities of continuing operations	(70,797)	(1,187)	(1,003)

Net (decrease) increase in cash and cash equivalents	(40,167)	13,160	281
Net effect of translation on cash	2,465	(1,922)	432
Cash and cash equivalents— beginning of period	48,478	8,730	19,415
Cash used in discontinued operations	(2,046)	(553)	(580)

Cash and cash equivalents— end of period	$8,730	$19,415	$19,548

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$19,576	$15,504	$17,643
Income taxes	$1,555	$155	$68
Supplemental non-cash disclosures:
Investment in unconsolidated companies	—	—	$2,775
As of December 31, 2002, approximately $1.9 million was accrued for contingent consideration earned in that year for acquisitions consummated in prior periods. The Company subsequently paid the $1.9 million contingent consideration amounts during the years ended December 31, 2003.
The accompanying notes are an integral part of these consolidated financial statements.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1— Nature of the Business and Summary of Significant Accounting Policies
      MasTec, Inc. (collectively, with its subsidiaries, “MasTec” or the “Company”) serves providers of telecommunications, broadband (including cable, satellite and high speed Internet), energy services, traffic control and homeland security systems throughout many parts of North America. Although the Company’s customers may contract for a full range of services, the Company’s offerings are more typically separated into the construction, design and installation or the maintenance and upgrade, of infrastructure. MasTec is organized as a Florida corporation and its fiscal year ends December 31. MasTec or its predecessors have been active in the specialty infrastructure services industry for over 70 years.
      In connection with the filing of its Annual Report on Form 10-K for 2003, the Company restated its 2002 financial statements as discussed in Note 2. All 2002 amounts in the financial statements reflect these restatements.
      The following is a summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements:
      Management Estimates. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The more significant estimates relate to our revenue recognition, allowance for doubtful accounts, intangible assets, accrued insurance, income taxes, litigation and contingencies. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for judgments about results and the carrying values of assets and liabilities. Actual results and values may differ from these estimates.
      Principles of Consolidation. The consolidated financial statements include MasTec and its subsidiaries. The Company entered into a joint venture with a third party at the end of 2003 in which the Company owns a 51% interest. Other parties’ interests in consolidated entities are reported as minority interests. All intercompany accounts and transactions have been eliminated in consolidation.
      Reclassifications. Certain prior year amounts have been reclassified to conform to the 2004 presentation. In addition, as discussed in Note 10, the Company ceased doing business in Brazil and in network services in 2004. Accordingly, the net loss for these entities in 2002 and 2003 have been reclassified to loss from discontinued operations in the Company’s consolidated statements of operations.
      Comprehensive Loss. Comprehensive loss is a measure of net loss and all other changes in equity that result from transactions other than with shareholders. Comprehensive loss consists of net loss and foreign currency translation adjustments.
      Revenue Recognition. Revenue and related costs for master and other service agreements billed on a time and materials basis are recognized as the services are rendered. There are also some service agreements that are billed on a fixed fee basis. Under the Company’s fixed fee master service and similar type service agreements the Company furnishes various specified units of service for a separate fixed price per unit of service. The Company recognizes revenue as the related unit of service is performed. For service agreements on a fixed fee basis, profitability will be reduced if the actual costs to complete each unit exceed original estimates. The Company also immediately recognizes the full amount of any estimated loss on these fixed fee projects if estimated costs to complete the remaining units exceed the revenue to be received from such units.
      The Company recognizes revenue on unit based construction/installation projects using the units-of-delivery method. The Company’s unit based contracts relate primarily to contracts that require the installation or construction of specified units within an infrastructure system. Under the units-of-delivery method revenue is recognized at the contractually agreed price per unit as the units are completed and

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
delivered. Profitability will be reduced if the actual costs to complete each unit exceed original estimates. The Company is also required to immediately recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units. For certain customers with unit based construction/installation contracts the Company recognizes revenue after the service is performed and work orders are approved to ensure that collectibility is probable from these customers. Revenue from completed work orders not collected in accordance with the payment terms established with these customers is not recognized until collection is assured.
      The Company’s non-unit based, fixed price installation/construction contracts relate primarily to contracts that require the construction, design and installation of an entire infrastructure system. The Company recognizes revenue and related costs as work progresses on non-unit based, fixed price contracts using the percentage-of-completion method, which relies on contract revenue and estimates of total expected contract revenue and costs. The Company estimates total project costs and profit to be earned on each long-term, fixed-price contract prior to commencement of work on the contract. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Under the percentage-of-completion method, the Company records revenue and recognizes profit or loss as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is the percentage of total estimated revenue that incurred costs to date bear to estimated total contract costs, after adjusting estimated total contract costs for the most recent information. If, as work progresses, the actual contract costs exceed estimates, the profit recognized on revenue from that contract decreases. The Company recognizes the full amount of any estimated loss on a contract at the time the estimates indicate such a loss.
      The Company’s customers generally supply materials such as cable, conduit and telephone equipment. Customer furnished materials are not included in revenue and cost of sales as all materials are purchased by the customer. The customer determines the specification of the materials that are to be utilized to perform installation/construction services. The Company is only responsible for the performance of the installation/construction services and not the materials for any contract that includes customer furnished materials and nor does the Company have any risk associated with customer furnished materials. The Company’s customers retain the financial and performance risk of all customer furnished materials.
      Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs and estimated earnings in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to customers as per individual contract terms.
      Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management analyzes past due balances based on invoice date, historical bad debt experience, customer concentrations, customer credit-worthiness, customer financial condition and credit reports, the availability of mechanic’s and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company reviews the adequacy of the reserves on a quarterly basis. Amounts are written off against the allowance when deemed uncollectible.
      Basic and Diluted Net Loss per Share. Basic net loss per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted net loss per common share include the dilutive effect of stock options using the treasury stock method. Potentially dilutive shares for the years ended December 31, 2002, 2003 and 2004, of approximately 74,000 shares, 479,000 shares and 593,000 shares, respectively, were not included in the diluted per share calculation because their effect would be anti-dilutive. Accordingly, for the years ended

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002, 2003 and 2004, diluted net loss per common share is the same as basic net loss per common share.
      Cash and Cash Equivalents. All short-term investments with maturities of three months or less when purchased are considered to be cash equivalents. Restricted cash related to collateral of the revolving credit facility is also included in cash and cash equivalents.
      Inventories. Inventories consist of materials and supplies for construction projects, and are typically purchased on a project-by-project basis. Inventories are valued using the weighted average-cost method and are stated at the lower of cost or market. Construction projects are completed pursuant to customer specifications. The loss of the customer or the cancellation of the project could result in an impairment of the value of materials purchased for that customer or project. Technological or market changes can also render certain materials obsolete. Inventory reserves are determined based upon the specific facts and circumstances for each project and market conditions. During 2002, 2003 and 2004, the Company recorded a provision for inventory obsolescence of $5.2 million, $1.8 million and $900,000, respectively, in “Costs of revenue” in the Consolidated Statements of Operations.
      Property and Equipment. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized and depreciated over the remaining useful life of the asset. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in other income or expense.
      Deferred Financing Costs. Deferred financing costs related to the Company’s revolving credit facility and the senior subordinated notes whose short and long-term portions are included in other current and non-current assets in the consolidated balance sheets are amortized over the related terms of the debt using the effective interest method. Net deferred financing costs were $5.1 million and $4.2 million at December 31, 2003 and 2004, respectively.
      Software Capitalization. The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. These capitalized software costs are included in “Property and equipment, net” in the consolidated balance sheets and are being amortized ratably over a period not to exceed seven years.
      Intangibles and Other Long Lived Assets. Long-lived assets and goodwill are recorded at the lower of carrying value or estimated fair value. Intangibles are amortized on a straight line basis over their definite useful life. Long-lived assets are depreciated using the straight-line method over the shorter of the useful lives (five to forty years) or lease terms (five to seven years for leasehold improvements) of the respective assets. Repairs and maintenance on such items are expensed as incurred.
      Management assesses the impairment of intangibles long-lived assets and goodwill at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
      The Company follows the provisions of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Goodwill acquired in a purchase business combination and determined to have an infinite useful life is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. In addition, acquired intangible assets are required to be recognized and amortized over their useful lives if the benefit of the asset is based on contractual or legal rights. Effective January 1, 2002, we adopted SFAS No. 142 resulting in a write-down of our goodwill, net of tax, in the amount of $25.7 million, which is reflected in

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
the consolidated financial statements as a cumulative effect of a change in accounting principle as discussed in Note 3. Impairment losses subsequent to adoption are performed during the fourth quarter of each year starting in 2002 and are reflected in operating income or loss in the consolidated statement of operations. During the fourth quarter of 2002, the Company recorded an additional impairment charge of $79.7 million which is reflected in operating losses in the consolidated statement of operations for the year ended December 31, 2002. No impairment charges were recorded in 2003 and 2004 in connection with the annual review. In connection with the abandonment of the Brazil subsidiary as discussed in Note 10, the Company wrote off goodwill associated with this reporting entity in the year ended December 31, 2004 in the amount of $12.3 million which is included in the loss from discontinued operations.
      The Company reviews its long-lived assets, including property and equipment that are held and used in its operations for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, as required by SFAS No. 144. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows, less the future outflows necessary to obtain those inflows, expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss or review its depreciation policies as may be appropriate. The Company records impairment losses resulting from such abandonment in operating income. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Write-downs to fair value less costs to sell are reported above the operating income line as other expense. See Note 6 for discussion of impairment losses recognized in 2002, 2003 and 2004.
      Accrued Insurance. The Company maintains insurance policies subject to per claim deductibles of $2 million for our workers’ compensation and general liability policies and $3 million for our automobile liability policy. The Company has excess umbrella coverage for losses in excess of the primary coverages up to $100 million per claim and in the aggregate. The liabilities are actuarially determined on a quarterly basis for unpaid claims and associated expenses, including the ultimate liability for claims incurred and an estimate of claims incurred but not reported. The accruals are based upon known facts, historical trends and our reasonable estimate of future expenses. However, a change in experience or actuarial assumptions could nonetheless materially affect results of operations in a particular period. Known amounts for claims that are in the process of being settled, but that have been paid in periods subsequent to those being reported, are booked in such reporting period.
      On January 1, 2004, MasTec, Inc. formed a captive insurance subsidiary, JMC Insurance Company, Inc. (“JMC”), a South Carolina corporation, to write a portion of its workers’ compensation, general liability and automobile liability coverages under deductible reinsurance policies. JMC, which is the Company’s first formation and management of a captive insurance company, was capitalized with a $1 million letter of credit. JMC is a wholly owned subsidiary of MasTec Inc. and is consolidated in the Company’s financial statements.
      Income Taxes. Income taxes are recorded using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. The Company estimates income taxes in each of the jurisdictions in which the Company operates. This process involves estimating tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recording of a net deferred tax asset assumes the realization of such assets in the future. Otherwise a valuation allowance must be recorded to reduce this asset to its net realizable value. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event that the Company determines that

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
it will not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.
      As a result of its 2003 and 2004 operating losses, the Company recorded valuation allowances aggregating $8.3 million and $32.3 million as of December 31, 2003 and 2004, respectively, to reduce certain of its net deferred Federal, foreign and state tax assets to their estimated net realizable value. The Company anticipates that it will generate sufficient pretax income in the future to realize its deferred tax assets. In the event that the Company’s future pretax operating income is insufficient for it to use its deferred tax assets, the Company has based its determination that the deferred tax assets are still realizable based on a feasible tax planning strategy that is available to the Company involving the sale of one of its divisions.
      Equity Investments. The Company has one common stock investment which the Company accounts for by the equity method because the Company owns between 20% and 50% of the common stock and the Company has a non-controlling ownership interest. The Company’s share of its earnings or losses in this investment is included in the consolidated statements of operations. As of December 31, 2004 the Company’s investment exceeded the net equity of such investment and accordingly the excess is considered to be equity goodwill. The Company evaluates the equity goodwill for impairment under Accounting Principle Board No. 18, “The Equity Method of Accounting for Investments in Common Stock”, as amended.
      In December 2003, the FASB issued FASB Interpretation No. 46R (“FIN 46R”) which clarified some of the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” (“FIN 46”) and exempted certain entities from its requirements. FIN 46R was effective on March 31, 2004. The Company has considered the provisions of FIN 46R for this investment and believes it will not be necessary to include in the consolidated financial statements any assets, liabilities or activities of this investment.
      Stock Based Compensation. The Company accounts for its stock-based award plans in accordance with Accounting Principle Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, under which compensation expense is recorded to the extent that the current market price of the underlying stock exceeds the exercise price.
      The Company has reflected below the 2002, 2003 and 2004 net loss and the pro forma net loss as if compensation expense relative to the fair value of the options granted had been recorded under the provisions of SFAS No. 123 ‘Accounting for Stock-Based Compensation.’ The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2003 and 2004, respectively: a five, seven and seven year expected life; volatility factors of 74%, 76% and 80%; risk-free interest rates of 3.0%, 3.0% and 3.6%; and no dividend payments. The required pro forma disclosures are as follows: (in thousands, except per share data)

	2002
	As Restated	2003	2004

Net loss, as reported	$(136,556)	$(52,299)	$(49,437)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(5,390)	(4,092)	(8,734)

Pro forma net loss	$(141,946)	$(56,391)	$(58,171)

Basic and diluted loss per share:
As reported	$(2.85)	$(1.09)	$(1.02)
Pro forma	$(2.96)	$(1.17)	$(1.20)

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company also grants restricted stock, which is valued based on the market price of the common stock on the date of grant. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the period of the restrictions. Unearned compensation for performance-based options and restricted stock is shown as a reduction of stockholders’ equity in the consolidated balance sheets.
      Fair Value of Financial Instruments. The Company estimates the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, equaled their carrying values. At December 31, 2003 and 2004, the fair value of senior subordinated notes was $204.7 million and $184.5 million, respectively, based on quoted market values. The Company uses letters of credit to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.
      New Accounting Pronouncements. On December 17, 2003, the staff of the Securities and Exchange Commission (the “SEC”) published Staff Accounting Bulletin 104, “Revenue Recognition,” (“SAB 104”) to revise or rescind portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. The adoption of SAB 104 during December 2003 did not have a material effect on the Company’s results of operations or financial position.
      In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the third quarter of fiscal 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 1— Stock Based Compensation for the pro forma net loss and net loss per share amounts, for 2002 through 2004, as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expect the adoption to have a significant adverse impact on the results of operations.
      In March 2004, the FASB issued EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provided new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the impact of EITF 03-1 once final guidance is issued.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (“SFAS 153”). This Statement amends the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”). APB 29 provided an exception to the basic measurement

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. We believe that SFAS 153 will have no significant effect on the financial position, results of operations, and cash flows of the Company.
Note 2— Restatement of Financial Statements

2002 Financial Statement Restatement
      In connection with the audit of the 2003 financial statements and filing the 2003 Annual Report on Form 10-K, the Company identified errors in amounts previously reported in its financial statements for the year ended December 31, 2002. The Company made an error in determining the ability to realize approximately $4.9 million of its net deferred tax assets at December 31, 2002 relating to certain state income taxes. Understatements were also identified for errors in computing self-insurance reserves at December 31, 2000, 2001 and 2002 and insurance claims payments for 2002 made in 2003 that were not accrued as of December 31, 2002. Insurance expense was increased for the year ended December 31, 2002 in the amount of $4.7 million ($2.9 million, net of tax). The Company therefore decided that it would be appropriate to restate its financial information beginning with the year ended December 31, 2000 and including its annual financial statements for 2001 and 2002.
      The following table sets forth the impact of its restatements on certain amounts previously reported in the Consolidated Financial Statements for the year ended December 31, 2002:

	2002	2002
	As Reported	As Restated*

Statement of Operations
Revenue	$838,055	$838,055
Costs of revenue, excluding Depreciation	745,178	749,422
General and administrative expenses	118,278	118,750
Loss before cumulative effect of change in accounting principle and benefit for income taxes	(168,608)	(173,324)
Benefit for income taxes	65,473	62,439
Net loss before cumulative effect of change in accounting principle	(103,135)	(110,885)
Net loss	$(128,806)	$(136,556)
Basic and diluted loss per share	$(2.69)	$(2.85)

*	Before effect of reclassifying 2002 results of operations of the Brazil and network services Operations to loss from discontinued operation discussed in Note 10.

Deferred Tax Asset
      During the 2002 financial statement audit, MasTec prepared a tax strategy to support the carrying value of its deferred tax asset. This tax strategy did not consider the separate components of state taxes and federal taxes. During the 2003 financial statement audit, the Company considered, for the first time, the issue of whether the tax strategy was sufficient to support a certain portion of the deferred tax asset related to state taxes. Under this revised analysis considering the impact of state taxes as well as federal taxes, MasTec determined that its reserves for 2002 and 2003 were understated. Specifically, the Company

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
determined that the estimated gain from the sale of certain assets and expected revenue apportioned to each state would be insufficient to offset losses in certain states. MasTec therefore restated its 2002 financial statements to record a valuation allowance against the deferred tax asset in the amount of $4.9 million.

Self-Insurance Reserves
      MasTec recalculated its self-insurance reserve requirements for the years ended December 31, 2000, 2001 and 2002 based on a revision in the calculation of aggregate deductible limits provided for under its insurance policies for automobile, workers’ compensation and general liability claims. Previously, MasTec’s actuarially computed self-insurance reserves for those years were calculated based on the understanding that the aggregate deductible amounts were effectively fixed under the policies and would not be adjusted. In April 2004, Reliance Insurance Corp. (“Reliance”), which was MasTec’s insurer through July 2000 and which was in liquidation, asserted the position that the policies permitted it to adjust the aggregate deductible amounts upward based on a payroll audit. Although Reliance had never audited payroll, MasTec reviewed its own payroll information to determine what adjustments would be required pursuant to the position asserted by Reliance. Although management continues to dispute the position asserted by Reliance, the self-insurance reserves were ultimately adjusted in the amount of $2.7 million in 2000, $2.2 million in 2001, and $809,000 in 2002, due to a lack of available contemporaneous documentation supporting its original understanding of the policy requirements.
      MasTec also restated its December 31, 2002 self-insurance reserve to account for payments made by its third-party administrator in 2002, but not paid by MasTec until 2003. MasTec had not adjusted its 2002 self-insurance reserve for these payments on the mistaken understanding that the payments had already been accounted for in the actuarially computed self-insurance reserve. As a result, MasTec increased its 2002 self-insurance reserve by $4.7 million to accrue payments made by its third party administrator in 2002, but not paid until 2003.
Note 3— Goodwill and Other Intangible Assets
      SFAS No. 142 requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.
      The Company continues to amortize identifiable intangible assets that have a definite useful life. These consist exclusively of non-compete agreements that expire in 2010. Total amortization expense related to these non-compete agreements was $0.5 million, $0.6 million and $0.5 million in 2002, 2003 and 2004, respectively. The remaining balance of $1.1 million at December 31, 2004 will be amortized at a rate of $0.2 million per year.
      Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value as determined using a discounted cash flow methodology applied to the particular unit. This methodology differs from the Company’s previous policy, in accordance with accounting standards existing at that time, of using undiscounted cash flows on an enterprise-wide basis to determine recoverability. Upon adoption of SFAS No. 142 in the first quarter of 2002, we recorded a one-time, non-cash charge of approximately $25.7 million net of $13.8 million tax benefit to reduce the carrying value of our goodwill. This charge is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations of which $13.1 million has been reclassified to discontinued operations. (See Note 10). The SFAS No. 142 goodwill impairment recorded in the first quarter is associated with goodwill resulting from the acquisition of various inside plant infrastructure businesses and is based on discounting our projected future cash flows for these companies.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      During the fourth quarter of 2002, the Company performed an annual review of goodwill for impairment. The review resulted in a goodwill impairment charge of approximately $79.7 million ($51.9 million, net of tax) and is based, in part, on an overall decline in the market value of our stock and market values of other companies that serve our industry. Impairment adjustments recognized after adoption are required to be recognized as operating expenses and have been presented under “Goodwill impairment” in the accompanying consolidated statements of operations. The primary factors contributing to the impairment charge were the overall deterioration of the business climate during 2002, the continued depression in the Company’s stock price, and the expected termination of various operations as a result of our restructuring plan (see Note 8).
      During the fourth quarter of 2003 and 2004, the Company performed its annual review of goodwill for impairment. No impairment charge for 2003 and 2004 was required as a result of this review. In connection with the abandonment of the Brazil subsidiary as discussed in Note 10, the Company wrote off goodwill in the year ended December 31, 2004 in the amount of $12.3 million.
Note 4— Other Assets and Liabilities
      Prepaid expenses and other current assets as of December 31, 2003 and 2004 consisted of the following (in thousands):

	2003	2004

Deferred tax assets	$208	$6,107
Notes receivable	3,890	2,511
Non-trade receivables	7,374	22,164
Other investments and assets held for sale	7,712	5,884
Prepaid expenses and deposits	7,239	5,931
Other	5,378	1,231

Total prepaid expenses and other current assets	$31,801	$43,828

      Other non-current assets consist of the following as of December 31, 2003 and 2004 (in thousands):

	2003	2004

Long-term receivables, including retainage	$10,696	$4,694
Equity investment	—	3,780
Investment in real estate	1,683	1,683
Long-term portion of deferred financing costs, net	3,639	2,414
Cash surrender value of insurance policies	4,691	5,279
Non-compete agreement, net	1,572	1,080
Insurance escrow	7,219	7,083
Other	9,989	7,072

Total	$39,489	$33,085

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Other current and non-current liabilities consist of the following as of December 31, 2003 and 2004 (in thousands):

	2003	2004

Current liabilities
Accrued compensation	$21,459	$15,090
Accrued insurance	13,127	16,691
Accrued interest	6,458	6,329
Accrued restructuring	600	212
Accrued losses on contracts	7,482	2,638
Accrued guaranteed equity investment	—	2,775
Accrued labor claims	10,336	—
Due to subcontractors	5,611	8,948
Other	13,035	12,013

Total	$78,108	$64,696

	2003	2004

Non-current liabilities
Accrued insurance	$24,524	$33,751
Minority interest	434	333
Other	7,016	4,594

Total	$31,974	$38,678

Note 5— Accounts Receivable
      Accounts receivable, classified as current, consist of the following (in thousands):

	2003	2004

Contract billings	$188,593	$183,873
Retainage	15,252	13,533
Unbilled revenue	33,210	23,297

	237,055	220,703
Less allowance for doubtful accounts	28,844	19,960

Accounts receivable, net	$208,211	$200,743

      Retainage, which has been billed but is not due until completion of performance and acceptance by customers, is expected to be collected within one year. Any retainage expected to be collected beyond a year is recorded in long-term other assets.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Activity for the allowance for doubtful accounts is as follows (in thousands):

	For the Year Ended
	December 31,

	2003	2004

Allowance for doubtful accounts at beginning of year	$25,843	$28,844
Provision for doubtful accounts from continued operations	4,278	5,086
Provision for doubtful accounts from discontinued operations	4,517	—
Amounts charged against the allowance	(5,794)	(13,970)

Allowance for doubtful accounts at end of year	$28,844	$19,960

Note 6— Property and Equipment
      Property and equipment including property and equipment under capital leases, is comprised of the following as of December 31, 2003 and 2004 (in thousands):

			Estimated
			Useful Lives
	2003	2004	(In Years)

Land	$5,235	$5,235
Buildings and leasehold improvements	9,642	9,736	5 - 40
Machinery and equipment	212,613	176,531	2 - 15
Office furniture and equipment	38,415	33,224	3 - 5

	265,905	224,726
Less accumulated depreciation	(180,073)	(155,423)

	$85,832	$69,303

      Property and equipment under capitalized leasing arrangements are depreciated over their estimated useful lives.
      Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the assets carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.
      A review of the carrying value of property and equipment was conducted during the fourth quarter of 2002 in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This review was conducted in connection with the Company’s plan of exiting businesses that did not have adequate revenue or margins to support the desired level of profitability and consideration of changes in the business environment which caused change in the extent and manner in which these assets were being used. Depreciation expense was reduced by $5.8 million and $5.9 million for the years ended December 31, 2003 and 2004, respectively, from the amount of expense which would had been reported using the previous useful lives as a result of the change in estimate.
      An impairment loss for the years ended December 31, 2002, 2003 and 2004 of $12.8 million, $0.9 million and $2.0 million, respectively, has been recognized and is presented in other (expense) income in the accompanying Consolidated Statements of Operations, for property and equipment whose carrying value was not recoverable (carrying value exceeded undiscounted cash flows expected to result from the use and eventual disposition of the assets) and exceeded its fair market value. In 2002, fair

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
market value was determined by independent valuations. In 2003 and 2004, fair market value was based on disposals of similar assets.
Note 7— Debt
      Debt is comprised of the following at December 31, 2003 and 2004 (in thousands):

	2003	2004

Revolving credit facility at LIBOR plus 3.25% (5.25%) and the bank’s prime rate plus 1.75% (7%) for 2003 and 2004, respectively	$—	$—
7.75% senior subordinated notes due February 2008	195,887	195,915
Notes payable for equipment, at interest rates from 7.5% to 8.5% due in installments through the year 2008	1,418	243
Other revolving debt	4,360	—

Total debt	201,665	196,158
Less current maturities	(4,709)	(99)

Long-term debt	$196,956	$196,059

Revolving Credit Facility
      The Company has a revolving credit facility for North American operations that provides for borrowings up to an aggregate of $125.0 million. The amount that the Company can borrow at any given time is based upon a formula that takes into account, among other things, eligible billed and unbilled accounts receivable, which can result in borrowing availability of less than the full amount of the facility. As of December 31, 2003 and 2004, net availability under the credit facility totaled $37.9 million and $25.5 million net of outstanding standby letters of credit aggregating $54.5 million and $66.8 million, respectively. At December 31, 2004, $63.3 million of the outstanding letters of credit are issued to support the Company’s casualty insurance requirements or surety needs. These letters of credit mature at various dates through December 31, 2005, and except for Letters of Credit totaling $10.0 million, most have automatic renewal provisions subject to prior notice of cancellation. The Company had no outstanding draws under the credit facility at December 31, 2004 and 2003. The revolving credit facility matures on January 22, 2007. The revolving credit facility is collateralized by a first priority security interest in substantially all of the Company’s North American assets, including $5.0 million in restricted cash which is included in cash and cash equivalents at December 31, 2004 and a pledge of the stock of certain of the operating subsidiaries. All wholly owned subsidiaries collateralize the facility. Interest under the facility accrues at rates based, at the Company’s option, on the agent bank’s base rate plus a margin of between 0.75% and 1.75% or its LIBOR rate (as defined in the credit facility) plus a margin of between 2.25% and 3.25%, each margin depending on certain financial thresholds. The facility includes an unused facility fee of 0.50%, which may be adjusted to as low as 0.375% or as high as 0.625% depending on the amount of the total commitment which is unused.
      The revolving credit facility contains customary events of default (including cross-default) provisions and covenants related to the North American operations that prohibit, among other things, making investments and acquisitions in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying cash dividends, making other distributions in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens against the Company’s assets, prepaying other indebtedness including the Company’s 7.75% senior subordinated notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. In addition, any deterioration in the quality of billed and unbilled receivables would reduce availability under the credit facility.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company is required to be in compliance with certain financial covenants measured on a monthly basis. As a result of the Company’s net loss for the year ended December 31, 2004, the Company was not in compliance with a monthly financial covenant, at fixed charge coverage ratio, of the credit facility at December 31, 2004. The credit facility was amended on March 17, 2005 modifying this covenant and other financial covenants and the Company was in compliance with its amended credit facility’s financial covenants at December 31, 2004. Under the amended agreement, the Company’s North American operations must maintain minimum tangible net worth equal to:

•	$45 million at December 31, 2004;

•	$40 million from January 31 through May 31, 2005;

•	$45 million from June 30 through August 31, 2005;

•	$53.5 million from September 30 through November 30, 2005; then

•	$53.5 million beginning December 1, 2005; plus 50% of the consolidated net income of our operations from December 1, 2005 through the date of determination.
      Since April 1, 2004, the Company’s North American Operations was also required to maintain a minimum fixed charge coverage ratio, computed on a monthly basis, beginning in May 2004. The fixed charge coverage ratio is generally defined to mean the ratio of our net income before interest expense, income tax expense, depreciation expense, and amortization expense plus $1.1 million to consolidated interest expense and current maturities of debt for the period of determination. For the purposes of determining the current maturities of long term debt during the period from April 2004 through March 2005 used in determining the fixed charge coverage ratio the amount of current maturities of long term debt as of any month during this period is multiplied by a fraction, the numerator of which is the number of cumulative months since April 2004, and the denominator of which is 12.

Period	Ratio

For the 9 month period ending December 31, 2004	1.50 to 1.00
For each of the 10 and 11 month periods ending January 31 and February 28, 2005	1.15 to 1.00
For each of the 12 month periods ending March 31, April 30 and May 31, 2005	1.20 to 1.00
For each of the 12 month periods ending June 30, July 31, and August 31, 2005	1.25 to 1.00
For each of the 12 month periods ending on September 30, October 31, and November 30, 2005	1.50 to 1.00
For the 12 month period ending on December 31, 2005 and each 12 month period ending on the last day of each calendar month thereafter	2.00 to 1.00
      Based upon the Company’s projections for 2005, the Company believes they will be in compliance with the amended credit facility’s financial covenants for 2005. The Company is dependent upon borrowings and letters of credit under this credit facility to fund operations. Should the Company be unable to comply with the terms and covenants of the amended credit facility, it would be required to obtain further modifications of the credit facility or another source of financing to continue to operate. The Company may not be able to achieve its 2005 projections and thus may not be in compliance with the amended credit facility’s financial covenants in 2005.
      The Company’s variable rate credit facility exposes it to interest rate risk. However, the Company had no borrowings outstanding under the credit facility at December 31, 2004.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senior Subordinated Notes
      The Company has a $196.0 million, 7.75% senior subordinated notes due in February 2008, with interest due semi-annually, of which $195.9 million, net of discount, is outstanding as of December 31, 2004. The notes are redeemable, at the company’s option at 102.583% of the principal amount during the twelve-month period beginning February 1, 2004, 101.292% during the twelve-month period beginning February 1, 2005, and 100% annually thereafter. The notes also contain default (including cross-default) provisions and covenants restricting many of the same transactions as under our credit facility.
      The Company had no holdings of derivative financial or commodity instruments at December 31, 2004.
      The maturities of long-term debt obligations (excluding capital leases) as of December 31, 2004, are as follows (in thousands):

2005	$99
2006	76
2007	56
2008	195,925
2009 and thereafter	2

Total	$196,158

Note 8— Restructuring Charges
      During the second quarter of 2002, the Company initiated a study to determine the proper balance of downsizing and cost cutting in relation to its ability to respond to current and future work opportunities in each of its service offerings. The review not only evaluated the Company’s current operations, but also the growth and opportunity potential of each service offering as well as the consolidation of back-office processes. As a result of this review, the Company implemented a restructuring program which included the:

•	elimination of service offerings that no longer fit into the core business strategy. This process included reducing or eliminating service offerings that did not fit our long-term business plan.

•	reduction or elimination of services that did not produce adequate revenue or margins to support the level of profitability, return on investment or investments in capital resources. This included exiting contracts that did not meet minimum rate of return requirements to improve margins and reduce costs.

•	analysis of businesses that provided adequate profit contributions but needed margin improvements.

•	review of new business opportunities in similar business lines.
      The elements of the restructuring program included involuntary terminations of employees in affected service offerings and the consolidation of facilities. The plan resulted in a pre-tax charge to operations of $3.7 million in 2002. The involuntary terminations impacted both the salaried and hourly employee groups. The total employees impacted were approximately 1,025. As of December 31, 2004, all employees have been terminated and virtually all severance and benefit costs have been paid. Approximately 25 facilities were closed during 2002 as part of the program in which some of the assets were sold, while other assets were retained and transferred to other locations. These facility closures were not accounted for as discontinued operations due to these facilities not representing separate components of the Company’s business for which cash flows could be clearly defined. The Company also continues to be involved in the

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
markets in which these 25 facilities operated. As of December 31, 2004, remaining obligations under existing lease agreements for closed facilities amounted to approximately $0.2 million.
      In addition to the costs noted above, the Company paid a consulting firm approximately $4.6 million to assist in preparing the plan, all of which was expensed in 2002 as the plan was complete as of December 31, 2002. Valuation allowances and impairment losses related to property and equipment totaling $12.8 million were recorded in connection with the restructuring plan (see Note 6).
      The following is a reconciliation of the restructuring accruals as of December 31, 2004 (in thousands):

Accrued Costs at December 31, 2003	$600
Cash payments	(388)

Accrued costs at December 31, 2004	$212

Note 9— Lease Commitments
      The Company has operating lease agreements for premises and equipment that expire on various dates. The operating lease agreements are subject to escalation. Rent expense for the years ended December 31, 2002, 2003 and 2004 was approximately $18.5 million, $21.2 million and $18.7 million, respectively.
      The Company also has capital lease agreements for equipment that expire on various dates.
      Minimum future lease commitments under non-cancelable operating leases and future minimum capital lease payments, including effect of escalation clauses in effect at December 31, 2004 were as follows (in thousands):

	Operating	Capital
	Leases	Leases

2005	$28,707	$497
2006	21,420	429
2007	13,180	363
2008	4,813	363
2009	2,426	182
Thereafter	3,533	—

Total minimum lease payments	$74,079	$1,834

Less amounts representing interest		251

		$1,583
Less current portion		497

		$1,086

      For leases with purchase options, the option to purchase equipment is at estimated fair market value. We have non-cancelable subleases for certain capital leases which are recorded in other assets. Future minimum leases received from subleases through January 2010 aggregated $3.9 million as of December 31, 2004.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Note 10— Discontinued Operations
      In March 2004, the Company ceased performing contractual services for customers in Brazil, abandoned all assets in its Brazil subsidiary and made a determination to exit the Brazil market. During the year ended December 31, 2004, the Company wrote off approximately $12.3 million in goodwill see Note 3 and the net investment in the Brazil subsidiary of approximately $6.8 million which consisted of the accumulated foreign currency translation loss of $21.3 million less a net deficit in assets of $14.5 million. The abandoned Brazil subsidiary has been classified as a discontinued operation. The results of operations for the years ended December 31, 2002 and 2003 have been reclassified to loss from discontinued operations. The net income for the Brazil subsidiary was $1.2 million in the year ended December 31, 2002 and the net loss for Brazil was $21.8 million and $20.2 million for the years ended December 31, 2003 and 2004, respectively. In November 2004, the subsidiary applied for relief and was adjudicated bankrupt by a Brazilian bankruptcy court. The subsidiary is currently being liquidated under court supervision.
      The following table summarizes the assets and liabilities of our Brazil operations as of December 31, 2003 and 2004 (in thousands):

	December 31,	December 31,
	2003	2004

Current assets	$7,755	$290
Non current assets	2,244	—
Current liabilities	(21,886)	(19,455)
Non current liabilities	(1,334)	(2,170)
Accumulated foreign currency translation	(21,091)	(21,335)
      The following table summarizes the results of operations for our Brazil operations (in thousands):

	2002	2003	2004

Revenue	$41,773	$18,761	$—
Cost of revenue	(37,110)	(20,846)	(5)
Operating expenses	(3,393)	(18,877)	(1,046)

Income (loss) from operations before (provision) benefit for income taxes and minority interest	1,270	(20,962)	(1,051)
(Provision) Benefit for income taxes	58	(2,584)	—
Minority interest	137	(1,708)	—

Net income (loss)	$1,191	$(21,838)	$(1,051)

      During the fourth quarter 2004, we ceased performing services and committed to sell our network services division and exit this service market. This division has been classified as a discontinued operation. The results of operations for the years ended December 31, 2002 and 2003 have been reclassified to loss from discontinued operations. The net loss for the network services division was $17.9 million, $6.0 million and $3.0 million for the years ended December 31, 2002, 2003 and 2004, respectively.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following table summarizes the assets and liabilities of our network services as of December 31, 2003 and 2004 (in thousands):

	December 31,	December 31,
	2003	2004

Current assets	$4,063	$4,464
Non current assets	1,106	27
Current liabilities	5,278	2,753
Non current liabilities	—	—
Shareholder’s deficit	109	1,738
      The following table summarizes the results of operations for our network services operations (in thousands):

	2002	2003	2004

Revenue	$29,815	$24,006	$17,046
Cost of revenue	(28,457)	(27,728)	(16,435)
Operating and other expenses	(9,232)	(5,821)	(3,614)

Loss from operations before benefit for income taxes and cumulative effect of accounting change	$(7,874)	$(9,543)	$(3,003)
Cumulative effect of accounting change	(13,075)	—	—
Benefit for income taxes	3,036	3,522	—

Net loss	$(17,913)	$(6,021)	$(3,003)

Note 11— Retirement and Stock Option Plans
      We have a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute up to 15% of their pre-tax annual compensation to the plan. Our matching contributions in the form of Company Common Stock charged to earnings were approximately $806,000 for the year ended December 31, 2002. We did not match employee contributions in 2003 and 2004 but may, at the Board of Director’s discretion, do so in the future.
      The Company has granted options to purchase its common stock to employees and directors of the Company and its affiliates under various stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and are forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates. All option plans contain anti-dilutive provisions that require the adjustment of the number of shares of the Company common stock represented by each option for any stock splits or dividends.
      We have seven stock option plans in effect as of December 31, 2004: the 1994 Stock Incentive Plan (the “1994 Plan”), the 1994 Stock Option Plan for Non-Employee Directors (the “Directors’ Plan”), the 1997 Annual Incentive Compensation Plan (the “1997 Incentive Plan”), the 1997 Non-Qualified Employee Stock Purchase Plan (the “1997 Plan”), the Non-Employee Directors’ Stock Plan, the 1999 Non-Qualified Option Plan (the “Non-Qualified Plan”), the 2003 Employee Stock Incentive Plan (the “2003 Plan”) and the Amended and Restated 2003 Stock Incentive Plan for Non-Employees (the “2003 Non-Employee Plan”) and individual option agreements. Typically, options under these plans are granted at fair market value at the date of grant, vest between three to five years after grant and terminate no later than 10 years from the date of grant.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The 2003 Non-Employee Plan was adopted in April 2003 and authorized granting of restricted stock to non-employees. The Company has reserved 1,000,000 shares of common stock for grant under the 2003 Non-Employee Plan which covers stock options or restricted stock awards. The Company grants restricted stock which is valued based on the market price of the common stock on the date of grant. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the period of the restrictions. Unearned compensation for the restricted stock is shown as a reduction of stockholders’ equity in the consolidated balance sheets. The Company approved the issuance of restricted stock to the board of directors in 2005 with grant dates in 2004. Therefore, the Company recorded a non-cash stock compensation expense and a liability in the year ended December 31, 2004 in the amount of approximately $39,000 based on the market price at the date of grant.
      Under these plans there were a total of 815,855, 7,590,793 and 7,453,209 options available for grant at December 31, 2002, 2003 and 2004, respectively. The 1994 Plan and the Directors Plan expired in 2004. In addition, there are 241,450 options outstanding under individual option agreements with varying vesting schedules at exercise prices ranging from $2.56 to $17.67 with terms up to 10 years. The 1997 Plan also allows eligible employees to purchase common stock of the company through payroll deductions or in a lump sum at a 15% discount from fair market value. The amount of compensation expense related to these transactions is immaterial.
      The following is a summary of all stock option transactions during the periods indicated:

	Stock	Weighted Average
	Options	Exercise Price

Outstanding December 31, 2001	6,725,387	$17.18
Granted	933,500	5.41
Exercised	—	—
Canceled	(622,275)	22.50

Outstanding December 31, 2002	7,036,612	$15.32
Granted	2,812,000	7.28
Exercised	(171,176)	4.67
Canceled	(393,556)	19.23

Outstanding December 31, 2003	9,283,880	$12.91
Granted	610,500	9.01
Exercised	(343,839)	5.38
Canceled	(588,511)	13.64

Outstanding December 31, 2004	8,962,030	$12.84

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following tables summarize information about stock options outstanding:

	As of December 31, 2004

	Stock Options Outstanding			Options Exercisable

		Weighted Average
	Number of	Remaining	Weighted Average	Number of	Weighted Average
Range of Exercise Prices	Stock Options	Contractual Life	Exercise Price	Stock Options	Exercise Price

$2.0050 - $2.2150	376,499	5.29	$2.0552	92,840	$2.0550
$2.2151 - $3.3400	150,000	4.62	$3.3400	100,000	$3.3400
$3.3401 - $4.8600	436,667	3.09	$4.4409	386,435	$4.3938
$4.8601 - $7.0900	764,106	6.55	$5.5908	377,065	$5.7896
$7.0901 - $10.5600	2,179,816	7.06	$8.2993	981,101	$8.9504
$10.5601 - $15.5833	2,587,860	3.95	$13.3136	2,211,260	$13.1260
$15.5834 - $21.0417	1,703,901	4.53	$19.3286	1,703,901	$19.3286
$21.0418 - $28.5000	525,921	2.39	$26.8849	517,654	$26.8864
$28.5001 - $36.8750	232,010	1.48	$33.3335	232,010	$33.3335
$36.8751 - $45.0833	5,250	2.38	$44.0120	5,250	$44.0120

$2.0050 - $45.0833	8,962,030	4.91	$12.8396	6,607,516	$14.6839

      As of December 31, 2004, we had 6,607,516 options which were exercisable at a weighted average exercise price of $14.68 per share. As of December 31, 2003, we had 5,899,561 options which were exercisable at a weighted average exercise price of $15.78 per share.
Note 12— Equity Investment
      In September 2004, MasTec purchased a 49% interest in a limited liability corporation with an established marketing group. The Company’s payments for its interest are due quarterly over three years beginning in September 2004. Equity payments fluctuate based on the venture’s sales. In addition, the Company is responsible for 49% of the venture’s net operating capital needs until the venture is self sufficient. The Company expects this venture will be able to fully fund its own operating capital requirements by mid- to late 2005. The venture is intended to strengthen relationships with existing and future customers, and increase Company sales. The initial investment of $3.7 million will be paid over four quarters which commenced in the third quarter of 2004 with additional contingent payments of up to $1.3 million per quarter based upon the level of unit sales and profitability of the limited liability company for the two years following the period after the initial investment is fully funded.
      As of December 31, 2004, the Company’s investment exceeded the net equity of such investment and accordingly the excess is considered to be equity goodwill.
      The Company has accounted for this investment using the equity method as the Company has the ability to exercise significant influence over the operational policies of the Company. As of December 31, 2004, the Company had an investment balance of approximately $3.7 million in relation to this investment with a corresponding liability related to the outstanding commitment which is included in other assets and other liabilities in the accompanying consolidated balance sheet. Based upon the lack of significance to the financial information of the Company, no summary financial information for this equity investment has been provided.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Note 13— Income Taxes
      The benefit for income taxes before cumulative change in accounting principle consists of the following (in thousands):

	2002
	As Restated	2003	2004

Current:
Federal	$(2,497)	$315	$2,312
Foreign	557	(2,237)	(1,015)
State and local	(2,680)	4,858	251

	(4,620)	2,936	1,548

Deferred:
Federal	(51,258)	(8,888)	(2,267)
Foreign	(444)	(562)	1,015
State and local, net of valuation provisions	(3,023)	(1,789)	(296)

	(54,725)	(11,239)	(1,548)

Benefit for income taxes	$(59,345)	$(8,303)	$—

      The tax effects of significant items comprising our net deferred tax asset as of December 31, 2003 and 2004 are as follows (in thousands):

	2003	2004

Deferred tax assets:
Non-compete	$4,188	$3,709
Bad debts	8,839	8,080
Accrued self insurance	8,559	19,143
Operating loss and tax credit carry forward	61,532	73,390
Other	3,117	4,853
Goodwill	6,500	3,972
Valuation Allowance	(8,289)	(32,349)

Subtotal	84,446	80,798
Deferred tax liabilities:
Accounts receivable retainage	9,365	6,642
Property and equipment	12,225	10,301
Basis differences in acquired assets	418	409
Other	7,147	6,607

Total deferred tax liabilities	29,155	23,959

Net deferred tax asset	$55,291	$56,839

      At December 31, 2004, the Company has approximately $159.7 million of net operating loss carryforwards for U.S. federal income tax purposes that expire beginning in 2022. The Company has net operating loss carryforwards for U.S. state and local purposes that expire from 2005 to 2024. Additionally, the Company has approximately $4.9 million of net operating loss carryforwards for Canadian income tax purposes that expire beginning in 2010.

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income and prudent and feasible tax planning strategies in making this assessment. As of December 31, 2003 and 2004, valuation allowances of $8.3 million and $32.3 million have been recorded.
      A reconciliation of U.S. statutory federal income tax expense on the loss before cumulative effect of change in accounting principle and benefit for income taxes is as follows:

	2002
	As Restated	2003	2004

U.S. statutory federal rate applied to pretax loss	(35)%	(35)%	(35)%
State and local income taxes	(5)	(2)	(8)
Amortization and impairment	—	—	—
Non-deductible expenses	—	1	4
Effect of non U.S. operations	—	1	—
Worthless stock deduction	—	—	(52)
Other	2	—	3
Valuation allowance for deferred tax assets	3	10	88

Benefit for income taxes	(35)%	(25)%	0%

Note 14— Operations by Geographic Areas and Segments
      The Company manages its business on a project basis which have been aggregated into one reportable segment as a specialty trade contractor. The Company provides services in the telecommunications, broadband (including cable, satellite and high speed internet), energy, traffic control and homeland security systems markets.
      Revenue by customer industry group reflecting the revenue reclassification to discontinued operations is as follows:

	Year Ended December 31,

	2002
	As Restated	2003	2004

	(In thousands)
Telecommunications	$329,855	$231,263	$251,083
Broadband	152,104	265,383	342,553
Energy	162,822	198,583	175,314
Government	121,688	132,251	144,845

	$766,469	$827,480	$913,795

      During the years ended December 31, 2002, 2003 and 2004, we operated in the United States and Canada. In 2003, we became engaged in a single project in Mexico which we completed shortly after December 31, 2003. In 2002 and 2003, we had operations in Brazil. In 2004, we ceased performing contractual services in Brazil, abandoned all assets in our Brazil subsidiary and made a determination to exit the Brazil market. The following table reflects financial information for our U.S. and foreign operations including the reclassification of 2002 and 2003 results of operations for the Brazil operations and our network services division to discontinued operations. Over the past three years, we have continued

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
to reduce capital expenditures of long-lived assets and have placed greater reliance on operating leases to meet our equipment needs.

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Revenue:
United States	$740,224	$800,974	$900,842
Foreign	26,243	26,506	12,953

	$766,467	$827,480	$913,795

	At December 31,

	2002	2003	2004

	(In thousands)
Long Lived Assets:
United States	$114,053	$82,541	$68,426
Foreign	4,422	3,291	877

	$118,475	$85,832	$69,303

Note 15— Commitments and Contingencies
      In the second quarter of 2004, purported class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of Florida and one was filed in the United States District Court for the Southern District of New York. These cases have been consolidated by court order in the Southern District of Florida. The complaints allege certain violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, related to current and prior period earnings reports. On January 25, 2005, a motion for leave to file a Second Amended Complaint was filed by Plaintiffs which the Court granted. Plaintiffs filed their Second Amended Complaint on February 22, 2005. Plaintiffs contend that the Company’s financial statements during the purported Class Period of August 12, 2003 to May 11, 2004 were materially misleading in the following areas: 1) the financials for the third quarter of 2003 were allegedly overstated by $5.8 million in revenue from unapproved change orders from a variety of Company projects; and 2) the financials for the second quarter of 2003 were overstated by some $1.3 million as a result of the intentional overstatement of revenue, inventories and work in progress at the Company’s Canadian subsidiary. Plaintiffs seek damages, not quantified, for the difference between the stock price Plaintiffs paid and the stock price Plaintiffs believe they should have paid, plus interest and attorney fees. MasTec believes the claims are without merit. MasTec will vigorously defend these lawsuits but may be unable to successfully resolve these disputes without incurring significant expenses. Due to the early stage of these proceedings, any potential loss cannot presently be determined with respect to this litigation.
      On July 28, 2004, MasTec, Inc.’s Board of Directors received a demand from a shareholder that the Board take appropriate steps to remedy breaches of fiduciary duty, mismanagement and corporate waste, all arising from the same factual predicate set out in the shareholder class actions described above. On November 18, 2004, the Board of Directors authorized its Executive Committee to establish appropriate procedures and form a special litigation committee, as contemplated by Florida law, to investigate these allegations and to determine whether it is in the best interests of MasTec to pursue an action or actions based on said allegations. On December 22, 2004, a derivative action was filed by the shareholder. On January 10, 2005, the Executive Committee formed a special litigation committee to investigate this

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
matter. By agreement of counsel, the derivative action has been stated during the pendency of any motion to dismiss in the securities class action.
      The Company contracted to construct a natural gas pipeline for Coos County, Oregon in 2003. Construction work on the pipeline ceased in December 2003 after the County refused payment due on regular contract invoices of $6.3 million and refused to process change orders for additional work submitted to the County on or after November 29, 2003. In February 2004, MasTec brought an action for breach of contract against Coos County in Federal District Court in Oregon, seeking payment for work done, interest and anticipated profits. In April 2004, Coos County announced it was terminating the contract and seeking another company to complete the project. Coos County subsequently counterclaimed for breach of contract and other causes in the Federal District Court action. The amount of revenue recognized on the Coos County project that remained uncollected at December 31, 2004 amounted to $6.3 million representing amounts due MasTec on normal progress payment invoices submitted under the contract. In addition to these uncollected receivables, the Company also has additional claims for payment and interest in excess of $6.0 million, including all of its change order billings and retainage, which the Company has not recognized as revenue but to which the Company believes is due to the Company under the terms of the contract. In addition, the Company was made party to a number of citizen initiated actions arising from the Coos County project. A complaint alleging failure to comply with prevailing wage requirements was issued by the Oregon Bureau of Labor and Industry. A number of individual property owners brought claims in Oregon state courts against the Company for property damages and related claims; a number of citizens’ groups brought an action in federal court for alleged violations of the Clean Water Act. All but one of the individual property claims has been settled; one is set for trial in 2005. The Company will vigorously defend these actions, but may incur significant expense in connection with that defense.
      In connection with the Coos County pipeline project, the United States Army Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality issued cease and desist orders and notices of non-compliance to Coos County and to the Company with respect to the County’s project. A cease and desist order was issued by the Corps on October 31, 2003 and addressed sedimentary disturbances and the discharge of bentonite, an inert clay mud employed for this kind of drilling, resulting from directional boring under stream beds along a portion of the natural gas pipeline route then under construction. The County and the Company received a subsequent cease and desist order from the Corps on December 22, 2003. The order addressed additional sedimentary discharges caused by clean up efforts along the pipeline route. MasTec and the County were in substantial disagreement with the United States Army Corps of Engineers and the Oregon Division of State Land as to whether the subject discharges were permitted pursuant to Nationwide Permit No. 12 (utility line activities) or were otherwise prohibited pursuant to the Clean Water Act. However, the Company has been cooperating with Corps of Engineers and the Oregon Division of State Land, Department of Environmental Quality to mitigate any adverse impact as a result of construction. Corps of Engineer and Oregon Division of State Land notices or complaints focused for the largest part on runoff from the construction site and from nearby construction spoil piles which may have increased sediment and turbidity in adjacent waterways and roadside ditches. Runoff was the result of extremely wet and snowy weather, which produced exceptionally high volumes of runoff water. MasTec employed two erosion control consulting firms to assist. As weather permitted and sites became available, MasTec moved spoil piles to disposal sites. Silt fences, sediment entrapping blankets and sediment barriers were employed in the meantime to prevent sediment runoff. Ultimately, when spring weather permitted, open areas were filled, rolled and seeded to eliminate the runoff. To date, mitigation efforts have cost the Company approximately $1.4 million. These costs were included in the costs on the project at December 31, 2003 and December 31, 2004. No further mitigation expenses are anticipated. The only additional anticipated liability arises from possible fines or penalties assessed, or to be assessed by the Corps of Engineers and/or Oregon Division of State Land. The County accepted a fine of $75,000 to settle this matter with the Corp of Engineers; the County has not concluded with the Oregon

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Department of Environmental Quality. No fines or penalties have been assessed against the Company by the Corp of Engineers to date. On August 9, 2004, the Oregon Division of State Land Department of Environmental Quality issued a Notice of Violation and Assessment of Civil Penalty to MasTec North America in the amount of $126,000. MasTec North America has denied liability for the civil penalty and requested a formal contested case hearing on the same.
      The potential loss for all Coos Bay matters and settlements reached described above is estimated to be $205,000 at December 31, 2004, which is recorded in the consolidated balance sheet as accrued expenses.
      The labor union representing the workers of Sistemas e Instalaciones de Telecomunicación S.A. (“Sintel”), a former MasTec subsidiary, initiated an investigative action with a Spanish federal court that commenced in July 2001 alleging that five former members of the board of directors of Sintel, including Jorge Mas, the Chairman of the Board of MasTec, and his brother Juan Carlos Mas, approved a series of allegedly unlawful transactions that led to the bankruptcy of Sintel. The Company is also named as a potentially liable party. The union alleges Sintel and its creditors were damaged in the approximate amount of 13 billion pesetas ($95.1 million at December 31, 2004). The Court has taken no action to enforce a bond order pending since July 2001 for the amount of alleged damages. The Court has conducted extensive discovery, including the declarations of certain present and former executives of MasTec, Inc. and intends to conduct additional discovery. To date, no actions have been taken by the Court against the Company or any of the named individuals. The Company’s directors’ and officers’ insurance carrier reimbursed the Company in the third quarter 2004 for approximately $1.2 million in legal fees already incurred and agreed to fund legal expenses for the remainder of the litigation. The amount of loss, if any, relating to this matter cannot presently be determined.
      In 2003, the Company’s quarterly financial information was restated for $6.1 million of previously recognized revenue related primarily to work performed on undocumented or unapproved change orders and other matters disputed by the Company’s customers. The revenue restatement was related to projects performed for ABB Power (“ABB”), MSE Power Systems (“MSE”), and the University of California, and in connection with restated Canadian revenue. Recovery of this revenue and related revenue from subsequent periods not restated is now the subject of several independent collection actions. MasTec provided services to ABB, in the amount of $2 million is subject to dispute. The parties have attempted arbitration, which has been unsuccessful. A legal action was filed by the Company on February 2005. An action has been brought against MSE in New York state court. MasTec provided services to MSE on five separate projects in Pennsylvania, New York and Georgia, with invoices in excess of $8 million now in dispute. The Company experienced cost overruns in excess of $2.7 million in completing a networking contract for the University of California as the result of a subcontractor’s refusal to complete a fixed price contract. An action has been brought against that subcontractor to recover cost overruns. Finally, the Company experienced a revenue adjustment resulting from correction of intentionally overstated work in progress and revenue in an amount of $1.3 million in a Canadian subsidiary. The individuals responsible for the overstatement were terminated and an action against them has been brought to recover damages resulting from the overstatement.
      In November 2004, the Company entered into, and bonded a conditional $2.6 million settlement of litigation brought for subcontract work done by Hugh O’Kane Electric for MasTec on a telecommunication project for Telergy in New York. Telergy is in bankruptcy and did not pay MasTec for the Hugh O’Kane work. The settlement was conditioned on the outcome of an interlocutory appeal brought by MasTec. The appeal sought to enforce contract terms which relieved MasTec of its obligation to pay Hugh O’Kane when MasTec was not paid by Telergy. New York’s appellate level court upheld the enforceability of the term of MasTec’s contract, but remanded the case to the trial court to determine whether the Company was estopped from using this contract provision as a defense. The Company expects

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
to recover the bond posted in connection with the appeal, and will continue to contest this matter in the trial court. The amount of the loss, if any, relating to this matter cannot be determined at this time.
      The Company is also a party to other pending legal proceedings arising in the normal course of business. While complete assurance cannot be given as to the outcome of any legal claims, management believes that any financial impact would not be material to the Company’s results of operations, financial position or cash flows.
      The Company has commitments at December 31, 2004 to pay life insurance premiums on policies on the life of its chairman of the board, vice chairman and its chief executive officer totaling $17.7 million over the next nineteen years, for capital leases totaling $1.8 million and, for operating lease commitments of $74.1 million. In 2004, the Company purchased a 49% interest in a limited liability company with an established marketing group. The initial investment of $3.7 million will be paid over four quarters which commenced in the third quarter of 2004 with additional contingent payments of up to $1.3 million per quarter based upon the level of unit sales and profitability of the limited liability company for the two years following the period after the initial investment is fully funded.
      The Company is required to provide payment and performance bonds in connection with some of its contractual commitments. Such bonds amounted to $117.9 million at December 31, 2004 related to projects in process.
Note 16— Concentrations of Risk
      The Company is subject to certain risk factors, including, but not limited to risks related to economic downturns in the telecommunications and broadband industries, collectibility of receivables, competition within our industry, the nature of our contracts (which do not obligate our customers to undertake any infrastructure projects and may be canceled on short notice), acquisition integration and financing, seasonality, availability of qualified employees, recoverability of goodwill, and potential exposures to environmental liabilities.
      The Company has more than 500 customers throughout the United States, and Canada, which include some of the largest and most prominent companies in the communications, broadband and energy fields, as well as government agencies such as departments of transportation. The Company’s customers include incumbent local exchange carriers, broadband and satellite operators, public and private energy providers, long distance carriers, financial institutions and wireless service providers.
      The Company grants credit, generally without collateral, to our customers. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors. However, the Company generally has certain lien rights on that work and concentrations of credit risk are limited due to the diversity of our customer base. The Company believes the billing and collection policies are adequate to minimize potential credit risk. No customer accounted for more than 10% of revenue during the year ended December 31, 2002. During 2003, Comcast and DirecTV accounted for 14.2% and 12.0%, respectively. During 2004, DirecTV and Comcast accounted for 21.4% and 12.3%, respectively of total revenue.
      The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management analyzes historical bad debt experience, customer concentrations, customer credit-worthiness, the availability of mechanic’s and other liens, the existence of payment bonds and other sources of payment, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If judgments regarding the collectibility of accounts receivables are incorrect, adjustments to the allowance may be required, which would reduce profitability. During 2002, 2003 and 2004 bad debt provisions of $15.4 million, $8.8 million and $5.1 million, respectively, were recorded primarily due to the general economic climate of 2002. As of December 31,

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
2004, remaining receivables from customers undergoing bankruptcy reorganization totaling $15.1 million of which $9.4 million is included in specific reserves. Based on the analytical process described above, management believes that the Company will recover the net amounts recorded. The Company maintains an allowance for doubtful accounts of $28.8 million and $20.0 million as of December 31, 2003 and 2004, respectively for both specific customers and as a reserve against other past due balances. Should additional customers file for bankruptcy or experience difficulties, or should anticipated recoveries in existing bankruptcies and other workout situations fail to materialize, the Company could experience reduced cash flows and losses in excess of the current allowance.
Note 17— Quarterly Information (Unaudited)
      The following table presents unaudited quarterly operating results for the years ended December 31, 2003 and 2004. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto for the years ended December 31, 2003 and 2004. The quarterly information has been adjusted for the reclassification of the net loss of Brazil and network services operations to discontinued operations.

	2003 Quarter Ended

	Mar 31	Jun 30	Sep 30		2004 Quarter Ended
	As	As	As
	Restated	Restated	Restated	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

	(In thousands, except per share data)				(In thousands, except per share data)
Revenue	$167,839	$194,301	$231,056	$234,284	$194,707	$225,741	$246,622	$246,724
(Loss) income from continuing operations	$(1,308)	$2,850	$4,800	$(30,578)	$(24,280)	$(436)	$4,265	$(5,767)
Loss from discontinued operations	$(444)	$(830)	$(2,490)	$(24,299)	$(21,786)	$(304)	$(42)	$(1,088)
Net (loss) income	$(1,752)	$2,020	$2,310	$(54,877)	$(46,066)	$(740)	$4,223	$(6,855)
Basic (loss) income per share	$(0.04)	$0.04	$0.05	$(1.14)	$(0.95)	$(0.02)	$0.09	$(.14)
Diluted (loss) income per share	$(0.04)	$0.04	$0.05	$(1.14)	$(0.95)	$(0.02)	$0.09	$(.14)
Basic income (loss) per share	$(0.04)	$0.04	$0.05	$(1.14)	$(0.95)	$(0.02)	$0.09	$(.14)
Diluted income (loss) per share	$(0.04)	$0.04	$0.05	$(1.14)	$(0.95)	$(0.02)	$0.09	$(.14)
      In connection with the filing of our 2003 Form 10-K, the 2003 quarterly information was restated for $6.1 million of previously recognized revenue related primarily to work performed on undocumented or unapproved change orders and other matters which are being disputed by the Company’s customers. In addition, the quarterly information was restated for overstatements due to irregularities in revenue recorded by the Canadian operations in the amount of $1.3 million. As a result, revenue was restated by $272,000 in the first quarter, $1.3 million in the second quarter and $5.8 million in the third quarter. In addition, the third quarter information was restated to accrue for costs on a loss job in the amount of $462,000 and properly reflect a bonus to an officer which was earned in the third quarter in the amount of approximately $246,000. As a result, cost of revenue was restated by $708,000 in the third quarter of 2003.
      In the fourth quarter 2003, the Company accrued losses incurred on construction projects in the amount of approximately $7.4 million due to projected losses and changes in estimates made in 2004, recorded inventory adjustments in the amount of approximately $4.4 million as a result of physical inventories, wrote-off an insurance receivable of $3.2 million, and increased insurance reserves in the

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
amount of $8.3 million. As stated in Note 2, the Company restated its results of operations for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 from amounts previously reported.
      In the fourth quarter 2004, the Company recorded $1.0 million of bad debt expense based on the Company’s write off history, the Company accrued losses incurred on construction projects in the amount of approximately $1.1 million due to projected losses and changes in estimates made in 2005, wrote off approximately $600,000 of fixed assets as a result of physical inventories and recorded approximately $2.0 million in legal settlements and legal fees related to various litigation.
Note 18— Related Party Transactions
      MasTec purchases, rents and leases equipment used in its business from a number of different vendors, on a non-exclusive basis, including Neff Corp., in which Jorge Mas, the Company’s Chairman and Jose Mas, the Company’s Vice-Chairman and Executive Vice President, are directors and owners of a controlling interest. Juan Carlos Mas, the brother of Jorge and Jose Mas, is Chairman, Chief Executive Officer, a director and a shareholder of Neff Corp. During the years ended December 31, 2002, 2003 and 2004, MasTec paid Neff approximately $26,000, $1.7 million and $1.2 million, respectively for equipment purchases, rentals and leases. MasTec believes the amount paid to Neff is equivalent to the payments that would have been made between unrelated parties for similar transactions acting at arm’s length.
      Effective as of August 27, 2002, MasTec and Jorge Mas entered into a split dollar agreement wherein MasTec agreed to pay the premiums due on two life insurance policies with an aggregate face amount of $50,000,000. Mr. Mas and his spouse are the insureds under the policies. Under the terms of this agreement, MasTec is the sole owner and beneficiary of the policies and is entitled to recover all premiums it pays on the policies plus interest equal to four percent, compounded annually, upon the death of the insureds. The remainder of the policies’ proceeds will be paid in accordance with Mr. Mas’ designations. MasTec will make the premium payments until the agreement is terminated, which occurs upon any of the following events: (i) total cessation of MasTec’s business, (ii) bankruptcy, receivership or dissolution of MasTec, or (iii) a change of control of MasTec.
      Additionally, effective as of September 13, 2002, MasTec and Jorge Mas entered into a second split dollar agreement (as amended on December 1, 2002) wherein MasTec agreed to pay the premiums due on a life insurance policy with a face amount of $80,000,000, $60,000,000 of which is subject to the agreement and the remaining $20,000,000 is deemed to be key-man insurance payable to MasTec and falls outside of the agreement. Jorge Mas is the insured under this policy. Under the terms of this agreement, MasTec is the sole owner and beneficiary of the policy and is entitled to recover all premiums it pays on the portion of the policy subject to the agreement, plus interest equal to four percent, compounded annually, upon the death of the insured. MasTec will make the premium payments until the agreement is terminated, which occurs upon any of the following events: (i) total cessation of MasTec’s business, (ii) bankruptcy, receivership or dissolution of MasTec, or (iii) a change of control of MasTec. An amount equal to $60,000,000 of the policy’s proceeds will be paid in accordance with Jorge Mas’ designations. Any remainder of the proceeds will be paid to MasTec. In 2002, 2003 and 2004, MasTec paid $1,340,400, $1,303,783 and $1,135,092 in premiums in connection with the split dollar agreements for Jorge Mas.
      In 2002, MasTec paid $75,000 to Mr. Shanfelter related to a life insurance policy which was cancelled in April 2002. MasTec was to be reimbursed by the insurance company upon Mr. Shanfelter’s death. Accordingly a receivable was recorded at the time of the payments. During the year ended December 31, 2004 the Company wrote off the receivable balance because the policy was cancelled and all payments became taxable to Mr. Shanfelter.
      On November 1, 2002, MasTec and Austin Shanfelter entered into a split dollar agreement wherein MasTec agreed to pay the premiums due on a life insurance policy with an aggregate face amount of $18,000,000. Mr. Shanfelter and his spouse are the insureds under the policy. Under the terms of this

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
agreement, MasTec is the sole owner and beneficiary of the policy and is entitled, upon the death of the insureds, to recover all premiums it pays on the policy plus interest equal to four percent, compounded annually. The remainder of the policy’s proceeds will be paid in accordance with Mr. Shanfelter’s designations. MasTec will make the premium payments for the term of the agreement or until the agreement is terminated, which occurs upon any of the following events: (i) total cessation of MasTec’s business, (ii) bankruptcy, receivership or dissolution of MasTec, or (iii) the six year anniversary of the agreement. In 2002, 2003 and 2004, MasTec paid approximately $500,000, $500,000 and $500,000, respectively in premiums in connection with the split dollar agreement for Mr. Shanfelter and his family.
      Effective as of July 16, 2004, MasTec and Jose Mas entered into a split dollar agreement wherein MasTec agreed to pay premiums on a life insurance policy with an aggregate face amount of $5.0 million. Under the terms of the agreement, MasTec is the sole owner and beneficiary of the policy and is entitled to recover all premiums it pays on the policy plus interest equal to 3.5%, compounded annually, upon the death of the insured. The remainder of the policy’s proceeds will be paid in accordance with Mr. Mas’ designations. MasTec has agreed to make the premium payments until at least July 15, 2009. In 2004, MasTec paid approximately $150,000 in premiums in connection with the split dollar agreement for Mr. Jose Mas.
      On January 1, 2002, MasTec entered into an employment agreement with Austin J. Shanfelter relating to his employment as President and Chief Executive Officer. The agreement expires on December 31, 2005 unless earlier terminated, and provides that Mr. Shanfelter will be paid an annual salary of $600,000, an initial bonus of $100,000 prior to March 31, 2003 and deferred compensation of $2,000,000. The agreement also provides for a bonus to be paid pursuant to an incentive performance bonus plan to be agreed upon and stock options pursuant to MasTec’s stock option plans. Following termination of employment, the agreement provides for a two-year consulting period at $500,000 per year. Additionally, if there is a change of control of MasTec during the employment term, the executive will be entitled to all of the unpaid portion of his salary for the remaining term of the agreement, to the consulting fees, any unpaid portion of the initial bonus and the deferred compensation amount and to immediate vesting of any previously unvested options. The agreement also contains gross-up for any excise taxes, confidentiality, non-competition and non-solicitation provisions.
      On January 1, 2002, MasTec entered into an employment agreement with Donald P. Weinstein relating to his employment as Executive Vice President and Chief Financial Officer. On January 7, 2004 (but effective as of December 1, 2003), the Company entered into an amended employment agreement with Mr. Weinstein. The agreement was for a term of three years and provided that Mr. Weinstein would be paid an annual base salary of $300,000 (with annual cost of living increases). Additionally, Mr. Weinstein was entitled to receive a total of $600,000 of deferred compensation over the term of the contract and was to be entitled to participate in a bonus plan for senior management, and would be entitled to a minimum annual performance bonus of $50,000 per year. Mr. Weinstein resigned effective March 11, 2004. In connection therewith, the Company entered into a severance agreement with Mr. Weinstein pursuant to which the Company paid him his base salary of $300,000 through December 2004, provide him with certain employee and insurance benefits and provide for the vesting of his stock options. The severance agreement was approved by the Compensation Committee on July 16, 2004. As a result of Mr. Weinstein’s severance agreement, the Company recorded $199,500 in stock compensation expense in the year ended December 31, 2004 related to the extension of the exercise period on Mr. Weinstein’s stock options. In addition, a severance accrual was recorded for $300,000 as of March 11, 2004 which has been reduced as payments have been made.
      In July 2002, MasTec entered into an employment agreement with Eric J. Tveter as Executive Vice President and Chief Operations Officer with a two year term at an annual base salary of $300,000 (with annual cost of living increases) and a grant of 50,000 stock options, a guaranteed bonus for the year 2002 equal to one half of his base salary paid to him during the year 2002 and the right to participate in

MASTEC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
MasTec’s bonus plan for senior management beginning January 1, 2003. The agreement also contained noncompete and nonsolicitation provisions for a period of two years following the term of the agreement. Mr. Tveter resigned his position with the company on March 22, 2004. In connection therewith, we entered into a severance agreement with Mr. Tveter pursuant to which the Company paid him severance of $33,134 during 2004, paid his regular salary through July 14, 2004 at an annual rate of $306,837, provided him with certain employee benefits and provided for the vesting of his stock options. The Compensation Committee approved Mr. Tveter’s severance agreement on April 15, 2004 which will be the new measurement date of his stock options. As a result of Mr. Tveter’s severance agreement, the Company recorded approximately $216,800 in stock compensation expense in the year ended December 31, 2004 related to the extension of the exercise period on Mr. Tveter’s stock options. In addition, a severance accrual was recorded as of March 22, 2004 for approximately $173,000 which has been reduced as payments have been made.
      On October 12, 2004, MasTec entered into an employment agreement with C. Robert Campbell relating to his employment as Executive Vice President and Chief Financial Officer. The agreement expires on January 17, 2007 unless earlier terminated, and provides that Mr. Campbell will be paid an annual salary of $350,000 and an initial bonus of $75,000 upon execution of the employment agreement. The agreement also provides for a minimum annual performance bonus of $50,000 per year and stock options pursuant to MasTec’s stock option plans. Following termination of employment without cause or good reason, the executive will receive his base salary from the date of termination for a period of twelve months. If the agreement is terminated by the Company not renewing or extending the employment agreement then the executive shall be entitled to severance benefits for a period of six months from the termination date. If there is a change of control of MasTec during the employment term, the executive will be entitled to one and a half times the unpaid portion of his salary for the greater of twelve months or the remaining term of the agreement and to immediate vesting of any previously unvested options. The agreement also contains confidentiality, non-competition and non-solicitation provisions.
      On January 3, 2005, MasTec entered into an employment agreement with Gregory S. Floerke relating to his employment as Chief Operations Officer. The agreement expires on January 2, 2007 unless earlier terminated, and provides that Mr. Floerke will be paid an annual salary of $300,000 during the first year of employment and $350,000 during the second year of employment. The agreement also provides for stock options pursuant to MasTec’s stock option plans. Following termination of employment without cause or good reason the executive will receive his base salary for 12 months after the date of termination. If the agreement is not renewed by the Company, the executive is entitled to severance benefits for a period of six months from the termination date. The agreement also contains confidentiality, non-competition and non-solicitation provisions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
      The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the offering:

SEC Registration Fee	$18,449
Legal Fees and Expenses	220,000
Accounting Fees and Expenses	350,000
Printing and Mailing Expenses	120,000
Miscellaneous Expenses	169,551
TOTAL FEES AND EXPENSES	$878,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Section 607.0831 of the Florida Business Corporation Act (the “Florida Act”) provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an unlawful distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.
      Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer or employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under the subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth under subsections (1) and (2) of Section 607.0850. Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or another court of competent jurisdiction and such court, after giving any notice it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that such person is entitled to indemnification under the applicable standard under Section 609.0850.
      Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of Section 607.0850.
      The Registrant’s Articles of Incorporation provide that the Registrant shall indemnify to the fullest extent authorized by the Florida Act, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Registrant, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Registrant’s By-Laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Registrant of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.
      The Registrant has obtained primary and excess insurance policies insuring the directors and officers of the Registrant and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Registrant, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES
      On December 30, 2005, MasTec entered into a definitive agreement to purchase substantially all of the assets and assume certain operating liabilities and contracts of DSSI for a purchase price composed, in part, of $7.5 million of MasTec unregistered common stock. Pursuant to the terms of the DSSI Acquisition purchase agreement, the actual number of shares of MasTec common stock to be issued upon closing will be determined by dividing $7.5 million into the average closing sales price for the MasTec common shares on the New York Stock Exchange for the two business days preceding the closing date. MasTec plans to issue these shares of its common stock in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Pursuant to the terms of the DSSI Acquisition purchase agreement, MasTec has agreed to use its best efforts to register for resale the MasTec common stock that is part of the purchase price within 120 days after the closing of the DSSI Acquisition.

ITEM 16.	EXHIBITS
      The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

Exhibits		Description

1		Form of Underwriting Agreement.**
3.1		Amended and Restated Articles of Incorporation**
3.2		Second Amended and Restated Bylaws of MasTec, Inc. Amended and Restated as of May 30, 2003, filed as Exhibit 3.1 to our Form 10-Q for the quarter ended June 30, 2003 and filed with the SEC on August 14, 2003 and incorporated by reference herein.
4		Indenture, dated as of February 4, 1998, between the Registrant and First Trust National Association, as trustee, relating to the Registrant’s 7.75% Senior Subordinated Notes due 2008 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4, filed on February 13, 1998, Registration No. 333-46361).
5.1		Opinion of Greenberg Traurig, P.A. regarding validity of the shares of Common Stock being offered.**
10	.1+	1994 Stock Incentive Plan.**
10	.2+	1994 Stock Option Plan for Non-employee Directors.**
10	.3+	1997 Non-Qualified Employee Stock Purchase Plan.**
10	.4+	1999 Non-Qualified Employee Stock Option Plan, as amended October 4, 1999, filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10	.5+	1999 Non-Qualified Employee Stock Option Plan.**
10	.6+	Non-Employee Directors’ Stock Plan.**
10.7		Revolving Credit and Security Agreement dated as of January 22, 2002 between MasTec, certain of its subsidiaries, and Fleet Financial Corporation as agent filed as Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 28, 2002 and incorporated by reference herein.
10.8		Assumption and Amendment Agreement to Revolving Credit and Security Agreement dated February 7, 2002 filed as Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 28, 2002 and incorporated by reference herein.
10.9		Amendment No. 2 to the Revolving Credit and Security Agreement dated as of October 25, 2002 between MasTec, Inc., certain of its subsidiaries, and Fleet Financial Corporation as agent, filed as Exhibit 10.7 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10.10		Amendment No. 3 and Consent to the Revolving Credit and Security Agreement dated as of November 1, 2002 between MasTec, Inc., certain of its subsidiaries, and Fleet Financial Corporation as agent, filed as Exhibit 10-8 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10.11		Amendment No. 4 to the Revolving Credit and Security Agreement dated as of March 6, 2003 between MasTec, Inc., certain of its subsidiaries, and Fleet Financial Corporation as agent, filed as Exhibit 10.9 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.

Exhibits		Description

10	.12+	Employment Agreement dated September 27, 2002, between MasTec, Inc. and Austin J. Shanfelter, filed as Exhibit 10.1 to our Form 10-Q for the quarter ended September 20, 2002, and filed with the SEC on November 14, 2002 and incorporated by reference herein.
10	.13+	Severance Agreement with Jose Sariego dated as of December 31, 2002, filed as Exhibit 10.14 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10	.14+	Split-Dollar Agreement effective August 27, 2002 between MasTec, Inc. and Jorge Mas, filed as Exhibit 10.15 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10	.15+	Split-Dollar Agreement effective September 13, 2002 between MasTec, Inc. and Jorge Mas, filed as Exhibit 10.16 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10	.16+	Split-Dollar Agreement effective September 13, 2002 between MasTec, Inc. and Austin J. Shanfelter, filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein.
10	.17+	2003 Employee Stock Incentive Plan, filed as Appendix B to our definitive proxy statement for our 2003 Annual Meeting of Shareholders, dated April 25, 2003 and incorporated by reference herein.
10.18		Amendment No. 5 to our Revolving Credit and Security Agreement dated as of September 18, 2003 between MasTec, Inc., certain of its subsidiaries and Fleet Financial Corporation as agent, filed as Exhibit 10.1 to our Form 10-Q for the quarter ended September 30, 2003 and incorporated by reference herein.
10	.19+	Amended and Restated 2003 Stock Incentive Plan for Non-Employees, filed as Appendix A to our definitive proxy statement for a Special Meeting of Shareholders, dated November 17, 2003 and incorporated by reference herein.
10.20		Amendment No. 6 to the Revolving Credit and Security Agreement dated as of December 29, 2003 between MasTec, Inc., certain of its subsidiaries and Fleet Financial Corporation as agent, filed as Exhibit 10.2 to our Registration Statement on Form S-3 (file no. 333-111845) and incorporated by reference herein.
10	.21+	Employment Agreement with Donald Weinstein entered into as of December 1, 2003, filed as Exhibit 10.1 to the Registration Statement on Form S-3 on January 12, 2004 and incorporated by reference herein.
10.22		Amendment No. 7 to the Revolving Credit and Security Agreement dated as of July 22, 2004 between MasTec, Inc., certain of its subsidiaries and Fleet Financial Corporation, as agent, filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein.
10	.23+	Separation Agreement and General Release entered into as of March 22, 2004 between MasTec, Inc. and Eric J. Tveter, filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein.
10	.24+	Separation Agreement and General Release entered into as of March 11, 2004 between MasTec, Inc. and Donald P. Weinstein, filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein.
10	.25+	Separation Agreement and General Release entered into as of August 7, 2001 between MasTec, Inc. and Joel Citron, filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein.
10.26		Amendment No. 8 to Revolving Credit and Security Agreement dated October 4, 2004, filed as Appendix A to our Form 8-K filed October 8, 2004.
10	.27+	Employment Agreement, dated October 12, 2004 between C. Robert Campbell and MasTec, Inc., filed as Appendix A to our Form 8-K filed October 21, 2004.
10.28		Amendment No. 9 to Revolving Credit and Security Agreement dated December 29, 2004, filed as Exhibit 10.28 to our Form 10-Q for the three months ended September 30, 2004 and incorporated by reference herein.
10	.29+	Employment Agreement dated January 3, 2005 between Gregory S. Floerke and MasTec, Inc. filed as Exhibit 10.29 to our Form 8-K, filed with the SEC on January 7, 2005 and incorporated by reference herein.
10	.30+	Split-Dollar Agreement effective July 16, 2004 between MasTec, Inc and Jose Mas, filed as Exhibit 10.30 to our Form 10-K for the year ended December 31, 2004 and filed with the SEC on March 31, 2005 and incorporated by reference herein.
10.31		Amendment No. 10 to Revolving Credit and Security Agreement dated March 17, 2005, filed as Exhibit 10.31 to our Form 10-K for the year ended December 31, 2004 and filed with the SEC on March 31, 2005 and incorporated by reference herein.
10	.32+	Employment Agreement dated February 1, 2004 between Michael G. Nearing and MasTec, Inc. , filed as Exhibit 10.32 to our Form 10-Q for the quarter ended March 31, 2005 and filed with the SEC on May 10, 2005, and incorporated by reference herein.

Exhibits		Description

10.33		Amended and Restated Loan and Security Agreement dated as of May 10, 2005 between MasTec, Inc., certain of its subsidiaries, Bank of America, N.A., as collateral and administrative agent and General Electric Capital Corporation, as syndication agent, filed as Exhibit 10.1 to our Form 8-K filed with the SEC on May 12, 2005 and incorporated by reference herein.
10	.33+	Amendment to Employment Agreement dated November 3, 2005 between Mastec, Inc. and Austin J. Shanfelter, filed as Exhibit 10.1 to our Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein.
10	.34+	Employment Agreement dated November 16, 2005 between Mastec, Inc. and Alberto de Cardenas.**
10	.35+	Employment Agreement by and between Mastec, Inc. and Eric J. Tveter dated July 15, 2002 filed as Exhibit 10.2 to our Form 10-Q for the quarter ended September 30, 2002 and incorporated by reference herein.
10	.36+	Second Amendment to Employment Agreement dated December 19, 2005 by and between Mastec, Inc. and Austin J. Shanfelter.**
10	.37+	1997 Annual Incentive Compensation Plan.**
10	.38+	Deferred Fee Plan for Directors dated December 19, 2005, filed as Exhibit 10.38 to our Form 8-K filed with the SEC on December 23, 2005 and incorporated by reference herein.
10.39		Asset Purchase Agreement dated December 30, 2005, by and among MasTec North America AC, LLC, MasTec, Inc., Ronald E. Phillips, Dawn M. Phillips, Digital Satellite Services Employee Stock Ownership Trust and Digital Satellite Services, Inc.**
10	.40+	Deferred Bonus Agreement dated November 1, 2002 between MasTec, Inc. and Jorge Mas.**
10	.41+	First Amendment to Deferred Bonus Agreement dated January 6, 2006 between MasTec Inc. and Jorge Mas.**
10	.42+	Deferred Bonus Agreement dated November 1, 2002 between MasTec, Inc. and Austin Shanfelter.**
10	.43+	First Amendment to Deferred Bonus Agreement dated January 6, 2006 between MasTec, Inc. and Austin Shanfelter.**
10	.44+	First Amendment to Split-Dollar Agreement between MasTec, Inc. and Austin Shanfelter dated September 15, 2003.**
10	.45+	Second Amendment to Split-Dollar Agreement between MasTec, Inc. and Austin Shanfelter dated January 6, 2006.**
10	.46+	First Amendment to Split-Dollar Agreement (dated December 2002) between MasTec, Inc. and Jorge Mas dated May 4, 2003.**
10	.47+	Amendment to Split-Dollar Agreement (dated December 2002) between MasTec, Inc. and Jorge Mas dated September 15, 2003.**
10	.48+	Third Amendment to Split-Dollar Agreement (dated December 2002) between MasTec, Inc. and Jorge Mas dated January 6, 2006.**
10	.49+	First Amendment to Split-Dollar Agreement (dated May 2003) between MasTec, Inc. and Jorge Mas dated September 15, 2003.**
10	.50+	Second Amendment to Split-Dollar Agreement (dated May 2003) between MasTec, Inc. and Jorge Mas dated January 6, 2006.**
10	.51+	First Amendment to Split-Dollar Agreement between MasTec, Inc. and Jorge Mas dated January 6, 2006.**
21		Subsidiaries of the registrant.
23.1		Consent of Greenberg Traurig, P.A. (included in Exhibit 5 above).
23.2		Consent of BDO Seidman, LLP.
23.3		Consent of Ernst & Young LLP.
24		Power of Attorney.**

*	To be filed by amendment.

**	Previously filed.

+	Management contract or compensation plan arrangement.

ITEM 17.	UNDERTAKINGS
      a.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      b.     The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Coral Gables, State of Florida, on the 23rd day of January, 2006.

MASTEC, INC.

By:	/s/ Austin Shanfelter

Austin Shanfelter
President and Chief Executive Officer,
(Principal Executive Officer)

By:	/s/ C. Robert Campbell

C. Robert Campbell
Chief Financial Officer, (Principal
Financial and Accounting Officer)
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jorge Mas	Chairman of the Board of Directors	January 23, 2006

/s/ Austin J. Shanfelter Austin J. Shanfelter	President, Chief Executive Officer and Director (Principal Executive Officer)	January 23, 2006

* Jose R. Mas	Executive Vice President and Vice Chairman of the Board of Directors	January 23, 2006

/s/ C. Robert Campbell C. Robert Campbell	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2006

* Carlos M. de Cespedes	Director	January 23, 2006

* Ernst N. Csiszar	Director	January 23, 2006

* Robert J. Dwyer	Director	January 23, 2006

* Frank E. Jaumot	Director	January 23, 2006

Signature		Title	Date

* Julia L. Johnson		Director	January 23, 2006

* Jose S. Sorzano		Director	January 23, 2006

* John Van Heuvelen		Director	January 23, 2006

*By	/s/ Austin Shanfelter Austin Shanfelter Attorney-in-Fact

INDEX TO EXHIBITS

Exhibits	Description

21	Subsidiaries of the registrant
23.2	Consent of BDO Seidman, LLP
23.3	Consent of Ernst & Young LLP